    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 2001


                                                             FILE NOS. 333-75911
                                                                        811-5845
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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-2


REGISTRATION STATEMENT UNDER
   THE SECURITIES ACT OF 1933                                [X]

   Pre-Effective Amendment No.                               [ ]

   Post-Effective Amendment No. 4                            [X]
                              and
REGISTRATION STATEMENT UNDER
   THE INVESTMENT COMPANY ACT OF 1940                        [X]

   Amendment No. 30                                          [X]


                                   VAN KAMPEN
                            PRIME RATE INCOME TRUST
        (Exact Name of Registrant as Specified in Declaration of Trust)

               1 Parkview Plaza, Oakbrook Terrace, Illinois 60181
              (Address of Principal Executive Offices) (Zip Code)

                                 (630) 684-6000
              (Registrant's Telephone Number, including Area Code)


                              Sara L. Badler, Esq.


                               Executive Director


                    General Counsel and Assistant Secretary

                      Van Kampen Investment Advisory Corp.
                               1 Parkview Plaza,
                           Oakbrook Terrace, Illinois
                                   60181-5555
                    (Name and Address of Agent for Service)

                                   Copies to:

                             Wayne W. Whalen, Esq.
                              Thomas A. Hale, Esq.
                             Skadden, Arps, Slate,
                           Meagher & Flom (Illinois)
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
     Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. X
                               ------------------

                   CALCULATION OF REGISTRATION FEE UNDER THE
                             SECURITIES ACT OF 1933

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                           PROPOSED*          PROPOSED*
                                         AMOUNT OF          MAXIMUM            MAXIMUM            AMOUNT OF
        TITLE OF SECURITIES            SHARES BEING     OFFERING PRICE        AGGREGATE         REGISTRATION
          BEING REGISTERED              REGISTERED         PER UNIT        OFFERING PRICE           FEE*+
----------------------------------------------------------------------------------------------------------------
Common Shares of Beneficial
Interest............................    250,000,000          $9.91         $2,477,500,000         $688,745
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the registration fee.

+ All fees have previously been paid.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       VAN KAMPEN PRIME RATE INCOME TRUST

                             CROSS REFERENCE SHEET
                            PURSUANT TO RULE 404(c)


                   ITEM NUMBER, FORM N-2                                 CAPTION IN PROSPECTUS
                   ---------------------                                 ---------------------
Part A
 1.  Outside Front Cover....................................    Cover Page
 2.  Inside Front and Outside Back Cover Page...............    Cover Page; Outside Back Cover
 3.  Fee Table and Synopsis.................................    Fund Expenses; Prospectus Summary
 4.  Financial Highlights...................................    Financial Highlights
 5.  Plan of Distribution...................................    Purchasing Shares of the Fund;
                                                                Management of the Fund
 6.  Selling Shareholders...................................    Not Applicable
 7.  Use of Proceeds........................................    The Fund; Investment Objective and
                                                                Policies; Special Risk Considerations
 8.  General Description of the Registrant..................    The Fund; Investment Objective and
                                                                Policies; Special Risk Considerations;
                                                                Investment Practices and Special Risks;
                                                                Description of Common Shares
 9.  Management.............................................    Management of the Fund; Custodian,
                                                                Dividend Disbursing and Transfer Agent
10.  Capital Stock, Long-Term Debt and Other Securities.....    The Fund; Taxation; Distributions;
                                                                Dividend Reinvestment Plan; Repurchase
                                                                of Shares; Description of Common
                                                                Shares; Communications With
                                                                Shareholders
11.  Defaults and Arrears on Senior Securities..............    Not Applicable
12.  Legal Proceedings......................................    Not Applicable
13.  Table of Contents of the Statement of Additional           Table of Contents for the Statement of
     Information............................................    Additional Information

                                                                            CAPTION IN SAI
                                                                            --------------
Part B
14.  Cover Page.............................................    Cover Page
15.  Table of Contents......................................    Cover Page
16.  General Information and History........................    Not Applicable
17.  Investment Objective and Policies......................    Investment Objective and Policies and
                                                                Special Risk Consideration; Investment
                                                                Restrictions; Portfolio Transactions
18.  Management.............................................    Trustees and Officers
19.  Control Persons and Principal Holders of Securities....    Trustees and Officers
20.  Investment Advisory and Other Services.................    Trustees and Officers; Management of
                                                                the Fund
21.  Brokerage Allocation and Other Practices...............    Portfolio Transactions
22.  Tax Status.............................................    Taxation
23.  Financial Statements...................................    Report of Independent Auditors;
                                                                Portfolio of Investments as of July 31,
                                                                2001; Statement of Assets and
                                                                Liabilities as of July 31, 2001;
                                                                Statement of Operations for the Year
                                                                Ended July 31 2001; Statements of
                                                                Changes in Net Assets for the Year
                                                                Ended July 31, 2001 and 2000; Statement
                                                                of Cash Flows for the Year Ended July
                                                                31, 2001; Notes to Financial Statements


Part C

     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE FUND MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.


                SUBJECT TO COMPLETION -- DATED OCTOBER 17, 2001

--------------------------------------------------------------------------------
                       VAN KAMPEN PRIME RATE INCOME TRUST
--------------------------------------------------------------------------------


    The Van Kampen Prime Rate Income Trust's objective is to provide a high level of current income, consistent with preservation of capital. The Fund invests primarily in adjustable rate senior loans. Senior loans are business loans that have a senior right to payment. They are made to corporations and other borrowers and are often secured by specific assets of the borrower. The Fund believes that investing in adjustable rate senior loans should limit fluctuations in net asset value caused by changes in interest rates. You should, however, expect the Fund's net asset value to fluctuate as a result of changes in borrower credit quality and other factors.


  There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See "Special Risk Considerations."


  The Fund's shares have no trading market and no market is expected to develop. You should consider your investment in the Fund to be illiquid. In an effort to provide shareholders an opportunity to sell their shares, the Fund currently intends to consider to offer to repurchase a portion of its outstanding shares each quarter at net asset value. There is no guarantee that you will be able to sell your shares at any given time. If you hold your shares for less than five years, you will likely be charged an early withdrawal charge at the time the Fund repurchases your shares.


                               ------------------


  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATOR HAS APPROVED OR DISAPPROVED OF THE SHARES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. A REPRESENTATION TO THE CONTRARY IS A CRIME.


                               ------------------

    SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. SHARES INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF YOUR INVESTMENT.


    The Fund continuously offers its shares through Van Kampen Funds Inc., as principal underwriter, and through selected broker-dealers and financial services firms, at a price per share equal to net asset value. There is no initial sales charge or underwriting discount on purchases of shares. Van Kampen Funds Inc. will pay the broker-dealers and financial services firms participating in the continuous offering. The minimum initial investment is $1,000. The minimum initial investment for tax sheltered retirement plans is $250.



    The Fund's investment adviser is Van Kampen Investment Advisory Corp. This Prospectus sets forth the information about the Fund that you should know before investing. You should keep it for future reference. More information about the Fund, including a Statement of Additional Information dated
                  2001, has been filed with the Securities and Exchange Commission ("SEC"). This information is available upon written or oral request without charge. The Fund's Statement of Additional Information is incorporated herein by reference. You may get a copy of it by calling 1-800-341-2911. A table of contents for the Statement of Additional Information is on page 28. The SEC maintains a web site at http://www.sec.gov that contains the Statement of Additional Information, material incorporated by reference and other information about SEC registrants.


                             VAN KAMPEN FUNDS LOGO


                 THIS PROSPECTUS IS DATED              , 2001.

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                PAGE
                                                                ----
Fund Expenses...............................................      3
Prospectus Summary..........................................      4
Financial Highlights........................................      7
The Fund....................................................      8
Investment Objective and Policies...........................      8
Special Risk Considerations.................................     12
Investment Practices and Special Risks......................     15
Taxation....................................................     18
Management of the Fund......................................     19
Distributions...............................................     20
Dividend Reinvestment Plan..................................     20
Repurchase of Shares........................................     21
Description of Common Shares................................     23
Purchasing Shares of the Fund...............................     25
Communications With Shareholders............................     27
Custodian, Dividend Disbursing and Transfer Agent...........     27
Legal Opinions..............................................     27
Independent Auditors........................................     27
Additional Information......................................     28
Table of Contents for the Statement of Additional
  Information...............................................     28
Appendix A..................................................    A-1



  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, THE FUND'S INVESTMENT ADVISER OR THE FUND'S PRINCIPAL UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

--------------------------------------------------------------------------------
FUND EXPENSES
--------------------------------------------------------------------------------

  The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.


SHAREHOLDER TRANSACTION EXPENSES
  Sales Load................................................     None
  Early Withdrawal Charge...................................  0.00-3.00%(1)
ANNUAL OPERATING EXPENSES (AS A PERCENTAGE OF NET ASSETS
  ATTRIBUTABLE TO COMMON SHARES)
  Investment Advisory and Administration Fees(2)............    1.19%
  Interest Payments on Borrowed Funds.......................    0.00%
  Other Expenses............................................    0.24%
                                                              ----------
      Total Annual Operating Expenses.......................    1.43%


--------------------------------------------------------------------------------

(1) An early withdrawal charge of 3.00% will be imposed on most shares accepted by the Fund for repurchase within the first year after purchase and declining thereafter to 0.00% after the fifth year. See "Repurchase of Shares" for additional information.


(2) See "Management of the Fund" for additional information.

EXAMPLE

  An investor would pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return:


                                                              ONE YEAR   THREE YEARS   FIVE YEARS   TEN YEARS
                                                              --------   -----------   ----------   ---------
Assuming no tender of shares................................    $15          $45          $78         $171
Assuming tender and repurchase of shares on last day of
period and imposition of maximum applicable early withdrawal
charge......................................................    $45          $65          $88         $171


  This "Example" assumes that all dividends and other distributions are reinvested at net asset value and that the percentage amounts listed under Total Annual Operating Expenses remain the same in the years shown. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND THE FUND'S ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

--------------------------------------------------------------------------------
PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

  This summary is qualified by reference to the more detailed information included elsewhere in this Prospectus and in the Statement of Additional Information.


  THE FUND. Van Kampen Prime Rate Income Trust is a non-diversified, closed-end management investment company. The Fund completed an initial public offering in October 1989. Since November 1989, the Fund has continuously offered its common shares of beneficial interest, $.01 par value per common share (the "Shares") through Van Kampen Funds Inc. ("VKF") as principal underwriter. As of September 30, 2001, the Fund had 466,323,357 Shares outstanding and had net assets of $3,959,085,307. The Fund's investment adviser is Van Kampen Investment Advisory Corp. (the "Adviser").



  THE OFFERING. The Fund continuously offers Shares through VKF and through selected broker-dealers and financial services firms at net asset value. There is no initial sales charge or underwriting discount on purchases of Shares. VKF pays the broker-dealers and financial services firms participating in the continuous offering. The minimum initial investment is $1,000 and minimum subsequent investment is $100. The minimum initial investment for tax sheltered retirement plans is $250.



  INVESTMENT OBJECTIVE AND POLICIES. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. Although the Fund seeks capital preservation, it is not a money market fund or a certificate of deposit, and differs substantially from these products with respect to risks and liquidity, among other factors. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See "Special Risk Considerations."



  The Fund plans to invest at least 80% of its total assets in adjustable rate senior loans ("Senior Loans"). Senior Loans are business loans made to borrowers that may be corporations, partnerships or other entities ("Borrowers"). These Borrowers operate in a variety of industries and geographic regions. The interest rates on Senior Loans adjust periodically, and the Fund's portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. The Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in its net asset value caused by changes in interest rates.



  Senior Loans generally are negotiated between a Borrower and several financial institution lenders ("Lenders") represented by one or more Lenders acting as agent of all the Lenders ("Agent"). The Agent is responsible for negotiating the Loan Agreement that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Fund may act as one of the group of original Lenders originating a Senior Loan, may purchase assignments of portions of Senior Loans from third parties and may invest in participations in Senior Loans. Senior Loans may include certain foreign senior debt that is in the form of notes and not Loan Agreements.



  Senior Loans have the most senior position in a Borrower's capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Seniors Loans a priority claim on some or all of the Borrower's assets in the event of default. Most of the Fund's Senior Loan investments will be secured by specific assets of the Borrower. Senior Loans also have contractual terms designed to protect Lenders. The Fund generally acquires Senior Loans of Borrowers that, in the Adviser's judgment, can make timely payments on their Senior Loans and that satisfy other credit standards established by the Adviser. Because of their protective features, the Fund and the Adviser believe that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities. Investing in Senior Loans does, however, involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and careful analyses and monitoring of Borrowers. Nevertheless, you should expect that the Fund's net asset value will fluctuate as a result of changes in the credit quality of Borrowers and other factors. See "Special Risk Considerations -- Borrower Credit Risk."


  Other important investment policies of the Fund include the following: The Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any specific collateral; the Fund may invest up to 20% of its total assets in Senior Loans made to non-U.S. Borrowers provided that these Senior Loans are U.S. dollar denominated and pay principal and interest in U.S. dollars; and the Fund may invest up to 20% of its total assets in any combination of the following: (1) warrants, equity securities and junior debt securities in each case that are acquired in connection with the acquisition, restructuring or disposition of a Senior Loan, and (2) high quality short-term debt securities.

  SHARE REPURCHASES. The Fund currently intends, each quarter, to consider to offer for repurchase a portion of its outstanding Shares at their then current net asset value. Each repurchase must be preapproved by the Fund's Board of Trustees. To date, the Fund has repurchased Shares every quarter since it began operations. The Fund will impose an early withdrawal charge payable to VKF on most Shares accepted for repurchase that have been held for less than five years. There is no assurance that the Fund will in fact offer to repurchase any of its Shares. If the Fund does offer to repurchase Shares there is no guarantee that all or any Shares tendered will be purchased. The Fund may borrow to finance repurchases of Shares. Borrowings entail additional risks.



  INVESTMENT ADVISER. Van Kampen Investment Advisory Corp. is the Fund's investment adviser. The Adviser also serves as investment adviser to Van Kampen Senior Income Trust, a closed-end investment company listed on the New York Stock Exchange, and to Van Kampen Senior Floating Rate Fund, a closed-end investment company engaged in a continuous offering. These funds also invest primarily in Senior Loans. As of September 30, 2001, the Fund together with these funds had over $6.3 billion in assets. See "Management of the Fund."



  ADMINISTRATOR. VKF, the Fund's principal underwriter, also serves as the Fund's administrator (in such capacity, the "Administrator"). See "Management of the Fund."


  FEES AND EXPENSES. The Fund will pay the Adviser a fee at an annualized rate of 0.95% of the average daily net assets of the Fund. This fee is reduced on assets in excess of $4 billion. The Fund will pay the Administrator a fee at an annual rate of 0.25% of the average daily net assets of the Fund. See "Management of the Fund."

  DISTRIBUTIONS. The Fund plans to make monthly distributions of substantially all net investment income. Distributions cannot be assured, and the amount of each distribution is likely to vary. Net capital gain, if any, will be distributed at least annually.

  DIVIDEND REINVESTMENT PLAN. You may elect to have your dividends and capital gain distributions automatically reinvested in additional Shares purchased from the Fund at net asset value. If you do not elect to participate in this dividend reinvestment plan you will receive distributions in cash.

SPECIAL RISK CONSIDERATIONS

  NO TRADING MARKET FOR SHARES. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list the Shares for trading on any national securities exchange. There is no secondary trading market for Shares. An investment in the Shares is illiquid. If the Fund's Board of Trustees does not authorize the Fund to repurchase its Shares, you will not be able to sell your Shares. Even if the Fund does make repurchases, there is no guarantee that you will be able to sell all of the Shares that you desire to sell.

  SENIOR LOANS. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund's investments, and the Adviser relies primarily on its own evaluation of Borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.


  Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities. The market could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. Although the Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in net asset value as a result of changes in interest rates, extraordinary and sudden changes in interest rates could nevertheless disrupt the market for Senior Loans and result in fluctuations in the Fund's net asset value. However, many Senior Loans are of a large principal amount and are held by a large number of owners. In the Adviser's opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund's operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. Illiquid securities are also difficult to value. See "Investment Objective and Policies."

  Selling Lenders and other persons positioned between the Fund and the Borrower will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries.

  BORROWER CREDIT RISK. Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan will result in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund's net asset value and market value. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates.

  The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans issued in highly leveraged transactions. The Fund may even acquire and retain in its portfolio Senior Loans of Borrowers that have filed for bankruptcy protection. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. Nevertheless, even in the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower's payment obligation or that the collateral can or will be liquidated. In the case of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior position. Uncollateralized Senior Loans involve a greater risk of loss.

  INVESTMENT IN NON-U.S. ISSUERS. The Fund may invest up to 20% of its total assets, measured at the time of investment, in U.S. dollar denominated Senior Loans to Borrowers that are organized or located in countries other than the United States. Although the Senior Loans will require payment of interest and principal in U.S. dollars, these Borrowers may have significant non-U.S. dollar revenues. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, fluctuations in currency values and the potential for political, social and economic adversity.


  PARTICIPATIONS. The Fund may purchase participations in Senior Loans. Under a participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by assignment. In a participation, the Fund typically has a contractual relationship with the Lender selling the participation, but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender's interest in the Senior Loan.


  FUND BORROWINGS. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (including the amount borrowed) to finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of Shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to Shareholders. The Fund will not use borrowings for investment leverage purposes. Accordingly, the Fund will not purchase additional portfolio securities at any time that borrowings exceed 5% of the Fund's total assets (including the amount borrowed). See "Repurchase of Shares."


  NON-DIVERSIFIED STATUS. The Fund has registered as a "non-diversified" investment company. This means that it may invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower and participations purchased from a single Lender. Although the Fund does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower, it may invest more than 5% of its assets in participations purchased from a single Lender. If the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more at risk to any single corporate, economic, political or regulatory event that impacts one or more of those issuers.


  CERTAIN INVESTMENT PRACTICES. The Fund may use various investment practices that involve special risks, including engaging in interest rate and other hedging and risk management transactions. See "Investment Practices and Special Risks."

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS (for one Share of the Fund outstanding throughout the periods indicated)
--------------------------------------------------------------------------------


The following schedule presents financial highlights for one common share of the Fund outstanding throughout the periods indicated. The financial highlights for the fiscal years ended July 31, 2001 and 2000 have been audited by Deloitte & Touche LLP, independent auditors, whose report, along with the Fund's most recent financial statements, appears in the Fund's Statement of Additional Information. The information for the fiscal year ended July 31, 1999 and for the fiscal years prior to July 31, 1999 were audited by KPMG LLP. This information should be read in conjunction with the financial statements and related notes included in the Fund's Statement of Additional Information.


                                                                FISCAL YEAR ENDED JULY 31
                                     --------------------------------------------------------------------------------
                                     2001(C)       2000        1999        1998        1997        1996        1995
                                     -------       ----        ----        ----        ----        ----        ----
Net Asset Value, Beginning of the
 Period............................  $   9.50    $   9.85    $   9.98    $   9.96    $  10.00    $  10.05    $  10.05
                                     --------    --------    --------    --------    --------    --------    --------
 Net Investment Income.............       .66         .68         .64         .68         .70         .73         .76
 Net Realized and Unrealized
   Gain/Loss.......................      (.86)       (.36)       (.13)        .01        (.04)       (.03)       (.00)
                                     --------    --------    --------    --------    --------    --------    --------
Total from Investment
 Operations........................      (.20)        .32         .51         .69         .66         .70         .75
                                     --------    --------    --------    --------    --------    --------    --------
Less Distributions from Net
 Investment Income.................       .69         .67         .64         .67         .70         .75         .76
   Distributions in Excess of Net
     Investment Income.............       -0-         -0-         -0-         -0-         -0-         -0-         -0-
                                     --------    --------    --------    --------    --------    --------    --------
Total Distributions................       .69         .67         .64         .67         .70         .75         .76
                                     --------    --------    --------    --------    --------    --------    --------
Net Asset Value, End of Period.....  $   8.61    $   9.50    $   9.85    $   9.98    $   9.96    $  10.00    $  10.05
                                     ========    ========    ========    ========    ========    ========    ========
Total Return(a)....................    -2.11%       3.15%       5.23%       7.22%       6.79%       7.22%       7.82%
Net Assets at End of Period (in
 millions).........................  $3,989.7    $6,458.0    $8,136.4    $7,312.9    $6,237.0    $4,865.8    $2,530.1
Ratio of Expenses to Average Net
 Assets............................     1.43%       1.34%       1.35%       1.41%       1.42%       1.46%       1.49%
Ratio of Net Investment Income to
 Average Net Assets................     7.34%       6.97%       6.48%       6.81%       7.02%       7.33%       7.71%
Portfolio Turnover(b)..............       42%         36%         44%         73%         83%         66%         71%

                                      FISCAL YEAR ENDED JULY 31
                                     ----------------------------
                                       1994       1993      1992
                                       ----       ----      ----
Net Asset Value, Beginning of the
 Period............................  $  10.00    $10.00    $ 9.99
                                     --------    ------    ------
 Net Investment Income.............       .62       .60       .70
 Net Realized and Unrealized
   Gain/Loss.......................       .01       .01      .004
                                     --------    ------    ------
Total from Investment
 Operations........................       .63       .61       .70
                                     --------    ------    ------
Less Distributions from Net
 Investment Income.................       .59       .60       .69
   Distributions in Excess of Net
     Investment Income.............       -0-      .002       -0-
                                     --------    ------    ------
Total Distributions................       .58       .60       .69
                                     --------    ------    ------
Net Asset Value, End of Period.....  $  10.05    $10.00    $10.00
                                     ========    ======    ======
Total Return(a)....................     6.52%     6.17%     7.25%
Net Assets at End of Period (in
 millions).........................  $1,229.0    $966.7    $928.3
Ratio of Expenses to Average Net
 Assets............................     1.53%     1.53%     1.55%
Ratio of Net Investment Income to
 Average Net Assets................     6.16%     5.96%     6.98%
Portfolio Turnover(b)..............       74%       67%       59%


----------------

(a) Total return assumes an investment at the beginning of the period indicated, reinvestment of all distributions for the period and tender of all shares at the end of the period indicated, excluding payment of 3.00% imposed on most shares accepted by the Fund for repurchase within the first year and declining thereafter to 0.00% after the fifth year. If the early withdrawal charge was included, total return would be lower.



(b) Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.



(c)Based on average shares outstanding.


          See Financial Statements and Notes to Financial Statements.

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THE FUND
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  Van Kampen Prime Rate Income Trust is a non-diversified, closed-end management investment company. It was organized as a Massachusetts business trust on July 14, 1989. The Fund commenced investment operations on October 4, 1989 and on July 17, 1998 adopted its current name. The Fund completed an initial public offering of its Shares in October 1989. Since November 1989, the Fund has continuously offered its Shares through VKF as principal underwriter. The net proceeds from the sale of the Shares will be invested in accordance with the Fund's investment objective and policies or used for other operating purposes contemplated by this prospectus. The Fund expects that it ordinarily will be able to invest the net proceeds from the sale of Shares within approximately 30 days of receipt. The Fund's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555 and its telephone number is 1-800-341-2911.


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INVESTMENT OBJECTIVE AND POLICIES
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  The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. An investment in the Fund may not be appropriate for all investors and should not be considered a complete investment program. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See "Special Risk Considerations."

DESCRIPTION OF SENIOR LOANS


  In normal market conditions, the Fund plans to invest at least 80% of its assets in Senior Loans. Because Senior Loans have very large minimum investments, typically $5 million or more, the Fund provides individual investors access to a market that normally is limited to institutional investors.



  INTEREST RATES AND MATURITY. Interest rates on Senior Loans adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is the London Inter-Bank Offered Rate ("LIBOR"), the prime rate offered by one or more major United States banks (the "Prime Rate") or the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders. LIBOR, as provided for in loan agreements, usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits. The Adviser believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to the most creditworthy borrowers, although it may not be the bank's lowest available rate. The CD rate, as provided for in loan agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.



  Interest rates on Senior Loans may adjust over different time periods, including daily, monthly, quarterly, semi-annually or annually. The Fund will not invest more than 5% of its total assets in Senior Loans with interest rates that adjust less often than semi-annually. The Fund may use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of Senior Loans. If the Fund does so, it considers the shortened period to be the adjustment period of the Senior Loan. The Fund's portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. As short term interest rates rise, interest payable to the Fund should increase. As short term interest rates decline, interest payable to the Fund should decrease. The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund's portfolio of Senior Loans.


  When interest rates rise, the values of fixed income securities generally decline. When interest rates fall, the values of fixed income securities generally increase. The Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in the Fund's net asset value caused by changes in interest rates. The Fund expects the values of its Senior Loan investments to fluctuate less than the values of fixed rate, longer-term income securities in response to the changes in interest rates. Changes in interest rates can, however, cause some fluctuation in the Fund's net asset value.

  The Fund expects that its Senior Loans will have stated maturities ranging from three to ten years, although the Fund has no policy limiting the maturity of Senior Loans that it purchases. Senior Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of Senior Loans may be considerably less than their stated maturity. The Fund estimates that the actual maturity of the Senior Loans in its portfolio will be approximately 18-24 months. Because the interest rates on Senior Loans adjust periodically, the Fund and the Adviser believe that the reinvestment by the Fund in Senior Loans after prepayment should not result in a significant reduction in the interest payable to the Fund. Fees received by the Fund may even enhance the Fund's income. See " -- The Senior Loan Process" below.



  PROTECTIVE PROVISIONS OF SENIOR LOANS. Senior Loans have the most senior position in a Borrower's capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Senior Loans a priority claim on some or all of the Borrower's assets in the event of default. Most of the Fund's Senior Loan investments will be secured by specific assets of the Borrower. These Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, such as trademarks, accounts receivable, inventory, buildings, real estate, franchises, and common and preferred stock in its subsidiaries and affiliates. Collateral may also include guarantees or other credit support by affiliates of the Borrower. In some cases, a collateralized Senior Loan may be secured only by stock of the Borrower or its subsidiaries. The loan agreement may or may not require the Borrower to pledge additional collateral to secure the Senior Loan if the value of the initial collateral declines. In certain circumstances, the loan agreement may authorize the Agent to liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. The Fund may invest up to 20% of its total assets in Senior Loans that are not secured by specific collateral. Such unsecured Senior Loans involve a greater risk of loss.



  Senior Loans also have contractual terms designed to protect Lenders. Loan agreements often include restrictive covenants that limit the activities of the Borrower. These covenants may include mandatory prepayment out of excess cash flows, restrictions on dividend payments, the maintenance of minimum financial ratios, limits on indebtedness and other financial tests. Breach of these covenants generally is an event of default and, if not waived by the Lenders, may give Lenders the right to accelerate principal and interest payments.



  BORROWERS. Borrowers operate in a variety of industries and geographic regions. The Fund does not intend to invest more than 5% of its total assets in Senior Loans of a single Borrower. In addition, the Fund will not invest more than 25% of its total assets in Borrowers that conduct their principal businesses in the same industry. Most Senior Loans are made to U.S. Borrowers. The Fund may, however, invest up to 20% of its total assets in Senior Loans made to non-U.S. Borrowers. These Senior Loans must be U.S. dollar denominated and pay principal and interest in U.S. dollars. Investing in Senior Loans of non-U.S. Borrowers involves special risks. See "Special Risk
Considerations -- Investment in Non-U.S. Issuers."



  The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt, preferred stock and common stock. Senior Loans typically have the most senior claim on Borrower's assets while common stock has the most junior claim. The proceeds of Senior Loans that the Fund will purchase usually will be used by Borrowers to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.


  The Fund may purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. Because of the protective features of Senior Loans, the Fund and the Adviser believe that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities. Investing in Senior Loans does, however, involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and analyses and monitoring of Borrowers.


  The Fund generally invests in a Senior Loan if, in the Adviser's judgment, the Borrower can meet its payment obligations. The Adviser performs its own independent credit analysis of the Borrower in addition to utilizing information prepared and supplied by the Agent or other Lenders. When evaluating a Borrower the Adviser considers many factors, including the Borrower's past and future projected financial performance. The Adviser also considers a Borrower's management, collateral and industry. The Fund generally acquires a collateralized Senior Loan if the Adviser believes that the collateral coverage equals or exceeds the outstanding principal amount of the Senior Loan. The Adviser continues to monitor a Borrower on an ongoing basis for so long as the Fund continues to own the Senior Loan. Although the Adviser will use its best judgment in selecting Senior Loans, there can be no assurance that such analysis will disclose factors that may impair the value of a Senior Loan. You should expect the Fund's net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of a Borrower could cause a permanent decrease in the Fund's net asset value. See "Special Risk Considerations -- Borrower Credit Risk."

  The Adviser generally relies on its own credit analyses of Borrowers and not on analyses prepared by ratings agencies or other independent parties. There is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund's investments. Although a Senior Loan may not be rated by any rating agency at the time the Fund purchases the Senior Loan, rating agencies have become more active in rating an increasing number of Senior Loans and at any given time a substantial portion of the Senior Loans in the Fund's portfolio may be rated. The lack of a rating does not necessarily imply that a Senior Loan is of lesser investment quality. There is no limit on the percentage of the Fund's assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality.


  The following table sets forth the percentage of the Fund's net assets invested in rated and unrated obligations (using the higher of Standard & Poor's or Moody's Investors Service, Inc. rating categories), based on valuations as of July 31, 2001:



Rated Obligations...........................................  65.7%
BBB/Baa: 3.5%; BB/Ba: 36.6%; B/B: 22.5%; CCC/Caa: 2.3%; D/D:
  .8%
Unrated Obligations.........................................  34.3%


THE SENIOR LOAN PROCESS


  Senior Loans generally are negotiated between a Borrower and several Lenders represented by one or more Lenders acting as Agent of all the Lenders. The Agent is responsible for negotiating the loan agreement ("Loan Agreement") that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.


  The Agent generally is required to administer and manage the Senior Loan on behalf of other Lenders. When evaluating Senior Loans, the Adviser may consider, and may rely in part on, analysis performed by the Agent and other Lenders. This analysis may include an evaluation of the value and sufficiency of any collateral securing Senior Loans. As to collateralized Senior Loans, the Agent usually is required to monitor the collateral. The Agent may rely on independent appraisals of specific collateral. The Agent need not, however, obtain an independent appraisal of assets pledged as collateral in all cases. The Agent generally is also responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing a Senior Loan.


  The Fund normally relies on the Agent to collect principal of and interest on a Senior Loan. Furthermore, the Fund also relies in part on the Agent to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and to notify the Fund (or the Lender from whom the Fund has purchased a participation) of any adverse change in the Borrower's financial condition. The Fund acts as a Lender with respect to a syndicated Senior Loan only where the Agent at the time of investment has outstanding debt or deposit obligations rated investment grade by a rating agency or determined by the Adviser to be of comparable quality. A rating agency's top four major rating categories generally are considered to be investment grade. For a description of rating categories, see Appendix A. The lowest tier of investment grade rating is considered to have speculative characteristics. The Fund will not purchase interests in Senior Loans unless the Agent, Lender and any other person positioned between the Fund and the Borrower has entered into an agreement that provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Insolvency of the Agent or other persons positioned between the Fund and the Borrower could result in losses for the Fund. See "Special Risk
Considerations -- Senior Loans."



  The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers include three primary types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to Lenders when a Senior Loan is originated. Commitment fees are paid to Lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Lenders may receive prepayment penalties when a Borrower prepays a Senior Loan. The Fund receives these fees directly from the Borrower if the Fund is an Original Lender (as defined below) or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment (as defined below). Whether the Fund receives a facility fee in the case of an Assignment, or any fees in the case of a Participation (as defined below), depends on negotiations between the Fund and the Lender selling such interests. When the Fund buys an Assignment, it may be required to pay a fee to the

Lender selling the Assignment, or to forgo a portion of interest and fees payable to the Fund. Occasionally, the assignor pays a fee to the assignee. A person selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. The Fund may be required to pass along to a person that buys a Senior Loan from the Fund a portion of any fees that the Fund is entitled to.

  The Fund may have obligations under a Loan Agreement, including the obligation to make additional loans in certain circumstances. The Fund intends to reserve against such contingent obligations by segregating cash, liquid securities and liquid Senior Loans as a reserve. The Fund will not purchase a Senior Loan that would require the Fund to make additional loans if, as a result of such purchase, all of the Fund's additional loan commitments in the aggregate would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the asset composition requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

TYPES OF SENIOR LOAN INVESTMENTS


  The Fund may act as one of the group of Lenders originating a Senior Loan (an "Original Lender"), may purchase assignments or novations ("Assignments") of portions of Senior Loans from third parties, and may invest in participations ("Participations") in Senior Loans. Senior Loans also include certain foreign debt obligations that are in the form of notes rather than Loan Agreements and certain structured notes with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such notes. All of these interests in Senior Loans are sometimes referred to simply as Senior Loans.


  ORIGINAL LENDER. When the Fund acts as an Original Lender it may participate in structuring the Senior Loan. When the Fund is an Original Lender it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders also have full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount of interest on or principal of a Senior Loan, releasing collateral, changing the maturity of a Senior Loan or a change in control of the Borrower frequently require the unanimous vote or consent of all Lenders affected. The Fund will never act as the Agent or principal negotiator or administrator of a Senior Loan.

  ASSIGNMENTS. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement. Assignments may, however, be arranged through private negotiations, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

  PARTICIPATIONS. When the Fund purchases a Participation in a Senior Loan, the Fund will usually have a contractual relationship only with the Lender selling the Participation and not with the Borrower. The Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of such payments from the Borrower. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender.

  The Fund has taken the following measures in an effort to minimize these risks. The Fund will only acquire Participations if the Lender selling the Participation and any other persons positioned between the Fund and the Lender
(i) has, at the time of investment, outstanding debt or deposit obligations rated investment grade by a rating agency or that are determined by the Adviser to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.

  The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a Participation in a Senior Loan it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund. The Fund may not benefit directly from the collateral supporting a Senior Loan in which it has purchased the Participation, although Lenders that sell Participations generally are required to distribute liquidation proceeds received by them pro rata among the holders of such Participations.

  OTHER SENIOR DEBT SECURITIES. The Fund may invest up to 5% of its total assets in certain senior debt securities that are in the form of notes rather than Loan Agreements. The Fund expects to purchase these senior debt securities only in the case of non-U.S. Borrowers. The Fund will only purchase senior debt securities if (i) the senior debt securities represent the only form of senior debt financing of the Borrower or (ii) the senior debt securities are pari passu in the capital structure with other Senior Loans of a Borrower and the Adviser determines that the terms, conditions, covenants and collateral package of the senior debt securities are substantially similar, or more favorable to the Fund, compared to the other Senior Loans of such Borrower. There may be no person performing the role of the Agent for senior debt securities. As a result, the Fund may be more dependent on the ability of the Adviser to monitor and administer these Senior Loans. Senior debt securities will be treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its total assets in Senior Loans.

  The Fund also may invest up to 5% of its total assets in structured notes with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss; as a result, a relatively small decline in the value of a referenced Senior Loan could result in a relatively large loss in the value of a structured note. Structured notes will be treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its total assets in Senior Loans.

OTHER IMPORTANT INVESTMENT POLICIES


  The Fund may invest up to 20% of its total asset in warrants, equity securities and junior debt securities acquired in connection with the acquisition, restructuring or disposition of Senior Loans. The Fund also may convert a warrant into the underlying security. Although the Fund generally will acquire interests in warrants, equity and junior debt securities only when the Adviser believes that the value being given by the Fund is substantially outweighed by the potential value of such interests, investment in warrants, equity and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans including the potential for increasing fluctuations in the Fund's net asset value. Any warrants, equity securities and junior debt securities held by the Fund will not be treated as Senior Loans and thus will not count toward the 80% of the Fund's total assets that normally will be invested in Senior Loans.


  During normal market conditions, the Fund may invest up to 20% of its total assets in high quality, short-term debt securities with remaining maturities of one year or less. These may include commercial paper rated at least in the top two rating categories, or unrated commercial paper considered by the Adviser to be of similar quality; interests in short-term loans of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such top two rating categories, or having no rating but determined by the Adviser to be of comparable quality; certificates of deposit and bankers' acceptances; and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. These securities may pay interest at adjustable rates or at fixed rates. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and such high quality, short-term debt securities.

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SPECIAL RISK CONSIDERATIONS
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  NO TRADING MARKET FOR SHARES. The Fund is a closed-end investment company designed for long-term investors. The Fund does not intend to list the Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Shares. The Shares are illiquid. In the event that the Fund's Board of Trustees does not authorize the Fund to make repurchases of its Shares, you will not be able to otherwise sell your Shares. Even if the Fund does make repurchases, there is no guarantee that you will be able to resell to the Fund all of the Shares that you desire to sell at any particular time.

  SENIOR LOANS. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund's investments, and the Adviser relies primarily on its own evaluation of Borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.


  Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities. However, many Senior Loans are of a large principal amount and are held by a large number of owners. In the Adviser's opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund's operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or that are subject to restrictions on resale. The substantial portion of the Fund's assets invested in Senior Loans may restrict the ability of the Fund to dispose of its investments in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Shares. The market for Senior Loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the Fund's net asset value per Share. Illiquid securities are also difficult to value.



  If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Senior Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of Senior Loans that are considered highly leveraged transactions or subject Senior Loans to increased regulatory scrutiny, financial institutions may determine to sell such Senior Loans. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a Senior Loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the Senior Loan may be adversely affected.


  Selling Lenders and other persons positioned between the Fund and the Borrower will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

  Should an Agent or a Lender positioned between the Fund and a Borrower become insolvent or enter FDIC receivership or bankruptcy, where the Fund is an Original Lender or has purchased an Assignment any interest of such person in the Senior Loan and in any loan payment held by such person for the benefit of the Fund should not be included in the person's estate. If, however, these items are included in their estate, the Fund would incur costs and delays in realizing payment and could suffer a loss of principal or interest.

  Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to Lenders. Such court action could under certain circumstances include invalidation of Senior Loans.

  BORROWER CREDIT RISK. Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan results in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund's net asset value. The risk of default increases in the event of an economic downturn or a substantial increase in interest rates. An increased risk of default could result in a decline in the value of Senior Loans and in the Fund's net asset value.

  The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Borrowers may have outstanding debt obligations that are rated below investment grade. More recently, rating agencies have begun rating Senior Loans, and Senior Loans in the Fund's portfolio may themselves be rated below investment grade. The Fund may invest a substantial portion of its assets in Senior Loans of Borrowers that have outstanding debt obligations rated below investment grade or that are unrated but of comparable quality to such securities. Debt securities rated below investment grade are viewed by the rating agencies as speculative and are commonly known as "junk bonds." Senior Loans may not be rated at the time that the Fund purchases them. If a Senior Loan is rated at the time of purchase, the Adviser may consider the rating when evaluating the Senior Loan but, in any event, does not view ratings as a determinative factor in investment decisions. As a result, the Fund is more dependent on the Adviser's credit analysis abilities. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. The values of Senior Loans of Borrowers that have filed for bankruptcy protection or that are experiencing payment difficulty could be affected by, among other things, the assessment of the likelihood that the Lenders ultimately will receive repayment of the principal amount of such Senior Loans, the likely duration, if any, of a lapse in the scheduled payment of interest and repayment of principal and prevailing interest rates. As of September 30, 2001, the Fund held in its portfolio 21 Senior Loans (the aggregate value of which represented approximately 6.75% of the value of the Fund's net assets on such date) of Borrowers that were subject to protection under the federal bankruptcy laws.


  In the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower's payment obligation or that the collateral can or will be liquidated. In the event of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior positions. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loans. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all of its value in the event of bankruptcy of the Borrower. Uncollateralized Senior Loans involve a greater risk of loss.

  INVESTMENT IN NON-U.S. ISSUERS. The Fund may invest up to 20% of its total assets, measured at the time of investment, in U.S. dollar denominated Senior Loans to Borrowers that are organized or located in countries other than the United States. Although the Senior Loans will require payment of interest and principal in U.S. dollars, these Borrowers may have significant non-U.S. dollar revenues. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, fluctuations in currency values and the potential for political, social and economic adversity.


  WARRANTS, EQUITY SECURITIES AND JUNIOR DEBT SECURITIES. Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower's assets as compared with Senior Loans. As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Fund's net asset value.


  PARTICIPATIONS. The Fund may purchase Participations in Senior Loans. Under a Participation the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by Assignment. In a Participation the Fund typically has a contractual relationship with the Lender selling the Participation, but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the Participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the Participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender's interest in the Senior Loan.

  FUND BORROWINGS. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (including the amount borrowed) to finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of Shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to Shareholders. Borrowings may also result in greater volatility in the Fund's net asset value and an inability of the Fund to make certain dividend or other distributions to Shareholders could adversely impact the Fund's federal income tax status as a regulated investment company. The Fund will not use borrowings for investment leverage purposes. Accordingly, the Fund will not purchase additional portfolio securities at any time that borrowings exceed 5% of the Fund's total assets (including the amount borrowed). See "Repurchase of Shares."

  NON-DIVERSIFIED STATUS. The Fund has registered as a "non-diversified" investment company. This means that it may invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower and Participations purchased from a single Lender. Although the Fund does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower, it may invest more than 5% of its assets in Participations purchased from a single Lender. If the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more at risk to any single corporate, economic, political or regulatory event that impacts one or more of those issuers.


  ANTI-TAKEOVER PROVISIONS. The Fund's Declaration of Trust includes provisions that could limit the ability of other persons to acquire control of the Fund or to change the composition of its Board of Trustees. See "Description of Common Shares -- Anti-Takeover Provisions in the Declaration of Trust."


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INVESTMENT PRACTICES AND SPECIAL RISKS
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  The Fund may use interest rate and other hedging transactions, lend portfolio holdings, purchase and sell Senior Loans and other securities on a "when issued" or "delayed delivery" basis, and use repurchase and reverse repurchase agreements. These investment practices involve risks. Although the Adviser believes that these investment practices may aid the Fund in achieving its investment objective, there is no assurance that these practices will achieve this result.

INTEREST RATE AND OTHER HEDGING TRANSACTIONS

  The Fund may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives, with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund's portfolio. In addition, the Fund may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. The Fund does not intend to engage in such transactions to enhance the yield on its portfolio to increase income available for distributions. Market conditions will determine whether and in what circumstances the Fund would employ any of the hedging and risk management techniques described below. The Fund will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the Fund's portfolio or obligations incurred by the Fund. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions.

  The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio the Borrower to which has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

  The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.

  In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive in respect of floating rate portfolio assets being hedged.

  The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser's judgment about the direction or extent of the movement in interest rates in incorrect, the Fund's overall performance would be worse than if it had not entered into any such transactions. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

  Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund's custodian. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund's obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Board of Trustees, to be creditworthy. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

  New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

LENDING OF PORTFOLIO HOLDINGS

  The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral. The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, risks of delay in recovery or even loss of rights in the collateral exist should the borrower of the financial instruments fail financially. However, the loans would be made only to firms deemed by the Adviser to be of good standing and when, in the judgment of the Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Adviser pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board of Trustees of the Fund. No specific limitation exists as to the percentage of the Fund's assets which the Fund may lend.

"WHEN ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS

  The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interests or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring interests or securities for the Fund's portfolio consistent with the Fund's investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets which may be used to acquire securities on a "when issued" or "delayed delivery" basis.

REPURCHASE AGREEMENTS

  The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor, e.g., a bank or brokerage firm, with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund's assets which may be used to participate in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

  The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will maintain in a segregated account with its custodian cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Regulations of the SEC require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

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TAXATION
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  The Fund has elected and qualified, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, the Fund will not be required to pay federal income taxes on any income distributed to shareholders. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders. As a Massachusetts business trust, the Fund will not be subject to any excise or income taxes in Massachusetts as long as it qualifies as a regulated investment company for federal income tax purposes.


  If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as a corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income.


  Distributions. Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income, whether paid in cash or reinvested in additional Shares. Distributions of the Fund's net capital gains as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders. For a summary of the maximum tax rates applicable to capital gains (including capital gain dividends), see "Capital Gains Rates" below. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.



  Sale of Shares. Except as discussed below, selling shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares sold are held as a capital asset, the gain or loss will be a capital gain or loss. For a summary of the maximum tax rates applicable to capital gains, see "Capital Gains Rates" below. It is possible, although the Fund believes it is unlikely, that, in connection with a tender offer, distributions to tendering shareholders may be subject to tax as ordinary income (rather than as gain or loss), which in turn may result in deemed distributions being subject to tax as ordinary income for non-tendering shareholders. The federal income tax consequences of the repurchase of Shares pursuant to a tender offer will be disclosed in the related offering documents. Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.



  Capital Gains Rates. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers investing in the Fund is (i) the same as the maximum ordinary income tax rate for capital assets held for one year or less or (ii) 20% for capital assets held for more than one year. The maximum long-term capital gains rate for corporations is 35%.

  General. The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their advisors regarding the specific federal tax consequences of purchasing, holding and disposing of Shares, as well as the effects of state, local and foreign tax laws and any proposed tax law changes.


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MANAGEMENT OF THE FUND
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BOARD OF TRUSTEES

  The management of the Fund, including general supervision of the duties performed by the Adviser under the Advisory Agreement, is the responsibility of the Fund's Board of Trustees.

THE ADVISER


  Van Kampen Investment Advisory Corp. is the Fund's investment adviser. The Adviser is a wholly-owned subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is an indirect wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. The Adviser's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.



  Van Kampen is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $76 billion under management or supervision, as of September 30, 2001. Van Kampen has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by financial advisers nationwide.


  Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

  INVESTMENT ADVISORY AGREEMENT. Subject to the authority of the Board of Trustees, the Adviser and the Fund's officers will supervise and implement the Fund's investment activities and will be responsible for overall management of the Fund's business affairs. The investment advisory agreement (the "Advisory Agreement") between the Adviser and the Fund requires the Adviser to supply investment research and portfolio management. The Adviser's responsibilities include, but are not limited to:

  - selecting which securities the Fund should purchase, hold or sell;

  - choosing the brokers through which the Fund will execute its portfolio transactions,

  - furnishing offices, necessary facilities and equipment, and

  - permitting the use of its officers and employees to serve without compensation as Trustees and officers of the Fund.

  For the services provided by the Adviser under the Advisory Agreement, the Fund will pay the Adviser an annualized fee (accrued daily and paid monthly) equal to the percentage of the Fund's average net assets shown in the table below. The advisory fee is higher than the fees paid by most management investment companies, although it is comparable to the fees paid by several publicly offered, closed-end management investment companies with investment objectives and policies similar to those of the Fund.


AVERAGE DAILY NET ASSETS   PERCENT PER ANNUM
------------------------   -----------------
   First $4.0 Billion           0.950%
   Next $ 3.5 Billion           0.900%
   Next $ 2.5 Billion           0.875%
   Over $10.0 Billion           0.850%


  The Adviser may in its sole discretion from time to time waive all or a portion of the investment advisory fee or reimburse the Fund for all or a portion of its other expenses.

  PORTFOLIO MANAGEMENT. Howard Tiffen, Senior Vice President of the Adviser and Vice President of the senior loan funds advised by the Adviser, is primarily responsible for the day-to-day management of the Fund. Mr. Tiffen assumed portfolio management responsibilities for the Fund in December 1999. Mr. Tiffen also has primary responsibility for the day-to-day management of the portfolio of the Van Kampen Senior Floating Rate Fund, a continuously offered closed end investment company, and Van Kampen Senior Income Trust, a closed end investment company listed on the New York

Stock Exchange, both investing primarily in Senior Loans and having investment objectives and policies substantially similar to those of the Fund. Mr. Tiffen has over 30 years of investment experience and manages, as of September 30, 2001, over $7.8 billion in senior loan assets for Van Kampen. Mr. Tiffen is also Senior Vice President of Van Kampen Asset Management Inc. and Van Kampen Management Inc. Prior to joining the Adviser, Mr. Tiffen was senior portfolio manager for Pilgrim Investments' Senior Floating Rate Investment Management business from 1995 to 1999, where he managed the Pilgrim Prime Rate Trust and other structured senior loan portfolios. From 1982 to 1995, Mr. Tiffen held positions in the lending and capital markets functions at Bank of America, and its predecessor, Continental Bank. Mr. Tiffen received a bachelor's degree from Northwestern University, Chicago, Illinois. He also is an associate of the Chartered Institute of Bankers and a member of the Economic Club of Chicago.



  THE ADMINISTRATOR. VKF, the Fund's principal underwriter, also serves as the Fund's Administrator. Its principal business address is 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. The Administrator is an affiliate of the Adviser.


  Pursuant to the administration agreement between the Fund and the Administrator (the "Administration Agreement"), the Administrator (i) monitors provisions of Loan Agreements and any Participations and Assignments and is responsible for recordkeeping for Senior Loans; (ii) arranges for the printing and dissemination of reports to holders of Shares; (iii) arranges for dissemination of the Fund's proxy and any tender offer materials to holders of Shares, and oversees the tabulation of proxies by the Fund's transfer agent;
(iv) negotiates the terms and conditions under which custodian services are provided to the Fund and the fees to be paid by the Fund in connection therewith; (v) negotiates the terms and conditions under which dividend disbursing services are provided to the Fund, and the fees to be paid by the Fund in connection therewith and reviews the provision of dividend disbursing services to the Fund; (vi) provides the Fund's dividend disbursing agent and custodian with such information as is required for them to effect payment of dividends and distributions and to implement the Fund's dividend reinvestment plan; (vii) makes such reports and recommendations to the Board of Trustees as the Trustees reasonably request; and (viii) provides shareholder services to holders or potential holders of the Fund's securities.

  For the services rendered to the Fund and related expenses borne by the Administrator, the Fund pays the Administrator a fee, accrued daily and paid monthly, at the annualized rate of 0.25% of the Fund's net assets.

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DISTRIBUTIONS
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  The Fund's present policy is to declare daily and pay monthly distributions to holders of Shares of substantially all of the Fund's net investment income. Distributions cannot be assured, and the amount of each monthly distribution is likely to vary. The Fund's net capital gain, if any, generally will be distributed at least annually. You may elect to have distributions automatically reinvested in additional Shares. See "Dividend Reinvestment Plan."

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DIVIDEND REINVESTMENT PLAN
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  You may choose to have your dividend and capital gain distributions reinvested in additional Shares at net asset value (without a sales charge). If you do not make this election, all distributions will be made in cash. You may withdraw from the dividend reinvestment plan at any time by contacting the Plan Agent at the address or telephone number listed below. Your withdrawal will become effective for dividends and declarations that occur after, and have a record date of at least ten days after, the Plan Agent's receipt of your notice to withdraw from the dividend reinvestment plan.

  All correspondence concerning the dividend reinvestment plan should be directed to the State Street Bank and Trust Company, as Plan Agent, c/o Van Kampen Investor Services Inc., P.O. Box 218256, Kansas City, MO 64121-8256. Please call (800) 341-2911 between the hours of 7:00 a.m. and 7:00 p.m. Central Time if you have questions regarding the Plan. See "Dividend Reinvestment Plan" in the Statement of Additional Information.


  DIVIDEND DIVERSIFICATION. A shareholder also may, by completing the appropriate section of the application form or by calling (800) 341-2911 ((800) 421-2833 for the hearing impaired), elect to have all dividends and other distributions paid on Shares invested into shares of certain mutual funds advised by the Adviser or its affiliates, so long as a pre-existing account for such shares exists for the shareholder. A shareholder may call the phone numbers shown above to obtain a list of the mutual funds available and to request current prospectuses.


  If the qualified pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the fund into which distributions would be invested. Distributions are invested into the selected fund at its net asset value per share as of the distribution payment date. Purchases may be made only if shares of the selected fund are available for sale in the investor's state.


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REPURCHASE OF SHARES
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  The Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to repurchase Shares through a tender offer for all or a portion of the Fund's then outstanding Shares. Such repurchases would be made at the net asset value of the Shares on the expiration date of the tender offer. Currently, management of the Fund expects to recommend that the Board of Trustees approve such repurchases quarterly. Although tender offers, if undertaken and completed, will provide some liquidity for holders of the Shares, there is no assurance that tender offers will in fact be undertaken or completed or, if completed, that they will provide sufficient liquidity for all holders of Shares who may desire to sell such Shares. As such, investment in the Shares should be considered illiquid. As of the date of this Prospectus, the Fund has commenced and consummated tender offers in each quarter since the commencement of investment operations. An early withdrawal charge payable to VKF will be imposed on most Shares accepted for tender by the Fund which have been held for less than five years, as described below.



  Although the Board of Trustees believes that tender offers for the Shares generally would increase the liquidity of the Shares, the repurchase of Shares by the Fund will decrease the total assets of the Fund and, therefore, increase the Fund's expense ratio. Because of the nature of the Fund's portfolio, the Adviser anticipates potential difficulty in disposing of portfolio securities in order to consummate tender offers for the Shares. As a result, the Fund may be required to increase the amount of its portfolio invested in cash or short-term investments in anticipation of tender offers or borrow money in order to finance repurchases. Cash and short-term investments generally produce a lower return than investments in Senior Loans, and borrowing involves costs and expenses.



  If a tender offer has been made, the Trustees' announced policy, which may be changed by the Trustees, is that the Fund cannot accept tenders if (1) in the reasonable judgment of the Trustees, there is not sufficient liquidity of the assets of the Fund; (2) such transactions, if consummated, would (a) impair the Fund's status as a regulated investment company under the Code (which would make the Fund a taxable entity, causing the Fund's taxable income to be taxed at the Fund level, as more fully described in "Taxation") or (b) result in a failure to comply with applicable asset coverage requirements; or (3) there is, in the Board of Trustees' reasonable judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) suspension of or limitation on prices for trading securities generally on any United States national securities exchange or in the over-the-counter market, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect on the Fund or the holders of its Shares if Shares were repurchased. The Trustees may modify these conditions in light of experience. Any tender offer made by the Fund for its Shares will be at a price equal to the net asset value of the Shares determined at the close of business on the day the offer ends.


  The Fund's Declaration of Trust authorizes the Fund, without prior approval of the holders of Shares, to borrow money in an amount up to 33 1/3% of the Fund's total assets, for the purpose of, among other things, obtaining short-term credits in connection with tender offers by the Fund for Shares. In this connection, the Fund may issue notes or other evidence of indebtedness or secure any such borrowings by mortgaging, pledging or otherwise subjecting as security the Fund's assets. Under the requirements of the 1940 Act, the Fund, immediately after any such borrowing, must have an "asset coverage" of at least 300%. With respect to any such borrowing, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing by the Fund. The rights of lenders to the Fund to receive interest on and repayment of principal of any such borrowings will be senior to those of the holders of Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Further, the terms of any such borrowing may and the 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund's status as a regulated investment company, the Fund, subject to its ability to liquidate its relatively illiquid portfolio, intends to repay the borrowings. Any borrowing will likely rank senior to or pari passu with all other existing and future borrowings of the Fund. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to the holders of Shares. The Fund does not intend to use borrowings for long-term financial leverage purposes. Accordingly, the Fund will not purchase additional portfolio securities at any time that borrowings, including the Fund's commitments, pursuant to reverse repurchase agreements, exceed 5% of the Fund's total assets (after giving effect to the amount borrowed).


  The Fund has entered into a Third Amendment and Restatement of Credit Agreement, dated as of September 13, 2000 (the "Credit Agreement") and a Letter Agreement dated August 24, 2001, among the Fund and Van Kampen Senior Floating Rate Fund, as borrowers, the banks party thereto (the "Financial Institutions"), and Bank of America, N.A. ("BofA"), as agent, pursuant to which the Financial Institutions have committed to provide a joint credit facility of up to $500,000,000 to the Fund and Van Kampen Senior Floating Rate Fund, which is not secured by the assets of the Fund or other collateral. This credit facility can provide the Fund with additional liquidity to meet its obligations to purchase Shares pursuant to any tender offer that the Fund may make. The credit facility provided pursuant to the Credit Agreement and the Letter Agreement will terminate on November 9, 2001, unless extended by its terms. See "Repurchase of Shares" in the Statement of Additional Information.


  Should the Fund determine to make a tender offer for its Shares, the Fund will provide notice describing the tender offer. The notice and related tender offer documents will contain information shareholders should consider in deciding whether to tender their shares, including instructions on how to tender shares. Information concerning the purchase price to be paid by the Fund and the manner in which shareholders may ascertain net asset value during the pendency of a tender offer will also be set forth in the notice. The Fund will purchase Shares tendered in accordance with the terms of the offer unless it determines to terminate the offer. Costs associated with the tender will be charged against capital. See the Statement of Additional Information for additional information concerning repurchase of Shares.

  Upon the death of a holder of Shares, VKF will waive any early withdrawal charge (discussed below) applicable to the first $100,000 worth of such holder's Shares repurchased pursuant to a tender offer commenced within one year of such holder's death; provided that the Fund's transfer agent has received, on VKF's behalf, proper notice of the death of such holder. For this purpose, the transfer agent will be deemed to have received proper notice of such holder's death upon its receipt of (i) a duly executed Letter of Transmittal duly submitted in connection with a tender offer, (ii) a written request for waiver of the early withdrawal charge, in form satisfactory to the transfer agent, signed by the holder's duly authorized representative or surviving tenant, (iii) appropriate evidence of death and (iv) appropriate evidence of the authority of the representative of the deceased holder or surviving tenant. Shares held in joint tenancy or tenancy in common will be deemed to be held by a single holder (which may be either tenant in the case of joint tenancy) and the death of any such tenant will be deemed to be the death of such holder of Shares. Information concerning the waiver of the early withdrawal charge may be obtained by contacting the Fund.


  EARLY WITHDRAWAL CHARGE. An early withdrawal charge designed to recover offering expenses will be charged in connection with most Shares held for less than five years which are accepted by the Fund for repurchase pursuant to tender offers. The early withdrawal charge will be imposed on a number of Shares accepted for cash tender from a record holder of Shares the value of which exceeds the aggregate value at the time the tender is accepted of (a) all Shares owned by such holder that were purchased more than five years prior to such acceptance, (b) all Shares owned by such holder that were acquired through reinvestment of distributions, and (c) the increase, if any, of value of all other Shares owned by such holder (namely those purchased within the five years preceding the acceptance) over the purchase price of such Shares. The early withdrawal charge will be paid to VKF. For the fiscal years ended July 31, 1999, 2000 and 2001, VKF received payments totalling $13,808,700, $21,203,800 and $15,080,600 respectively, pursuant to the early withdrawal charge. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares. Any early withdrawal charge which is required to be imposed will be made in accordance with the following schedule.

                        YEAR OF REPURCHASE
                          AFTER PURCHASE                            EARLY WITHDRAWAL CHARGE
                        ------------------                          -----------------------
      First.......................................................           3.0%
      Second......................................................           2.5%
      Third.......................................................           2.0%
      Fourth......................................................           1.5%
      Fifth.......................................................           1.0%
      Sixth and following.........................................           0.0%

  EXCHANGES. Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender of Shares of the Fund in contingent deferred sales charge shares ("Class B Shares") of certain open-end investment companies ("VK Funds") distributed by VKF. The Early Withdrawal Charge will be waived for Shares tendered in exchange for Class B Shares in the VK Funds; however, such Class B Shares immediately become subject to a contingent deferred sales charge schedule equivalent to the Early Withdrawal Charge schedule on Shares of the Fund. Thus, shares of such VK Funds may be subject to a contingent deferred sales charge upon a subsequent redemption from the VK Funds. The purchase of shares of such VK Fund will be deemed to have occurred at the time of the initial purchase of the Shares of the Fund for calculating the applicable contingent deferred sales charge.


  The prospectus for each VK Fund describes its investment objectives and policies. Shareholders can obtain, without charge, a prospectus by calling 1-800-341-2911 and should consider these objectives and policies carefully before requesting an exchange. Tendering shareholders may purchase Class B Shares of a VK Fund only if shares of such VK Fund are available for sale, and shareholders establishing a new Class B Share account of a VK Fund must invest net tender proceeds from Shares in accordance with the prospectus of such VK Fund. An exchange is still deemed to be a tender of Shares causing a taxable event and may result in a taxable gain or loss for tendering shareholders.

--------------------------------------------------------------------------------
DESCRIPTION OF COMMON SHARES
--------------------------------------------------------------------------------

  The Fund is an unincorporated business trust established under the laws of the Commonwealth of Massachusetts by a Declaration of Trust dated July 14, 1989, as amended to the date hereof (the "Declaration of Trust"). In connection with the offering of 250,000,000 common shares pursuant to this Prospectus, the Fund incurred and expensed approximately $847,245, in registration fees and other expenses of issuance and distribution. The Declaration of Trust provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of Shares. The Declaration of Trust also authorizes the Fund to borrow money or otherwise obtain credit and in this connection issue notes or other evidence of indebtedness. The Fund does not intend to hold annual meetings of the holders of Shares.

  COMMON SHARES. The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional common shares of beneficial interest, $.01 par value per common share. Each Share represents an equal proportionate interest in the assets of the Fund with each other Share in the Fund. Holders of Shares will be entitled to the payment of dividends when, as and if declared by the Board of Trustees. The terms of any borrowings may limit the payment of dividends to the holders of Shares. Each whole Share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Fund's Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Shares. The Declaration of Trust provides that shareholders are not liable for any liabilities of the Fund, requires inclusion of a clause to that effect in every agreement entered into by the Fund and indemnifies shareholders against any such liability. Although shareholders of an unincorporated business trust established under Massachusetts law, in certain limited circumstances, may be held personally liable for the obligations of the trust as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

  As a rule, the Fund will not issue share certificates. However, upon written request to the Fund's transfer agent, a share certificate will be issued for any or all of the full Shares credited to an investor's account. Share certificates which have been issued to an investor may be returned at any time.

  The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the Shares. The following table sets forth, since the commencement of the Fund's investment operations, for the quarterly periods ending on the dates set forth below the high and low net asset value per Share during such period.


                  QUARTERLY PERIOD ENDING                       HIGH              LOW
                  -----------------------                     --------          --------
September 30, 2001..........................................   $ 8.66            $ 8.49
June 30, 2001...............................................     8.72              8.60
March 30, 2001..............................................     8.98              8.73

December 31, 2000...........................................   $ 9.35            $ 8.98
September 30, 2000..........................................     9.52              9.35
June 30, 2000...............................................     9.56              9.50
March 31, 2000..............................................     9.71              9.56

December 31, 1999...........................................   $ 9.78            $ 9.70
September 30, 1999..........................................     9.90              9.78
June 30, 1999...............................................     9.93              9.89
March 31, 1999..............................................     9.93              9.91

December 31, 1998...........................................   $ 9.98            $ 9.91
September 30, 1998..........................................     9.98              9.93
June 30, 1998...............................................     9.99              9.96
March 31, 1998..............................................     9.99              9.96

December 31, 1997...........................................   $ 9.98            $ 9.96
September 30, 1997..........................................     9.98              9.96
June 30, 1997...............................................     9.98              9.97
March 31, 1997..............................................     9.99              9.97

December 31, 1996...........................................   $10.01            $ 9.99
September 30, 1996..........................................    10.01             10.00
June 30, 1996...............................................    10.00             10.00
March 31, 1996..............................................    10.03             10.00

December 31, 1995...........................................   $10.04            $10.02
September 30, 1995..........................................    10.05             10.04
June 30, 1995...............................................    10.05             10.03
March 31, 1995..............................................    10.07             10.02

December 31, 1994...........................................   $10.06            $10.04
September 30, 1994..........................................    10.05             10.03
June 30, 1994...............................................    10.05             10.03
March 31, 1994..............................................    10.07             10.05

December 31, 1993...........................................   $10.07            $10.00
September 30, 1993..........................................    10.01              9.99
June 30, 1993...............................................    10.06              9.99
March 31, 1993..............................................    10.06             10.04

December 31, 1992...........................................   $10.04            $ 9.97
September 30, 1992..........................................    10.02              9.99
June 30, 1992...............................................    10.01              9.98
March 31, 1992..............................................    10.02             10.00

December 31, 1991...........................................   $10.01            $ 9.99
September 30, 1991..........................................     9.99              9.98
June 30, 1991...............................................     9.99              9.98
March 31, 1991..............................................    10.00              9.99

December 31, 1990...........................................   $10.00              9.99
September 30, 1990..........................................    10.01             10.00
June 30, 1990...............................................    10.02             10.00
March 31, 1990..............................................    10.02             10.02

December 31, 1989...........................................   $10.02            $10.00

  As of September 30, 2001, the net asset value per Share was $8.49. The following table sets forth certain information with respect to the Shares as of September 30, 2001:



                                                                                (3)            (4)
                                                                              AMOUNT          AMOUNT
                                                                               HELD        OUTSTANDING
                                                                 (2)        BY FUND FOR    EXCLUSIVE OF
                            (1)                                 AMOUNT        ITS OWN      AMOUNT SHOWN
                       TITLE OF CLASS                         AUTHORIZED      ACCOUNT       UNDER (3)
                       --------------                         ----------    -----------    ------------
Common shares of beneficial interest, $.01 par value           unlimited              0     466,323,357



  To the knowledge of the Fund, as of October 5, 2001, no person held 5% or more of the Fund's Shares either beneficially or of record. Further, as of such date, officers and trustees of the Fund as a group owned less than 1% of the Shares.


  ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST. The Fund's Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees by discouraging a third party from seeking to obtain control of the Fund. In addition, in the event a secondary market were to develop in the Shares, such provisions could have the effect of depriving holders of Shares of an opportunity to sell their Shares at a premium over prevailing market prices.

  The Declaration of Trust requires the favorable vote of the holders of at least two-thirds of the outstanding Shares then entitled to vote to approve, adopt or authorize certain transactions with 5%-or-greater holders of Shares and their associates, unless the Board of Trustees shall by resolution have approved a memorandum of understanding with such holders, in which case normal voting requirements would be in effect. For purposes of these provisions, a 5%-or-greater holder of Shares (a "Principal Shareholder") refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding Shares of the Fund. The transactions subject to these special approval requirements are: (i) the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder; (ii) the issuance of any securities of the Fund to any Principal Shareholder for cash; (iii) the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or (iv) the sale, lease or exchange to the Fund or any subsidiary thereof, in exchange for securities of the Fund, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

  A Trustee may be removed from office (i) with cause by a written instrument signed by at least two-thirds of the remaining Trustees or (ii) by a vote of the holders of at least two-thirds of the Shares.

  The Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.
--------------------------------------------------------------------------------
PURCHASING SHARES OF THE FUND
--------------------------------------------------------------------------------

  The Fund offers continuously its Shares through VKF, the principal underwriter, whose offices are located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. The Shares will also be offered through members of the National Association of Securities Dealers, Inc. ("NASD") or eligible non-NASD members who are acting as brokers or agents for investors ("broker-dealers"). The Fund reserves the right to terminate or suspend the continuous offering of its Shares at any time without prior notice.

  Except as discussed below under "Investments by Tax Sheltered Retirement Plans," the minimum initial investment in the Fund is $1,000 and minimum subsequent investment is $100.

  The Shares will be offered by the Fund at the public offering price next computed after the Fund receives the order. Because the Fund determines the public offering price once daily on each business day as of 5:00 p.m. Eastern time, orders placed through an investor's broker-dealer must be transmitted to the Fund by the broker-dealer prior to such time for the investor's order to be executed at the public offering price to be determined that day. Payment for Shares purchased directly through the Fund's shareholder service agent ordinarily must be received at the time the order is placed.

Shareholders purchasing Shares through their broker-dealers should consult with such broker-dealers concerning payment requirements. Any change in price due to the failure of the Fund to receive an order prior to such time must be settled between the investor and the broker-dealer placing the order. The public offering price is equal to the net asset value per Share. There will be no initial sales charge or underwriting discount on purchases of Shares.

  VKF will compensate broker-dealers participating in the continuous offering at a rate of 3.0% of the dollar value of Shares purchased from the Fund by such broker-dealers. If the Shares remain outstanding after one year from the date of their original purchase, VKF will compensate such broker-dealers at an annual rate, paid quarterly, in an amount based on a percentage of the dollar value of such Shares, in accordance with the following schedule:

                                                                        ANNUAL
                                                                   COMPENSATION AS A
                      YEAR AFTER DATE                             PERCENTAGE OF VALUE
                    OF ORIGINAL PURCHASE                         OF SHARES OUTSTANDING
                    --------------------                         ---------------------
First.......................................................             0.00%
Second......................................................             0.10%
Third.......................................................             0.15%
Fourth......................................................             0.20%
Fifth.......................................................             0.25%
Sixth and following.........................................             0.35%

At various times VKF may implement programs under which a broker-dealer's sales force may be eligible to win nominal awards for certain sales efforts. The value of any such non-cash awards will not exceed $50 per person annually. These incentives will not change the price investors pay for Shares or the amount that the Fund will receive from the sale of Shares. The compensation paid to broker-dealers at the time of purchase and any quarterly payments mentioned above will be paid by VKF out of its own assets, and not out of the assets of the Fund. An early withdrawal charge payable to VKF will be imposed on most Shares held for less than five years that are accepted for repurchase pursuant to a tender offer by the Fund. See "Repurchase of Shares." The compensation paid to broker-dealers and VKF, including the compensation paid at the time of purchase, the quarterly payments mentioned above and the early withdrawal charge, if any, will not in the aggregate exceed applicable limitations. VKF will monitor the aggregate value of all such compensation on an ongoing basis.

  The Fund has agreed to indemnify VKF and hold VKF harmless against, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended, except for any liability to the Fund or its security holders to which VKF would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by its reckless disregard of its obligations and duties under its agreement with the Fund.

  Automatic Investment. Once an investor has opened an account in the Fund with the minimum $1,000 investment, the automatic investment option may be utilized to make regular monthly investments of $100 or more into such investor's account with the Fund. In order to utilize this option, an investor must fill out and sign the Automatic Investment application available from the transfer agent, the Fund, such investor's broker or dealer, or VKF. Once the transfer agent has received this application, such investor's checking account at his designated bank will be debited each month in the amount authorized by such investor to purchase shares of the Fund. Once enrolled in the Automatic Investment Program, an investor may change the monthly amount or terminate participation at any time by writing the transfer agent. Investors in the automatic investment program will receive a confirmation of these transactions from the Fund quarterly and their regular bank account statements will show the debit transaction each month.


  Investments by Tax Sheltered Retirement Plans. Shares are available for purchase in connection with certain types of tax-sheltered retirement plans. Eligible investors may establish individual retirement accounts ("IRAs"); Employee Pension Plans ("SEP's"); other pension and profit sharing plans; 401(k) plans; or Section 403(b)(7) plans. Documents and forms containing detailed information regarding these plans are available from the Distributor. Van Kampen Trust Company serves as custodian under the IRA, 403(b)(7) and Keogh plans.


  The purchase of Shares may be limited by the plans' provisions and does not itself establish such plans. The minimum initial investment in connection with a tax-sheltered retirement plan is $250.

  Shareholders considering establishing a retirement plan or purchasing any Fund shares in connection with a retirement plan, should consult with their attorney or tax advisor with respect to plan requirements and tax aspects pertaining to the shareholder.

  The illiquid nature of the Shares may affect the nature of distributions from tax sheltered retirement plans and may affect the ability of participants in such plans to rollover assets to other tax sheltered retirement plans.

--------------------------------------------------------------------------------
COMMUNICATIONS WITH SHAREHOLDERS
--------------------------------------------------------------------------------

  The Fund will send semi-annual and annual reports to shareholders, including a list of the portfolio investments held by the Fund.

  From time to time advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper Analytical Services, Inc., Business Week, Forbes or other industry publications and may include information regarding other short term money market rates, including, but not limited to, the Prime Rate quoted by U.S. money center commercial bank(s), the three-month Treasury Bill Rate and/or the three-month London Inter-Bank Offered Rate from creditworthy international bank(s).

  The Fund's distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund's distributions per Share during such a monthly distribution period and dividing the annualized distribution by the Fund's maximum offering price per Share on the last day of such period. The Fund calculates the compounded distribution rate by adding one to the monthly distribution rate, raising the sum to the power of 12 and subtracting one from the product. In circumstances in which the Fund believes that, as a result of decreases in market rates of interest, its expected monthly distributions may be less than the distributions with respect to the immediately preceding monthly distribution period, the Fund reserves the right to calculate the distribution rate on the basis of a period of less than one month.

  When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per share can be expected to fluctuate over time.
--------------------------------------------------------------------------------
CUSTODIAN, DIVIDEND DISBURSING AND TRANSFER AGENT
--------------------------------------------------------------------------------


  State Street Bank and Trust Company, 225 Franklin Street, P.O. Box 1713, Boston, Massachusetts 02110, is the custodian of the Fund and has custody of the securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. State Street Bank and Trust Company also will perform certain accounting services for the Fund pursuant to the Fund Accounting Agreement between it and the Fund. Van Kampen Investor Services Inc., P.O. Box 218256, Kansas City, Missouri 64121-8256 is the dividend disbursing and transfer agent of the Fund.

--------------------------------------------------------------------------------
LEGAL OPINIONS
--------------------------------------------------------------------------------

  Certain legal matters in connection with the Shares offered hereby have been passed upon for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP.
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


  The financial statements for the period ended July 31, 2001, included in the Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report also appearing in the Statement of Additional Information, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

  The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations.

  Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

--------------------------------------------------------------------------------
TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                              PAGE
                                                              ----
Investment Objective and Policies and Special Risk
  Considerations............................................  B- 2
Investment Restrictions.....................................  B- 2
Trustees and Officers.......................................  B- 4
Portfolio Transactions......................................  B-10
Management of the Fund......................................  B-11
Dividend Reinvestment Plan..................................  B-13
Net Asset Value.............................................  B-14
Taxation....................................................  B-15
Repurchase of Shares........................................  B-18
Independent Auditors........................................  B-20
Report of Independent Auditors..............................  F-1
Audited Financial Statements for the Year Ended July 31,
  2001......................................................  F-2
Notes to Audited Financial Statements.......................  F-31

                                   APPENDIX A

MOODY'S INVESTORS SERVICE

  A brief description of the applicable Moody's Investors Service (Moody's) rating symbols and their meanings (as published by Moody's Investor Service) follows:

1.  LONG-TERM DEBT

  Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

  A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

  Baa: Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

  B: Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

  Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

  Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

  C: Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

  Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic ranking category.

2.  SHORT-TERM DEBT

  Moody's short-term debt ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. These obligations have an original maturity not exceeding one year, unless explicitly noted.

  Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issues:

  Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

        -- Leading market positions in well-established industries.

        -- High rates of return on funds employed.

        -- Conservative capitalization structure with moderate reliance on debt and ample asset protection.

        -- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

        -- Well-established access to a range of financial markets and assured sources of alternate liquidity.

  Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

  Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profit ability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

  Issuers rated Not Prime do not fall within any of the Prime rating categories.

STANDARD & POOR'S

  A Standard & Poor's ("S&P") issue credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific obligation. This opinion may take into consideration obligors such as guarantors, insurers, or lessees. The credit rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

  The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

  Issue credit ratings are based, in varying degrees, on the following considerations:

  1. Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

  2. Nature of and provisions of the obligation;

  3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

INVESTMENT GRADE

  AAA An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

  AA An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

  A An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

  BBB An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

SPECULATIVE GRADE

  Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

  BB An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

  B An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

  CCC An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

  CC  An obligation rated 'CC' is currently highly vulnerable to nonpayment.

  C A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

  D An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

  Plus (+) or minus (-): The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk -- such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

  N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

COMMERCIAL PAPER RATING DEFINITIONS

  An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt considered short-term in the relevant market. Ratings are graded into several categories, ranging from 'A-1' for the highest quality obligations to 'D' for the lowest. These categories are as follows:

  A-1 A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

  A-2 A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

  A-3 A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

  B A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

  C A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

  D A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

  A commercial paper rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to S&P by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or with drawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

EXISTING SHAREHOLDERS--
FOR INFORMATION ON YOUR
EXISTING ACCOUNT PLEASE
CALL THE FUND'S TOLL-FREE
NUMBER 1-800-341-2911.

PROSPECTIVE INVESTORS--CALL

YOUR BROKER OR 1-800-341-2911.


DEALERS--FOR DEALER
INFORMATION, CALL
1-800-421-5666. FOR WIRE ORDERS
CALL VAN KAMPEN INVESTOR
SERVICES, INC.'S TOLL FREE
NUMBER--1-800-231-7166

FOR SHAREHOLDER AND
DEALER INQUIRIES THROUGH
TELECOMMUNICATIONS
DEVICE FOR THE DEAF (TDD)
DIAL 1-800-421-2833

FOR AUTOMATED TELEPHONE

SERVICES DIAL 1-800-847-2424 OR 1-800-341-2911

VAN KAMPEN PRIME RATE INCOME TRUST
1 Parkview Plaza
Oakbrook Terrace, IL 60181-5555

Investment Adviser

VAN KAMPEN INVESTMENT ADVISORY CORP.
1 Parkview Plaza
Oakbrook Terrace, IL 60181-5555

Principal Underwriter

VAN KAMPEN FUNDS INC.
1 Parkview Plaza
Oakbrook Terrace, IL 60181-5555

Dividend Disbursing and Transfer Agent

VAN KAMPEN INVESTOR
SERVICES INC.
P.O. BOX 218256
Kansas City, MO 64121-8256
Attn: Van Kampen Prime Rate Income Trust

Custodian

STATE STREET BANK AND
TRUST COMPANY
225 Franklin Street, P.O. Box 1713

Boston, MA 02110

Attn: Van Kampen Prime Rate Income Trust

Legal Counsel

SKADDEN, ARPS, SLATE,
MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, IL 60606

Independent Auditors

Deloitte & Touche LLP
180 North Stetson
Chicago, IL 60601

--------------------------------------------------------------------------------

                                   VAN KAMPEN
                                   PRIME RATE
                                  INCOME TRUST

--------------------------------------------------------------------------------

       P       R       O      S      P      E      C      T      U      S

                                               , 2001


                         [VAN KAMPEN INVESTMENTS LOGO]

                                                                  PRIT PRO 11/01

                                                                           65126

     The information in this statement of additional information is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not a prospectus. This statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities.


                SUBJECT TO COMPLETION -- DATED OCTOBER 17, 2001


                                   VAN KAMPEN
                            PRIME RATE INCOME TRUST

                      STATEMENT OF ADDITIONAL INFORMATION


  Van Kampen Prime Rate Income Trust (the "Fund") is a non-diversified, closed-end management investment company whose investment objective is to provide a high level of current income, consistent with preservation of capital. This Statement of Additional Information is not a prospectus, but should be read
in conjunction with the Prospectus for the Fund dated                     , 2001
(the "Prospectus"). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing shares of the Fund, and investors should obtain and read the Prospectus prior to purchasing shares. A copy of the Prospectus may be obtained without charge, by calling 1-800-341-2911, or for Telecommunications Device for the Deaf, 1-800-421-2833. This Statement of Additional Information incorporates by reference the entire Prospectus.


                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Investment Objective and Policies and Special Risk
  Considerations............................................   B-2
Investment Restrictions.....................................   B-2
Trustees and Officers.......................................   B-4
Portfolio Transactions......................................  B-10
Management of the Fund......................................  B-11
Dividend Reinvestment Plan..................................  B-13
Net Asset Value.............................................  B-14
Taxation....................................................  B-15
Repurchase of Shares........................................  B-18
Independent Auditors........................................  B-20
Report of Independent Auditors..............................   F-1
Audited Financial Statements for the Year Ended July 31,
  2001......................................................   F-2
Notes to Audited Financial Statements.......................  F-31


  The Prospectus and this Statement of Additional Information omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, Washington, D.C. (the "SEC"). These items may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC's office at no charge.


      THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED           , 2001.


                                                                  PRIT SAI 11/01

                       INVESTMENT OBJECTIVE AND POLICIES
                        AND SPECIAL RISK CONSIDERATIONS


  The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund invests primarily in adjustable rate senior loans ("Senior Loans"). Although the Fund's net asset value will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans should minimize the fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund's net asset value may be affected by changes in borrower credit quality and other factors with respect to Senior Loan interests in which the Fund invests. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. For further discussion of the characteristics of Senior Loan interests and associated special risk considerations, see "Investment Objective and Policies" and "Special Risk Considerations" in the Prospectus.


                            INVESTMENT RESTRICTIONS

  The Fund's investment objective and the following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund's outstanding Shares. All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval. If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from changing market values will not be considered a deviation from policy. In accordance with the foregoing, the Fund may not:

   1. Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Fund's total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund's assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the Borrower under a Loan Agreement and the Lender selling a Participation to the Fund together with any other persons interpositioned between such Lender and the Fund with respect to a Participation.

   2. Purchase any security if, as a result of such purchase, more than 25% of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purposes of this restriction); provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

   3. Issue senior securities (including borrowing money or entering into reverse repurchase agreements) in excess of 33 1/3% of its total assets (including the amount of senior securities issued but excluding any liabilities and indebtedness not constituting senior securities) except that the Fund may borrow up to an additional 5% of its total assets for temporary purposes, or pledge its assets other than to secure such issuance or in connection with hedging transactions, when-issued and delayed delivery transactions and similar investment strategies. The Fund will not purchase additional portfolio securities at any time that borrowings, including the Fund's commitments pursuant to reverse repurchase agreements, exceed 5% of the Fund's total assets (after giving effect to the amount borrowed).

   4. Make loans of money or property to any person, except for obtaining interests in Senior Loans in accordance with its investment objective, through loans of portfolio securities or the acquisition of securities subject to repurchase agreements.

   5. Buy any security "on margin." Neither the deposit of initial or variation margin in connection with hedging transactions nor short-term credits as may be necessary for the clearance of such transactions is considered the purchase of a security on margin.

   6. Sell any security "short," write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except to the extent that the hedging transactions in which the Fund may engage would be deemed to be any of the foregoing transactions.

   7. Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Fund.

   8. Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under Loan Agreements would be deemed to constitute such control or participation.

   9. Invest in securities of other investment companies, except as part of a merger, consolidation or other acquisitions. The Fund will rely on representations of Borrowers in Loan Agreements in determining whether such Borrowers are investment companies.

  10. Buy or sell oil, gas or other mineral leases, rights or royalty contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements. In addition, the Fund may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

  11. Purchase or sell real estate, commodities or commodities contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements, except to the extent the interests in Senior Loans the Fund may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Fund may invest in are considered to be commodities or commodities contracts.

  12. Notwithstanding the investment policies and restrictions of the Fund, upon approval of the Board of Trustees, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund.

  For purposes of investment restriction number 2, the Fund has adopted supplementally a more restrictive non-fundamental investment policy that in effect changes the phrase "more than 25%" to "25% or more." For purposes of investment restriction number 2 and the supplement just described, the Fund will consider all relevant factors in determining whether to treat the Lender selling a Participation and any persons interpositioned between such Lender and the Fund as an issuer, including: the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund's custodian); the credit quality of such Lender or interpositioned person; general economic conditions applicable to such Lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such Lender or interpositioned person incurred by the Fund.

  The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund's investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders.

  FUND STRUCTURE. The Fund's fundamental investment policies and restrictions give the Fund the flexibility to pursue its investment objective through a fund structure commonly known as a "master-feeder" structure. If the Fund converts to a master-feeder structure, the existing shareholders of the Fund would continue to hold their shares of the Fund and the Fund would become a feeder-fund of the master-fund. The value of a shareholder's shares would be the same immediately after any conversion as the value immediately before such conversion. Use of this master-feeder structure potentially would result in increased assets invested among the collective investment vehicle of which the Fund would be a part, thus allowing operating expenses to be spread over a larger asset base, potentially achieving economies of scale. The Fund's Board of Trustees presently does not intend to affect any conversion of the Fund to a master-feeder structure.

                             TRUSTEES AND OFFICERS


  The table below sets forth the trustees and executive officers of the Fund, their principal occupations for the last five (5) years and their affiliations, if any, with Van Kampen Investments Inc. ("Van Kampen"), Van Kampen Investment Advisory Corp. ("Advisory Corp." or the "Adviser"), Van Kampen Asset Management Inc. ("Asset Management"), Van Kampen Funds Inc., the distributor of the Fund's shares ("VKF" or the "Distributor"), Van Kampen Management Inc., Van Kampen Advisors Inc., Van Kampen Investor Services Inc.("Investor Services"), Van Kampen System Inc., Van Kampen Trust Company and Van Kampen Exchange Corp. The Adviser and Asset Management sometimes are referred to herein collectively as the "Advisers." For purposes hereof, the term "Fund Complex" currently consists of 37 investment companies (including the Fund) advised by the Adviser or its affiliates that have the same members on each investment company's Board of Trustees.





                                                             PRINCIPAL OCCUPATIONS
  NAME, ADDRESS AND AGE     POSITIONS WITH FUND        OR EMPLOYMENT IN THE PAST 5 YEARS
  ---------------------     -------------------        ---------------------------------
David C. Arch............  Trustee                Mr. Arch is Chairman and Chief Executive
Blistex Inc.                                      Officer of Blistex Inc., a consumer health
1800 Swift Drive                                  care products manufacturer, and former
Oak Brook, IL 60523                               Director of the World Presidents
  Date of Birth: 07/17/45                         Organization-Chicago Chapter. Mr. Arch is
  Age: 56                                         also a Trustee or Managing General Partner
                                                  of other investment companies advised by
                                                  the Advisers.
Rod Dammeyer.............  Trustee                Mr. Dammeyer is President of CAC, llc., a
CAC, llc.                                         private company offering capital investment
676 North Michigan Avenue                         and management advisory services. Mr.
Suite 2800                                        Dammeyer is a member of the Board of
Chicago, IL 60611                                 Directors of TeleTech Holdings Inc.,
  Date of Birth: 11/05/40                         Stericycle, Inc., GATX Corporation, Antec
  Age: 60                                         Corporation and Peregrine Systems Inc. and
                                                  a member of the Board of Trustees of the
                                                  University of Chicago Hospitals and Health
                                                  Systems. Mr. Dammeyer is also a Trustee or
                                                  Managing General Partner of other
                                                  investment companies advised by the
                                                  Advisers. Prior to February 2001, Mr.
                                                  Dammeyer was Vice Chairman and Director of
                                                  Anixter International, Inc. and IMC Global
                                                  Inc. Prior to July 2000, Mr. Dammeyer was a
                                                  Managing Partner of Equity Group Corporate
                                                  Investment (EGI), a company that makes
                                                  private investments in other companies, and
                                                  Mr. Dammeyer was a member of the Board of
                                                  Directors of Allied Riser Communications
                                                  Corp., Matria Healthcare Inc., Transmedia
                                                  Networks, Inc., CNA Surety, Corp. and Grupo
                                                  Azcarero Mexico (GAM). Prior to April 1999,
                                                  Mr. Dammeyer was a Director of Metal
                                                  Management, Inc. Prior to 1998, Mr.
                                                  Dammeyer was a Director of Lukens, Inc.,
                                                  Capsure Holdings Corp., Revco D.S., Inc.,
                                                  the Chase Manhattan Corporation National
                                                  Advisory Board and Sealy, Inc. Prior to
                                                  1997, Mr. Dammeyer was President, Chief
                                                  Executive Officer and a Director of Great
                                                  American Management & Investment, Inc., a
                                                  diversified

                                                             PRINCIPAL OCCUPATIONS
  NAME, ADDRESS AND AGE     POSITIONS WITH FUND        OR EMPLOYMENT IN THE PAST 5 YEARS
  ---------------------     -------------------        ---------------------------------
                                                  manufacturing company, and a Director of
                                                  Falcon Building Products, Inc.
Howard J Kerr............  Trustee                Mr. Kerr is a Director of Canbra Foods,
736 North Western Avenue                          Ltd., a Canadian oilseed crushing,
P.O. Box 317                                      refining, processing and packaging
Lake Forest, IL 60045                             operation, and the Marrow Foundation. Mr.
  Date of Birth: 11/17/35                         Kerr is a Trustee or Managing General
  Age: 65                                         Partner of other investment companies
                                                  advised by the Advisers. Prior to 1998, Mr.
                                                  Kerr was the President and Chief Executive
                                                  Officer of Pocklington Corporation, Inc.,
                                                  an investment holding company.
Theodore A. Myers........  Trustee                Mr. Myers is a financial consultant and is
550 Washington Avenue                             a Director of Met Life Investors (formerly
Glencoe, IL 60022                                 known as COVA Financial Life Insurance).
  Date of Birth: 08/03/30                         Mr. Myers is also a Trustee or Managing
  Age: 71                                         General Partner of other investment
                                                  companies advised by the Advisers. Prior to
                                                  1998, Mr. Myers was a Senior Financial
                                                  Advisor (and, prior to 1997, an Executive
                                                  Vice President, Chief Financial Officer and
                                                  Director) of Qualitech Steel Corporation, a
                                                  producer of high quality engineered steels
                                                  for automotive, transportation and capital
                                                  goods industries. Prior to 1997, Mr. Myers
                                                  was a Director of McLouth Steel and a
                                                  member of the Arthur Andersen Chief
                                                  Financial Officer Advisory Committee.
Richard F. Powers,         Chairman of the        Mr. Powers is Chairman, Director,
III*.....................  Board, President and   President, Chief Executive Officer and
1 Parkview Plaza           Trustee                Managing Director of Van Kampen; Chairman,
Oakbrook Terrace, IL                              Director, Chief Executive Officer and
60181                                             Managing Director of the Advisers,
  Date of Birth: 02/02/46                         Distributor, Van Kampen Advisors Inc. and
  Age: 55                                         Van Kampen Management Inc.; Director of
                                                  other subsidiaries of Van Kampen; and Chief
                                                  Sales and Marketing Officer of Morgan
                                                  Stanley Dean Witter Asset Management Inc.
                                                  Mr. Powers is also Chairman of the Board,
                                                  Trustee and President of each of the funds
                                                  in the Fund Complex and Trustee/Director of
                                                  other funds advised by the Advisers or
                                                  their affiliates. Prior to May 1998, Mr.
                                                  Powers was Executive Vice President; and
                                                  Director of Marketing of Morgan Stanley
                                                  Dean Witter & Co. and Director of Dean
                                                  Witter Discover & Co. and Dean Witter
                                                  Realty. Prior to 1996, Mr. Powers was
                                                  Director of Dean Witter Reynolds Inc.
Hugo F. Sonnenschein.....  Trustee                Mr. Sonnenschein is President Emeritus and
1126 E. 59th Street                               Honorary Trustee of the University of
Chicago, IL 60637                                 Chicago and the Hutchinson Distinguished
  Date of Birth: 11/14/40                         Professor in the Department of Economics at
  Age: 60                                         the University of Chicago. Prior to July
                                                  2000, Mr. Sonnenschein was President of the

                                                             PRINCIPAL OCCUPATIONS
  NAME, ADDRESS AND AGE     POSITIONS WITH FUND        OR EMPLOYMENT IN THE PAST 5 YEARS
  ---------------------     -------------------        ---------------------------------
                                                  University of Chicago. Mr. Sonnenschein is
                                                  a member of the Board of Trustees of the
                                                  University of Rochester and a member of its
                                                  investment committee. Mr. Sonnenschein is a
                                                  member of the National Academy of Sciences,
                                                  the American Philosophical Society, and a
                                                  fellow of the American Academy of Arts and
                                                  Sciences. Mr. Sonnenschein is also a
                                                  Trustee or Managing General Partner of
                                                  other investment companies advised by the
                                                  Advisers.
Wayne W. Whalen*.........  Trustee                Mr. Whalen is a Partner in the law firm of
333 West Wacker Drive                             Skadden, Arps, Slate, Meagher & Flom
Chicago, IL 60606                                 (Illinois), legal counsel to certain
  Date of Birth: 08/22/39                         open-end and closed-end investment
  Age: 62                                         companies advised by the Advisers. Mr.
                                                  Whalen is a Trustee, Director or Managing
                                                  General Partner of other funds advised by
                                                  the Advisers.
Stephen L. Boyd..........  Executive Vice         Mr. Boyd is Managing Director and Chief
2800 Post Oak Blvd.        President and Chief    Investment Officer of Van Kampen; and
Houston, TX 77056          Investment Officer     Managing Director, President and Chief
  Date of Birth: 11/16/40                         Operating Officer of the Advisers, Van
  Age: 60                                         Kampen Management Inc., and Van Kampen
                                                  Advisers Inc. Mr. Boyd is Executive Vice
                                                  President and Chief Investment Officer of
                                                  each of the funds in the Fund Complex and
                                                  certain other investment companies advised
                                                  by the Advisers or their affiliates. Prior
                                                  to December 2000, Mr. Boyd was Executive
                                                  Vice President and Chief Investment Officer
                                                  of Van Kampen; and President and Chief
                                                  Operating Officer of the Advisers. Prior to
                                                  April 2000, Mr. Boyd was Executive Vice
                                                  President and Chief Investment Officer for
                                                  Equity Investments of the Advisers. Prior
                                                  to October 1998, Mr. Boyd was Vice
                                                  President and Senior Portfolio Manager with
                                                  AIM Capital Management, Inc. Prior to
                                                  February 1998, Mr. Boyd was Senior Vice
                                                  President and Portfolio Manager of Van
                                                  Kampen American Capital Investment Advisory
                                                  Corp. and Van Kampen American Capital
                                                  Management, Inc.
Michael H. Santo.........  Vice President         Mr. Santo is Managing Director, Chief
1 Parkview Plaza                                  Operations Officer and Director of Van
Oakbrook Terrace, IL                              Kampen; Managing Director, Chief Executive
60181                                             Officer and Director of Investor Services;
  Date of Birth: 10/22/55                         Managing Director, Chief Operations and
  Age: 46                                         Technology Officer and Director of the
                                                  Advisers, the Distributor, Van Kampen
                                                  Advisors Inc. and Van Kampen Management
                                                  Inc.; and Director or Officer of other
                                                  subsidiaries of Van Kampen. Mr. Santo is
                                                  Vice President of each of the funds in the
                                                  Fund

                                                             PRINCIPAL OCCUPATIONS
  NAME, ADDRESS AND AGE     POSITIONS WITH FUND        OR EMPLOYMENT IN THE PAST 5 YEARS
  ---------------------     -------------------        ---------------------------------
                                                  Complex and certain other investment
                                                  companies advised by the Advisers and their
                                                  affiliates. Prior to December 2000, Mr.
                                                  Santo was Executive Vice President, Chief
                                                  Administrative Officer and Director of Van
                                                  Kampen, the Advisers, the Distributor, Van
                                                  Kampen Advisors Inc., Van Kampen Management
                                                  Inc. and Investor Services. Prior to 1998,
                                                  Mr. Santo was Senior Vice President and
                                                  Senior Planing Officer for Individual Asset
                                                  Management of Morgan Stanley and its
                                                  predecessor since 1994.
A. Thomas Smith III......  Vice President and     Mr. Smith is Managing Director and Director
Plaza Two                  Secretary              of Van Kampen; Director of the Advisers,
Jersey City, NJ 07311                             Van Kampen Advisors Inc., Van Kampen
  Date of Birth: 12/14/56                         Management Inc., the Distributor and
  Age: 44                                         Investor Services and certain other
                                                  subsidiaries of Van Kampen; and Managing
                                                  Director and General Counsel -- Mutual
                                                  Funds of Morgan Stanley Advisors, Inc. Mr.
                                                  Smith is Vice President and Secretary of
                                                  each of the funds in the Fund Complex and
                                                  Vice President and Secretary/Vice
                                                  President, Principal Legal Officer and
                                                  Secretary of other investment companies
                                                  advised by the Advisers or their
                                                  affiliates. Prior to July 2001, Mr. Smith
                                                  was Managing Director, General Counsel,
                                                  Secretary and Director of Van Kampen, the
                                                  Advisers, Van Kampen Advisors Inc., Van
                                                  Kampen Management Inc., the Distributor,
                                                  Investor Services and certain other
                                                  subsidiaries of Van Kampen. Prior to
                                                  December 2000, Mr. Smith was Executive Vice
                                                  President, General Counsel, Secretary and
                                                  Director of Van Kampen, the Advisers, Van
                                                  Kampen Advisors Inc., Van Kampen Management
                                                  Inc., the Distributor, Investor Services
                                                  and certain other subsidiaries of Van
                                                  Kampen. Prior to January 1999, Mr. Smith
                                                  was Vice President and Associate General
                                                  Counsel to New York Life Insurance Company
                                                  ("New York Life"), and prior to March 1997,
                                                  Associate General Counsel of New York Life.
                                                  Prior to December 1993, Mr. Smith was
                                                  Assistant General Counsel of The Dreyfus
                                                  Corporation. Prior to August 1991, Mr.
                                                  Smith was Senior Associate, Willkie Farr &
                                                  Gallagher. Prior to January 1989, Mr. Smith
                                                  was Staff Attorney at the Securities and
                                                  Exchange Commission, Division of Investment
                                                  Management, Office of Chief Counsel.
John R. Reynoldson.......  Vice President         Mr. Reynoldson is Executive Director of the
1 Parkview Plaza                                  Advisers, Van Kampen Management Inc. and

                                                             PRINCIPAL OCCUPATIONS
  NAME, ADDRESS AND AGE     POSITIONS WITH FUND        OR EMPLOYMENT IN THE PAST 5 YEARS
  ---------------------     -------------------        ---------------------------------
Oakbrook Terrace IL 60181                         Van Kampen Advisors Inc. Mr. Reynoldson is
  Date of Birth: 05/15/53                         Vice President of each of the funds in the
  Age: 47                                         Fund Complex and certain other investment
                                                  companies advised by the Advisers and their
                                                  affiliates. Prior to July 2001, Mr.
                                                  Reynoldson was Principal and Co-head of the
                                                  Fixed Income Department of the Advisers,
                                                  Van Kampen Management Inc. and Van Kampen
                                                  Advisors Inc. Prior to December 2000, Mr.
                                                  Reynoldson was Senior Vice President of the
                                                  Advisers, Van Kampen Management Inc. and
                                                  Van Kampen Advisors Inc. Prior to May 2000,
                                                  Mr. Reynoldson managed the investment grade
                                                  taxable group for the Advisers since July
                                                  1999. From July 1988 to June 1999, Mr.
                                                  Reynoldson managed the government
                                                  securities bond group for Asset Management.
                                                  Mr. Reynoldson has been with Asset
                                                  Management since April 1987, and has been a
                                                  Senior Vice President of Asset Management
                                                  since July 1988. Mr. Reynoldson has been a
                                                  Senior Vice President of Advisory Corp. and
                                                  Van Kampen Management Inc. since June 1995
                                                  and Senior Vice President of Van Kampen
                                                  Advisors Inc. since June 2000.
John L. Sullivan.........  Vice President,        Mr. Sullivan is Executive Director of Van
1 Parkview Plaza           Treasurer and Chief    Kampen, the Advisers, Van Kampen Management
Oakbrook Terrace, IL       Financial Officer      Inc. and Van Kampen Advisors Inc. Mr.
60181                                             Sullivan is Vice President, Chief Financial
  Date of Birth: 08/20/55                         Officer and Treasurer of each of the funds
  Age: 45                                         in the Fund Complex and certain other
                                                  investment companies advised by the
                                                  Advisers or their affiliates.
John H. Zimmermann.......  Vice President         Mr. Zimmermann is Managing Director and
1 Parkview Plaza                                  Director of Van Kampen; and Managing
Oakbrook Terrace, IL                              Director, President and Director of the
60181                                             Distributor. Mr. Zimmermann is Vice
  Date of Birth 11/25/57                          President of each of the funds in the Fund
  Age: 43                                         Complex. Prior to December 2000, Mr.
                                                  Zimmermann was President of Van Kampen
                                                  Insurance Agency of Illinois Inc., and
                                                  Senior Vice President and Director of Van
                                                  Kampen. From November 1992 to December
                                                  1997, Mr. Zimmermann was Senior Vice
                                                  President of Van Kampen Funds Inc.


     *Such trustees are "interested persons" as defined in the 1940 Act. Mr. Powers is an interested person of the Adviser and the Fund by reason of his positions at the Adviser. Mr. Whalen is an interested person of the Fund by reason of his law firm having acted as legal counsel to the Fund.


The officers and Trustees hold the same positions with other funds in the Fund Complex. The compensation of the officers and trustees who are affiliated persons (as defined in the 1940 Act) of the Adviser, VKF or Van Kampen is paid by the respective entity. The Fund pays the compensation of all other officers and trustees of the Fund. Funds in the Fund Complex, including the Fund, pay the Trustees who are not affiliated persons of the Adviser, VKF or Van Kampen, an annual Fund Complex retainer (generally equal to the product of $2,500 times the number of funds in the Fund Complex), which retainer is then allocated among the funds in the Fund Complex based on their relative net assets, and $250 per fund per meeting of the Board of Trustees, as well as reimbursement of expenses incurred in connection with such meetings. Under the Fund's retirement plan, trustees who are not affiliated with the Adviser, VKF or Van Kampen, have at least ten years of service (including years of service prior to adoption of the retirement plan) and retire at or after attaining the age of 60, are eligible to receive a retirement benefit equal to $2,500 for each of the ten years following such trustee's retirement. Under certain conditions, reduced benefits are available for early retirement. Under the Fund's deferred compensation plan, a trustee who is not affiliated with the Adviser, VKF or Van Kampen can elect to defer receipt of all or a portion of the trustee's fees earned by such trustee until such trustee's retirement. The deferred compensation earns a rate of return determined by reference to the Fund or other funds in the Fund Complex selected by the trustee. To the extent permitted by the 1940 Act, the Fund may invest in securities of other funds in the Fund Complex in order to match the deferred compensation obligation. The deferred compensation plan is not funded and obligations thereunder represent general unsecured claims against the general assets of the Fund. Subject to certain exceptions and limitations, as fully described in Section 5.3 of the Fund's Declaration of Trust on file with the SEC, the Fund indemnifies every Trustee and officer of the Fund against liabilities and expenses reasonably incurred or paid in connection with any claim, action, suit or proceeding in which he becomes involved by virtue of his being or having been a Trustee or officer. Such indemnification is unavailable for any Trustee or officer who is deemed to have engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of his duties or to not have acted in good faith in the reasonable belief that his action was in the best interest of the Fund.

COMPENSATION TABLE


                                                                                   FUND COMPLEX
                                                          --------------------------------------------------------------
                                                                                                              TOTAL
                                          AGGREGATE        ESTIMATED AGGREGATE                            COMPENSATION
                           YEAR OF       COMPENSATION     PENSION OR RETIREMENT    ESTIMATED AGGREGATE   BEFORE DEFERRAL
                          ELECTION/    BEFORE DEFERRAL       BENEFITS ACCRUED        ANNUAL BENEFITS        FROM THE
        NAME(1)          APPOINTMENT   FROM THE FUND(2)   AS PART OF EXPENSES(3)   UPON RETIREMENT(4)    FUND COMPLEX(5)
        -------          -----------   ----------------   ----------------------   -------------------   ---------------
David C. Arch..........     1989           $36,365               $12,877                 $95,000            $160,500
Rod Dammeyer...........     1989            36,365                23,455                  95,000             160,500
Howard J Kerr..........     1992            36,365                45,613                  94,000             160,500
Theodore A. Myers......     1989            36,365                81,668                  81,750             160,500
Hugo F. Sonnenschein...     1994            36,365                23,231                  95,000             160,500
Wayne W. Whalen........     1989            36,365                26,660                  95,000             160,500


---------------

(1) Mr. Powers is an affiliated person of the Adviser, VKF and Van Kampen, and does not receive compensation or retirement benefits from the Fund.


(2) The amounts shown in this column are the aggregate compensation of the Fund before deferral by the trustees under the deferred compensation plan during its last completed fiscal year ended July 31, 2001. The following trustees deferred all or a portion of their compensation from the Fund during the fiscal year ended July 31, 2001: Mr. Dammeyer $36,365; Mr. Sonnenschein $36,365 and Mr. Whalen $36,365. The cumulative deferred compensation (including interest) accrued with respect to each trustee from the Fund as of July 31, 2001 is as follows: Mr. Dammeyer $169,116; Mr. Sonnenschein $169,887; Mr. Kerr $47,326; and Mr. Whalen $167,496. The deferred compensation plan is described above the table. Amounts deferred are retained by the Fund and earn a rate of return determined by reference to either the return on the Common Shares of the Fund or other funds in the Fund Complex as selected by the respective trustee. To the extent permitted by the 1940 Act, the Fund may invest in securities of these funds selected by the trustees in order to match the deferred compensation obligation.



(3) The amounts shown in this column represent the sum of the estimated Pension or Retirement Benefit Accruals expected to be accrued by the funds in the Fund Complex for their respective fiscal year ends in 2000. The retirement plan is described above the table.

(4) The amounts shown in this column represent the sum of the estimated annual benefits payable per year by the funds in the Fund Complex as of December 31, 2000 for each year of the 10-year period commencing in the year of such trustee's anticipated retirement. The Fund is expected to pay benefits of $2,500 per year for each of the 10-year period commencing in the year of such trustee's retirement to those trustees who retire at or over the age of 60 and with at least ten years of service to the Fund. The retirement plan is described above the compensation table.



(5) The amounts shown in this column are accumulated from the aggregate compensation of the investment companies in the Fund Complex for the year ended December 31, 2000 before deferral by the trustees under the deferred compensation plan. Amounts deferred are retained by the respective fund and earn a rate of return determined by reference to either the return on the Common Shares of the Fund or common shares of other funds in the Fund Complex as selected by the respective trustee. To the extent permitted by the 1940 Act, the respective fund may invest in securities of the funds selected by the trustees in order to match the deferred compensation obligation. The Adviser also serves as investment adviser for other investment companies; however, with the exception of Messrs. Whalen and Powers, the Trustees are not trustees of other investment companies. Combining the Fund Complex with other investment companies advised by the Adviser or its affiliates, Mr. Whalen received Total Compensation of $283,900 for the year ended December 31, 2000.


  The Fund, the Adviser and VKF have adopted Codes of Ethics (collectively, the "Code of Ethics") that set forth general and specific standards relating to the securities trading activities of their employees. The Code of Ethics does not prohibit employees from acquiring securities that may be purchased or held by the Fund, but is intended to ensure that all employees conduct their personal transactions in a manner that does not interfere with the portfolio transactions of the Fund or other Van Kampen funds, or that such employees take unfair advantage of their relationship with the Fund. Among other things, the Code of Ethics prohibits certain types of transactions absent prior approval, imposes various trading restrictions (such as time periods during which personal transactions may or may not be made) and requires quarterly reporting of securities transactions and other matters. All reportable securities transactions and other required reports are to be reviewed by appropriate personnel for compliance with the Code of Ethics. Additional restrictions apply to portfolio managers, traders, research analysts and others who may have access to nonpublic information about the trading activities of the Fund or other Van Kampen funds or who otherwise are involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel.

                             PORTFOLIO TRANSACTIONS


  With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund, although a more developed market may exist for certain Senior Loans. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Adviser will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The illiquidity of many Senior Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund's interests in Senior Loans at a fair price should the Fund desire to sell such interests. See "Special Risk Considerations" in the Prospectus. Affiliates of the Adviser may participate in the primary and secondary market for Senior Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund's ability to acquire some Senior Loans. The Adviser does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.


  With respect to investments other than in Senior Loans, the Adviser will place orders for portfolio transactions for the Fund with broker-dealer firms giving consideration to the quality, quantity and nature of each firm's professional services. These services include execution, clearance procedures, wire service quotations and statistical and other research information provided to the Fund and the Adviser, including quotations necessary to determine the value of the Fund's net assets. Any research benefits so obtained are available for all clients of the Adviser. Because statistical and other research information only supplements the research efforts of the Adviser and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to reduce materially its expenses. In selecting among the firms believed to meet the criteria for handling a particular transaction, the Adviser may take into consideration the fact that certain firms have sold Shares of the Fund and that certain firms provide market, statistical or other research information to the Fund and the Adviser and may select firms that are affiliated with the Fund, the Adviser, VKF or Van Kampen. The Fund paid brokerage fees of $0 for each of the fiscal years ended July 31, 1999, 2000 and 2001.


  If it is believed to be in the best interest of the Fund, the Adviser may place portfolio transactions with brokers who provide the types of services described above, even if the Fund will have to pay a higher commission (or, if the broker's profit is part of the cost of the security, will have to pay a higher price for the security) than would be the case if the Adviser did not consider the broker's furnishing of such services. This will be done, however, only if, in the opinion of the Adviser, the amount of additional commission or increased cost is reasonable in relation to the value of the services.

  If purchases or sales of financial instruments for the Fund and for one or more other investment companies or clients advised by the Adviser are considered at or about the same time, transactions in such financial instruments will be allocated among the several investment companies and clients, in a manner deemed equitable by the Adviser, to each such investment company or client, taking into account their respective sizes and the aggregate amount of financial instruments to be purchased or sold. In this regard allocations of Senior Loans by the Adviser will be made taking into account a variety of factors, including the assets of such clients then available for investment in Senior Loans, such clients' relative net asset value and such clients' investment objectives, policies and limitations. Although in some cases this procedure could have a detrimental effect on the price paid by the Fund for the financial instrument or the volume of the financial instrument purchased by the Fund, the ability to participate in volume transactions and to negotiate lower commissions, fees and expenses possibly could benefit the Fund.

  Although the Adviser will be responsible for the management of the Fund's portfolio, the policies and practices in this regard must be consistent with the foregoing and will be subject at all times to review by the Trustees of the Fund. The Fund anticipates that the annual portfolio turnover rate will not exceed 100%.

  The Trustees have adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act, which requires that the commissions paid to affiliates of the Fund, or to affiliates of such persons, be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar financial instruments during a comparable period of time. The rule and procedures also contain review requirements and require the Adviser to furnish reports to the Trustees and to maintain records in connection with such reviews. After review of all factors deemed relevant, the Trustees will consider from time to time whether the advisory fee will be reduced by all or a portion of the brokerage commissions given to brokers that are affiliated with the Fund.

                             MANAGEMENT OF THE FUND

THE ADVISER

  The Adviser was incorporated as a Delaware corporation in 1982. The Adviser is a wholly-owned subsidiary of Van Kampen. Van Kampen is an indirect wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. The Adviser's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.


  Van Kampen is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $76 billion under management or supervision as of September 30, 2001. Van Kampen has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by financial advisers nationwide.

  Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

INVESTMENT ADVISORY AGREEMENT

  The investment advisory agreement (the "Advisory Agreement") between the Adviser and the Fund was approved by the shareholders of the Fund at a shareholders meeting held on May 25, 1997. The Advisory Agreement continues from year to year, unless earlier terminated as described below, if approved annually
(a) by the Trustees of the Fund or by a majority of the Fund's Shares and (b) by a majority of the Trustees who are not parties to the agreement or interested persons of any such party, in compliance with the requirements of the 1940 Act. The Advisory Agreement may be terminated without penalty upon 60 days written notice by either party (in the case of the Fund, such termination may be effected by the Board of Trustees or by a majority of the Shares) and will automatically terminate in the event of assignment. The Adviser may in its sole discretion from time to time waive all or a portion of the advisory fee or reimburse the Fund for all or a portion of its other expenses.


  The investment advisory agreement (the "Advisory Agreement") between the Adviser and the Fund provides that the Adviser will supply investment research and portfolio management, including the selection of securities for the Fund to purchase, hold or sell and the selection of financial institutions through whom the Fund's portfolio transactions are executed. The Adviser also furnishes necessary facilities and equipment, and permits its officers and employees to serve without compensation as trustees and officers of the Fund if duly elected to such positions. For the fiscal years ended July 31, 1999, 2000 and 2001, the Fund recognized investment advisory fees pursuant to the Advisory Agreement of $72,850,479, $69,830,499 and $49,501,572, respectively.


  The Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the Advisory Agreement.

  The Trustees are responsible for the overall management and supervision of the Fund's affairs. The Adviser's activities are subject to the review and supervision of the Trustees to whom the Adviser renders periodic reports of the Fund's investment activities.


LITIGATION INVOLVING THE ADVISER



  On September 28, 2001, a complaint was filed in federal district court in the Northern District of Illinois by a shareholder of the Fund against the Fund, the Adviser, VKF and certain directors and officers of the Fund. The complaint, framed as a class action, alleges mistatements in the Fund's registration statements in violation of the federal securities laws. The Adviser does not believe such litigation will have a material adverse affect on its ability to render services to the Fund.



  On October 11, 2001, a second complaint was filed in federal district court in the Northern District of Illinois by a shareholder of the Fund against the Fund, the Adviser, VKF and certain directors and officers of the Fund. The complaint, framed as a class action, alleges mistatements in the Fund's registration statements in violation of the federal securities laws. The Adviser does not believe such litigation will have a material adverse affect on its ability to render services to the Fund.


THE ADMINISTRATOR


  VKF, the Fund's principal underwriter and an affiliate of the Adviser, serves as the Fund's administrator (in such capacity, the "Administrator"). For the fiscal years ended July 31, 1999, 2000 and 2001, the Fund recognized administrative fees pursuant to the Administration Agreement of $19,708,066, $18,860,527 and $13,194,944, respectively.


  The Fund pays all other expenses incurred in the operation of the Fund including, but not limited to, direct charges relating to the purchase and sale of financial instruments in its portfolio, interest charges, fees and expenses of legal counsel and independent auditors, taxes and governmental fees, cost of share certificates, expenses (including clerical expenses) of issuance, sale or repurchase of any of the Fund's portfolio holdings, expenses in connection with the Fund's dividend reinvestments, membership fees in trade associations, expenses of registering and qualifying the Shares of the Fund for sale under federal and state securities laws, expenses of printing and distributing reports, notices and proxy materials to existing holders of Shares, expenses of filing reports and other documents filed with governmental agencies, expenses of annual and special meetings of holders of Shares, fees and disbursements of the transfer agents, custodians and sub-custodians, expenses of disbursing dividends and distributions, fees, expenses and out-of-pocket costs of Trustees of the Fund who are not affiliated with the Adviser, insurance premiums, indemnification and other expenses not expressly provided for in the Advisory Agreement or the Administration Agreement and any extraordinary expenses of a nonrecurring nature.

OTHER AGREEMENTS


  LEGAL SERVICES AGREEMENT. The Fund and certain other funds advised by the Adviser or its affiliates have entered into a Legal Services Agreements pursuant to which Van Kampen provides legal services, including without limitation: accurate maintenance of the funds' minute books and records, preparation and oversight of the funds' regulatory reports, and other information provided to shareholders, as well as responding to day-to-day legal issues on behalf of the funds. Payment by the funds for such services is made on a cost basis for the salary and salary related benefits, including but not limited to bonuses, group insurances and other regular wages for the employment of personnel, as well as overhead and the expenses related to the office space and the equipment necessary to render the legal services. Of the total costs for legal services provided to funds advised by the Adviser or its affiliates, one half of such costs are allocated equally to each fund and the remaining one half of such costs are allocated to specific funds based on monthly time records. For the fiscal years ended July 31, 1999, 2000 and 2001, the Fund recognized legal fees pursuant to the Legal Services Agreement of approximately $110,300, $86,600 and $116,700, respectively.


                           DIVIDEND REINVESTMENT PLAN

  The Fund offers a Dividend Reinvestment Plan (the "Plan"). Under the Plan, Shareholders may elect to have all distributions of dividends and capital gains automatically reinvested in additional Shares. Unless you elect to participate in the Plan, you will receive distributions in cash.

  State Street Bank and Trust Company, as plan agent (the "Plan Agent"), serves as agent for Shareholders in administering the Plan. Participants in the Plan will receive Shares valued on the valuation date, at net asset value. The valuation date will be the dividend or distribution payment date or, if that date is not a business day, the next preceding business day.

  The Plan Agent maintains each Shareholder's account in the Plan and furnishes monthly written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. Shares will be held by the Plan Agent in non-certificated form in the name of the participant, and each Shareholder's proxy will include those Shares purchased pursuant to the Plan. The Plan Agent's fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund.

  In the case of Shareholders, such as banks, brokers or nominees, which hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record Shareholders as representing the total amount registered in the record Shareholder's name and held for the account of beneficial owners who are participating in the Plan.

  The automatic reinvestment of dividends and distributions will not relieve participants of any federal income tax that may be payable or required to be withheld on such dividends or distributions.

  Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all Shareholders of the Fund at least 90 days before the record date for the dividend or distribution. The Plan also may be amended or terminated by the Plan Agent by at least 90 days written notice to all Shareholders of the Fund.

  All registered Shareholders (other than brokers or nominees) will be mailed information regarding the Plan, including a form with which they may elect to participate in the Plan. Shareholders who intend to hold their Shares through a broker or nominee should contact such person to confirm that they may participate in the Plan and to determine the effect, if any, that a transfer of the account by the shareholder to another broker or nominee will have on continued participation in the Plan. A Shareholder may withdraw from the Plan at any time by contacting the Plan Agent at the address or telephone number set forth below. There is no penalty for non-participation in or withdrawal from the Plan, and Shareholders who have previously withdrawn from the Plan may rejoin it at any time. Changes in elections should be directed to the Plan Agent and should include the name of the Fund and the Shareholder's name and address as registered. An election to withdraw from the Plan will, until such election is changed, be deemed to be an election by a Shareholder to take all subsequent dividends and distributions in cash. Elections will only be effective for dividends and distributions declared after, and with a record date of at least ten days after, such elections are received by the Plan Agent. When a participant withdraws from the Plan or upon termination of the Plan as provided above, certificates for whole Shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fraction of a Share credited to such account. All correspondence concerning the dividend reinvestment plan should be directed to the State Street Bank and Trust Company, as Plan Agent, c/o Van Kampen Investor Services Inc., P.O. Box 218256, Kansas City, MO 64121-8256. Please call (800) 341-2911 between the hours of 7:00 a.m. and 7:00 p.m. Central Time if you have questions regarding the Plan.

                                NET ASSET VALUE

  The net asset value per share of the Fund's Shares is determined by calculating the total value of the Fund's assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding. The net asset value will be computed on each business day as of 5:00 p.m. Eastern time. The Fund reserves the right to calculate the net asset value more frequently if deemed desirable.


  Senior Loans will be valued by the Fund following valuation guidelines established and periodically reviewed by the Fund's Board of Trustees. Under the valuation guidelines, Senior Loans and securities for which reliable market quotes are readily available are valued at the mean of such bid and ask quotes and all other Senior Loans, securities and assets of the Fund are valued at fair value in good faith following procedures established by the Board of Trustees. Subject to criteria established by the Fund's Board of Trustees about the availability and reliability of market indicators obtained from independent pricing sources approved by the Board, certain Senior Loans will be valued on the basis of such indicators. Other Senior Loans will be valued by independent pricing sources approved by the Fund's Board of Trustees based upon pricing models developed, maintained and operated by those pricing sources or valued by the Adviser by considering a number of factors including consideration of market indicators, transactions in instruments which the Adviser believes may be comparable (including comparable credit quality, interest rate, interest rate redetermination period and maturity), the credit worthiness of the Borrower, the current interest rate, the period until the next interest rate redetermination and the maturity of such Senior Loan interests. Consideration of comparable instruments may include commercial paper, negotiable certificates of deposit and short-term variable rate securities which have adjustment periods comparable to the Senior Loan interests in the Fund's portfolio. The fair value of Senior Loans are reviewed and approved by the Fund's Valuation Committee and by the Fund's Trustees. To the extent that an active secondary trading market in Senior Loan interests develops to a reliable degree, the Fund may rely to an increasing extent on market prices and quotations in valuing Senior Loan interests in the Fund's portfolio. The Fund and Trustees will continue to monitor developments in the Senior Loan market and will make modifications to the current valuation methodology as deemed appropriate.


  It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Because of the short-term, adjustable rate nature of such instruments held by the Fund, however, the Fund's net asset value is expected to fluctuate less in response to changes in interest rates than the net asset values of investment companies with portfolios consisting primarily of traditional longer-term, fixed-income securities. In light of the senior nature of Senior Loan interests that may be included in the Fund's portfolio and taking into account the Fund's access to non-public information with respect to Borrowers relating to such Senior Loan interests, the Fund does not currently believe that consideration on a systematic basis of ratings provided by any nationally recognized statistical rating organization or price fluctuations with respect to long- or short-term debt of such Borrowers subordinate to the Senior Loans of such Borrowers is necessary for a determination of the value of such Senior Loan interests. Accordingly, the Fund generally will not systematically consider (but may consider in certain instances) and, in any event, will not rely upon such ratings or price fluctuations in determining the value of Senior Loan interests in the Fund's portfolio.

  Securities other than Senior Loans held in the Fund's portfolio (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for the securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

  Short-term obligations held by the Fund that mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Trustees.

                                    TAXATION

FEDERAL INCOME TAXATION


  The Fund has elected and qualified, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Code. To qualify as a regulated investment company, the Fund must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets.



  If the Fund so qualifies and distributes each year to its Shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income distributed to Shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to Shareholders. As a Massachusetts business trust, the Fund will not be subject to any excise or income taxes in Massachusetts as long as it qualifies as a regulated investment company for federal income tax purposes.



  To avoid a 4% excise tax, the Fund will be required to distribute, by December 31 of each year, at least an amount equal to the sum of (i) 98% of its ordinary income for such year and (ii) 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31 of such year), plus any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.



  If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income was distributed to its Shareholders) and all distributions out of earnings and profits would be taxed to Shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.


  Some of the Fund's investment practices are subject to special provisions of the Code that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited) and/or (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement and the distribution requirements for avoiding income and excise taxes. The Fund will monitor its transactions and may make certain tax elections to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.


  Investments of the Fund in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to Shareholders. For example, with respect to certain securities issued at a discount, the Fund will be required to accrue as income each year a portion of the discount and to distribute such income each year to maintain its qualification as a regulated investment company and to avoid income and excise taxes. To generate sufficient cash to make distributions necessary to satisfy the 90% distribution requirement and to avoid income and excise taxes, the Fund may have to dispose of securities that it would otherwise have continued to hold.


  Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.


DISTRIBUTIONS


  Distributions of the Fund's investment company taxable income are taxable to Shareholders as ordinary income to the extent of the Fund's earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund's net capital gains as capital gain dividends, if any, are taxable to Shareholders as long-term capital gains, regardless of the length of time Shares have been held by such Shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a Shareholder's Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such Shareholder (assuming such Shares are held as capital assets). For a summary of the maximum tax rates applicable to capital gains (including capital gain dividends), see "Capital Gains Rates" below. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction. The Fund will inform Shareholders of the source and tax status of all distributions promptly after the close of each calendar year.



  Shareholders receiving distributions in the form of additional Shares issued by the Fund will be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Shares received, determined as of the distribution date. The basis of such Shares will be equal to their fair market value on the distribution date.



  Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to Shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the Shareholders on the December 31 prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the 4% excise tax) during such taxable year. In such case, Shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.



SALE OF SHARES



  The sale of Shares (including transfers in connection with a redemption or repurchase of Shares) may be a taxable transaction for federal income tax purposes. Except as discussed below, selling Shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares sold are held as a capital asset, the gain or loss will be a capital gain or loss. For a summary of the maximum tax rates applicable to capital gains, see "Capital Gains Rates" below. It is possible, although the Fund believes it is unlikely, that, in connection with a tender offer, distributions to tendering Shareholders may be subject to tax as ordinary income (rather than gain or loss), which in turn may result in deemed distributions being subject to tax as ordinary income for non-tendering

Shareholders. The federal income tax consequences of the repurchase of Shares pursuant to a tender offer will be disclosed in the related offering documents. Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the Shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.


CAPITAL GAINS RATES


  The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers investing in the Fund is (i) the same as the maximum ordinary income tax rate for capital assets held for one year or less or
(ii) 20% for capital assets held for more than one year. The maximum long-term capital gains rate for corporations is 35%.



WITHHOLDING ON PAYMENTS TO NON-U.S. SHAREHOLDERS



  A Shareholder who is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust (a "Non-U.S. Shareholder") generally will be subject to withholding of United States federal income tax at a 30% rate (or lower applicable treaty rate) on dividends from the Fund (other than capital gain dividends) that are not "effectively connected" with a United States trade or business carried on by such Shareholder provided that such Shareholder furnishes to the Fund a properly completed IRS Form W-8BEN certifying its non-United States status.



  Non-effectively connected capital gain dividends and gains realized from the sale of Shares will not be subject to United States federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for more than 182 days during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their Shares. See "Backup Withholding" and "Information Reporting" below.



  If income from the Fund or gains realized from the sale of Shares are effectively connected with a Non-U.S. Shareholder's United States trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to United States federal income tax on a net basis at the tax rates applicable to United States citizens or domestic corporations. To establish that income from the Fund or gains realized from the sale of Shares are effectively connected with a United States trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder's United States trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional "branch profits tax" with respect to income from the Fund that is effectively connected with a United States trade or business.



  The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN certifying their entitlement thereto. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, persons holding an interest in the entity will need to provide the required certification. For example, an individual Non-U.S. Shareholder that holds Shares in the Fund through a non-United States partnership must provide an IRS Form W-8BEN to the Fund to claim the benefits of an applicable tax treaty. Non-United States investors are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of Shares of the Fund.

BACKUP WITHHOLDING



  The Fund may be required to withhold federal income tax ("backup withholding") from dividends and gross proceeds from the sale of Shares paid to non-corporate Shareholders. This tax may be withheld from dividends if (i) the Shareholder fails to properly furnish the Fund with its correct taxpayer identification number or to certify its non-United States status (in the case of a Non-U.S. Shareholder), (ii) the IRS notifies the Fund that the Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the Shareholder fails to certify that he or she is not subject to backup withholding. Gross proceeds from the sale of Shares may be subject to backup withholding under the circumstances described in (i) above.



  Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the sale of Shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN certifying their non-United States status.



  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Shareholder may be refunded or credited against such Shareholder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.



INFORMATION REPORTING



  The Fund must report annually to the IRS and to each Shareholder the amount of dividends, capital gain dividends and gross proceeds paid to such Shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such Non-U.S. Shareholder the amount of dividends, capital gain dividends or gross proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.


GENERAL


  The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their advisers regarding the specific federal tax consequences of purchasing, holding and disposing of, as well as the effects of state, local and foreign tax laws and any proposed tax law changes.


                              REPURCHASE OF SHARES


  The Fund may from time to time enter into one or more credit agreements to provide the Fund with additional liquidity to meet its obligations to purchase Common Shares pursuant to any tender offer it may make. The Fund has entered into a Third Amendment and Restatement of Credit Agreement dated as of September 13, 2000 (the "Credit Agreement") and a Letter Agreement dated August 24, 2001, among the Fund and Van Kampen Senior Floating Rate Fund (the "Co-Borrower") as borrowers, the banks party thereto (the "Financial Institutions"), and Bank of America, N.A. ("BofA"), as agent, pursuant to which the Financial Institutions have committed to provide a credit facility of up to $500,000,000 to the Fund and the Co-Borrower, which is not secured by the assets of the Fund or Co-Borrower or other collateral. The proceeds of any amounts borrowed under the Credit Agreement may be used to provide the Fund with additional liquidity to meet its obligations to purchase Common Shares pursuant to any tender offer that it may make. The Credit Agreement has terms and conditions substantially similar to the following:


  a. Each of the Fund and the Co-Borrower is entitled to borrow money ("Loans") from the Financial Institutions in amounts which in the aggregate do not exceed the amount of the Credit Facility Commitment, provided that the aggregate amount of Loans to the Fund or the Co-Borrower on an individual basis cannot exceed twenty-five percent (25%) of the net asset value of the Fund or Co-

     Borrower, as the case may be (defined as total assets minus total liabilities minus assets subject to liens).

  b. Loans made under the Credit Agreement, if any, will bear interest daily at the option of the Fund or Co-Borrower, as applicable, (i) at a rate per annum equal to the federal funds rate from time to time plus 0.50%, or (ii) at a rate per annum equal to a reserve-adjusted interbank offered rate offered by BofA's Grand Cayman Branch ("IBOR") plus 0.50% per annum. Each of the Fund and Co-Borrower will bear the expenses of any borrowings attributable to it under the Credit Agreement. Such interest will be due, in arrears, on the outstanding principal amount of each Loan (i) as to any federal funds rate Loan on the last business day of each calendar quarter and (ii) as any offshore rate Loan, from one (1) day to sixty (60) days from the date of the Loan, as selected by the Fund or Co-Borrower, as applicable, in advance. Interest on the outstanding principal of the Loans will also be due on the date of any prepayment of any offshore rate Loan and on demand during the existence of an event of default under the Credit Agreement payable by the borrower subject to such event of default. Overdue payments of principal and interest will bear interest, payable upon demand, at a penalty rate. No Loan shall be outstanding for a period of more than sixty (60) days, and there shall be no more than three Interest Periods as defined in the Credit Agreement in effect.

  c. The Fund paid arrangement fees and expenses to BofA or its affiliates on the date the Credit Agreement was executed. In addition, during the term of the Credit Agreement, the Fund is obligated to pay its pro rata share (based on the relative net assets of the Fund and Co-Borrower) of a commitment fee computed at the rate of 0.09% per annum on the average daily unused amount of the facility.

  d. The principal amount of any Loan made under the Credit Agreement, if any, is required to be paid sixty (60) days from the date of the Loan. Each of the Fund and Co-Borrower is entitled to prepay a Loan made to it in multiples of $1,000,000, provided that the Fund or Co-Borrower, as applicable, gives sufficient notices of prepayment. On the Commitment Termination Date (as defined below), all outstanding principal and accrued interest under the Credit Agreement will be due and payable in full.

  e. The Credit Agreement provides for BofA to elect to make swingline loans to each Borrower in amounts which in the aggregate do not exceed $25,000,000, provided that the aggregate amount of such swingline loans to the Fund or the Co-Borrower on an individual basis cannot exceed the lesser of (a) BofA's commitment under the Credit Agreement, (b) the combined commitment of all Financial Institutions under the Credit Agreement or (c) twenty-five percent (25%) of the net asset value of the Fund or Co-Borrower, as the case may be. Such swingline loans are due no later than the seventh business day following the day the swingline loan was made, bear interest at a rate per annum equal to the federal funds rate from time to time plus 0.50% due upon the repayment of such loan and, if unpaid when due or the Borrower otherwise elects, may convert to a traditional federal funds rate Loan under the Credit Agreement funded by BofA and all of the other Financial Institutions in accordance with the Credit Agreement's commitment schedule.

  f. The drawdown of the initial Loan or swingline loan, if any, under the Credit Agreement is subject to certain conditions, including, among other things, the Fund and Co-Borrower, as applicable, executing and delivering a promissory note made payable to the order of each Financial Institution, in the form attached to the Credit Agreement (the "Promissory Notes").

     The drawdown of each Loan or swingline loan, if any, is further conditioned upon the satisfaction of additional conditions, including, without limitation, (i) the providing of notice with respect to the Loan; (ii) the asset coverage ratio for the applicable borrower being at least 4 to 1;
     (iii) there being no default or event of default in existence with respect to the applicable borrower; (iv) the representations and warranties with respect to the applicable borrower made in the Credit Agreement continuing to be true; and (v) there being no Loans outstanding with respect to the applicable borrower for more than sixty (60) days on the day preceding the proposed borrowing.

  g. The Credit Agreement contains various affirmative and negative covenants of the Fund and Co-Borrower, including, without limitation, obligations: (i) to provide periodic financial information; (ii) with limited exceptions, to not consolidate with or merge into any other entity or have any other entity merge into it and to not sell all or any substantial part of its assets; (iii) to continue to engage in its current type of business and to maintain its existence as a business trust; (iv) to comply with applicable laws, rules and regulations; (v) to maintain insurance on its property and business; (vi) to limit the amount of its debt based upon 25% of the net asset value of the applicable borrower; and (vii) to not create any lien on any of its assets, with certain exceptions.

  h. The Credit Agreement also contains various events of default (with certain specified grace periods), including, without limitation: (i) failure to pay when due any amounts required to be paid to the Financial Institutions under the Credit Agreement or the Promissory Notes; (ii) any material misrepresentations in the Credit Agreement or documents delivered to the Financial Institutions; (iii) failure to observe or perform certain terms, covenants and agreements contained in the Credit Agreement, the Promissory Notes or other documents delivered to the Financial Institutions; (iv) failure to comply with the Fund's or Co-Borrower's, as applicable, fundamental investment policies or investment restrictions; (v) failure to comply by the Fund or Co-Borrower, as applicable, with all material provisions of the Investment Company Act of 1940; (vi) the voluntary or involuntary bankruptcy of the Fund or Co-Borrower, as applicable; (vii) the entry of judgments for the payment of money in excess of $5,000,000 in the aggregate which remains unsatisfied or unstayed for a period of 30 days; and (viii) a change in control of the Fund's or Co-Borrower's, as applicable, investment adviser.


  i. The credit facility provided pursuant to the Credit Agreement and the Letter Agreement will terminate on November 9, 2001 (the "Commitment Termination Date"), unless extended or earlier terminated pursuant to the terms thereof, and all accrued interest and principal will be due thereon.


  Pursuant to guidelines applicable to the Fund and the Co-Borrower, any Loans to the Fund and Co-Borrower will be made on a first-come, first-serve basis. If, at any time, the demand for borrowings by the Fund and Co-Borrower exceeds amounts available under the Credit Agreement, such borrowing will be allocated on a fair and equitable basis, taking into consideration factors, including without limitation, relative net assets of the Fund and Co-Borrower, amounts requested by the Fund and Co-Borrower, and availability of other sources of cash to meet each parties needs.


  The Fund intends to repay any Loans under the Credit Agreement from proceeds from the pay-downs from the interests in Senior Loans and from proceeds from the sale of Common Shares.



  During the pendency of any tender offer by the Fund, the Fund will calculate daily the net asset value of the Shares and will establish procedures which will be specified in the tender offer documents, to enable Shareholders to ascertain readily such net asset value. Each offer will be made and Shareholders notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, either by publication or mailing or both. Each offering document will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.


  Tendered Shares that have been accepted and repurchased by the Fund will be held in treasury and may be retired by the Board of Trustees. Treasury Shares will be recorded and reported as an offset to Shareholders' equity and accordingly will reduce the Fund's total assets. If Treasury Shares are retired, Shares issued and outstanding and capital in excess of par value will be reduced accordingly.

  If the Fund must liquidate portfolio securities in order to repurchase Shares tendered, the Fund may realize gains and losses.

                              INDEPENDENT AUDITORS

  Independent auditors for the Fund perform an annual audit of the Fund's financial statements. The Fund's Board of Trustees has engaged Deloitte & Touche LLP, located at Two Prudential Plaza, 180 North Stetson, Chicago, Illinois 60601-6710, to be the Fund's independent auditors.

  KPMG LLP, located at 303 West Wacker Drive, Chicago, Illinois 60601 ("KPMG"), ceased being the Fund's independent accountants effective April 14, 2000. The cessation of the client-auditor relationship between the Fund and KPMG was based solely on a possible future business relationship by KPMG with an affiliate of the Fund's investment adviser.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Trustees of Van Kampen Prime Rate Income Trust

We have audited the accompanying statement of assets and liabilities of Van Kampen Prime Rate Income Trust (the "Trust"), including the portfolio of investments, as of July 31, 2001, the related statements of operations and cash flows for the year then ended, and the statements of changes in net assets and the financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The Trust's financial highlights for the periods ended prior to July 31, 2000 were audited by other auditors whose report, dated September 14, 1999, expressed an unqualified opinion on those financial highlights.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 2001, by correspondence with the Trust's custodian, brokers, and selling or agent banks; where replies were not received, we performed alternative auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Van Kampen Prime Rate Income Trust as of July 31, 2001, the results of its operations, cash flows, changes in net assets, and financial highlights for the respective stated periods, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
September 14, 2001

                BY THE NUMBERS

YOUR TRUST'S INVESTMENTS

July 31, 2001
THE FOLLOWING PAGES DETAIL YOUR TRUST'S PORTFOLIO OF INVESTMENTS AT THE END OF THE REPORTING PERIOD.(1)

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            VARIABLE RATE** SENIOR LOAN INTERESTS  86.8%
            AEROSPACE/DEFENSE  1.2%
 $ 9,642    Aerostructures Corp.,
            Term Loan.............. NR        BB-    12/31/03 to 09/06/04   $    9,608,767
   4,275    Aircraft Braking
            Systems Corp., Term
            Loan................... Ba3       B+     10/15/05                    4,281,843
   8,978    Alliant Techsystems,
            Inc., Term Loan........ Ba2       BB-    04/20/09                    9,101,874
   7,744    DeCrane Finance Co.,
            Term Loan.............. NR        NR     09/30/05 to 12/17/06        7,681,989
   9,373    EG&G Technical
            Services, Inc., Term
            Loan................... B1        NR     08/20/07                    8,786,979
   6,386    Fairchild Corp., Term
            Loan................... Ba3       BB-    04/30/06                    6,178,721
   3,305    Vought Aircraft
            Industries, Inc., Term
            Loan................... NR        NR     06/30/07 to 06/30/08        3,314,641
                                                                            --------------
                                                                                48,954,814
                                                                            --------------
            AUTOMOTIVE  3.2%
  18,904    American Axle &
            Manufacturing Holdings,
            Inc., Term Loan........ Ba2       BB     04/30/06                   18,666,278
  10,224    Breed Technologies,
            Inc., Term Loan (f).... NR        NR     12/20/04                    9,457,015
  14,813    Dura Operating Corp.,
            Term Loan.............. Ba3       BB-    03/31/06                   14,615,775
  43,135    Federal-Mogul Corp.,
            Term Loan.............. Caa1      CCC+   02/24/04 to 02/24/05       31,290,319
   5,381    Metaldyne Corp., Term
            Loan................... NR        BB-    02/27/09                    4,950,705
   9,439    Metalforming
            Technologies, Inc.,
            Term Loan.............. NR        NR     06/30/06                    8,022,877
   1,000    Oshkosh Truck Corp.,
            Term Loan.............. NR        BB+    01/31/07                      999,000

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            AUTOMOTIVE (CONTINUED)
 $ 8,606    Safelite Glass Corp.,
            Term Loan.............. NR        NR     09/30/07               $    7,830,237
  20,497    SPX Corp., Term Loan... Ba2       BB+    09/30/04 to 12/31/06       20,531,040
   2,350    Stoneridge, Inc., Term
            Loan................... Ba3       BB-    12/31/05                    2,324,561
   9,925    ThermaSys Corp., Term
            Loan................... B1        BB-    08/25/07                    8,436,250
                                                                            --------------
                                                                               127,124,057
                                                                            --------------
            BEVERAGE, FOOD & TOBACCO  2.8%
  31,333    Agrilink Foods, Inc.,
            Term Loan.............. B1        B+     09/30/04 to 09/30/05       30,236,687
  16,619    Aurora Foods, Inc.,
            Term Loan.............. B2        B      06/30/05 to 09/30/06       16,302,794
   8,084    B & G Foods, Inc., Term
            Loan................... B1        B+     03/31/06                    7,846,928
   1,000    BCB USA Corp., Term
            Loan................... Ba3       NR     12/31/06                    1,008,125
   4,988    Del Monte Corp., Term
            Loan................... B1        B+     03/31/08                    5,045,170
  10,725    Doane Pet Care Co.,
            Term Loan.............. B1        B+     12/31/05 to 12/31/06       10,018,967
  15,680    Eagle Family Foods,
            Inc., Term Loan........ B1        B      12/31/05                   14,347,200
   7,029    Edwards Baking Co.,
            Term Loan.............. NR        NR     09/30/03 to 09/30/05        6,873,255
   7,778    Mafco Worldwide Corp.,
            Term Loan.............. NR        NR     03/31/06                    7,680,556
   3,744    Merisant Co., Term
            Loan................... Ba3       BB-    03/31/07                    3,750,691
   7,000    Pinnacle Foods, Inc.,
            Term Loan.............. Ba3       BB-    05/22/08                    6,982,500
                                                                            --------------
                                                                               110,092,873
                                                                            --------------
            BROADCASTING--CABLE  3.9%
  10,530    Adelphia Cable
            Partners, LP, Revolving
            Credit Agreement....... Ba3       BB+    12/31/03                   10,326,368
   9,800    CC VIII Operating, LLC,
            Term Loan.............. Ba3       BB+    02/02/08                    9,796,325

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            BROADCASTING--CABLE (CONTINUED)
 $64,500    Charter Communications
            Operations II, LP, Term
            Loan................... Ba3       BB+    03/18/08               $   64,111,968
  21,136    Chelsea Communications,
            Inc., Term Loan........ Ba3       NR     12/31/04                   21,109,253
  38,426    Falcon Communications,
            LP, Term Loan.......... Ba3       BB-    12/31/07                   37,983,773
   9,979    Frontiervision
            Operating Partners, LP,
            Term Loan.............. Ba3       BB     03/31/06                    9,947,804
   5,000    UPC Financing
            Partnership, Term
            Loan................... B1        B+     03/31/09                    4,066,665
                                                                            --------------
                                                                               157,342,156
                                                                            --------------
            BROADCASTING--DIVERSIFIED  0.5%
  14,775    Muzak Audio
            Communications, Inc.,
            Term Loan.............. B2        B+     12/31/06                   14,295,201
   4,550    White Knight
            Broadcasting, Inc.,
            Term Loan (a).......... NR        NR     06/30/07                    4,436,250
                                                                            --------------
                                                                                18,731,451
                                                                            --------------
            BROADCASTING--RADIO  0.1%
   3,000    Citadel Broadcasting
            Co., Term Loan......... NR        NR     06/30/09                    3,009,375
                                                                            --------------

            BROADCASTING--TELEVISION  0.7%
   7,247    LIN Television Corp.,
            Term Loan.............. Ba3       BB-    03/31/07                    7,231,288
   6,629    Quorum Broadcasting,
            Inc., Term Loan........ NR        NR     09/30/07                    6,081,304
   9,000    Sinclair Broadcast
            Group, Inc., Term
            Loan................... Ba2       BB-    09/30/09                    9,073,125
   4,500    Telemundo Group, Inc.
            Term Loan.............. NR        NR     05/15/08                    4,521,937
                                                                            --------------
                                                                                26,907,654
                                                                            --------------

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            BUILDINGS & REAL ESTATE  3.1%
 $13,514    Builders FirstSource,
            Inc., Term Loan........ NR        BB-    12/30/05               $   13,345,142
  14,665    Corrections Corp. of
            America, Term Loan..... B3        B      12/31/02                   14,054,291
  97,629    Ventas Realty Ltd.,
            Inc., Term Loan........ NR        NR     12/31/07                   96,408,428
                                                                            --------------
                                                                               123,807,861
                                                                            --------------
            CHEMICALS, PLASTICS & RUBBER  4.5%
  10,944    Cedar Chemicals Corp.,
            Term Loan.............. NR        NR     10/30/03                    4,360,582
   9,741    Foamex, LP, Term Loan.. B3        B      06/30/05 to 06/30/06        9,059,290
   5,035    Foamex, LP, Revolving
            Credit Agreement....... B3        B      06/12/03                    4,556,424
  12,386    GenTek, Inc., Term
            Loan................... Ba3       BB     04/30/07 to 10/31/07       11,178,591
   5,000    GEO Specialty
            Chemicals, Inc., Term
            Loan................... B1        B+     12/31/07                    5,025,000
   3,980    Hercules, Inc., Term
            Loan................... Ba1       BB     11/15/05                    3,944,180
  17,434    Huntsman Corp., Term
            Loan................... B1        NR     12/31/02 to 12/31/05       14,493,627
   9,467    Huntsman Corp.,
            Revolving Credit
            Agreement.............. B1        NR     12/31/02                    7,557,552
  23,261    Huntsman ICI Chemicals,
            LLC, Term Loan......... Ba3       BB-    06/30/07 to 06/30/08       23,126,369
   4,814    Jet Plastica
            Industries, Inc., Term
            Loan................... NR        NR     12/31/02 to 12/31/04        3,730,850
     756    Jet Plastica
            Industries, Inc.,
            Revolving Credit
            Agreement.............. NR        NR     12/31/02                      585,900
  25,973    Lyondell Chemical Co.,
            Term Loan.............. Ba3       NR     06/30/05 to 05/17/06       26,348,214
   5,000    Messer Griesheim, Term
            Loan................... Ba3       BB     05/04/09 to 05/04/10        5,043,750
  14,775    MetoKote Corp., Term
            Loan................... NR        NR     11/02/05                   14,257,875

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            CHEMICALS, PLASTICS & RUBBER (CONTINUED)
 $ 9,695    Nutrasweet Acquisition
            Corp., Term Loan....... Ba3       NR     05/25/07 to 05/25/09   $    9,677,636
   9,675    Pioneer Americas
            Acquisition Corp., Term
            Loan (a) (b)........... NR        NR     12/05/06                    3,096,000
   5,000    Port Arthur Coker Co.,
            Term Loan.............. Ba3       NR     06/15/07                    4,981,250
   8,564    Texas Petrochemicals
            Corp., Term Loan....... B1        NR     12/31/02 to 06/30/04        8,537,315
   1,102    Texas Petrochemicals
            Corp., Revolving Credit
            Agreement.............. B1        NR     12/31/02                    1,074,667
   6,186    TruSeal Technologies,
            Inc., Term Loan........ NR        NR     06/30/04                    5,971,863
   9,925    United Plastics Group,
            Inc., Term Loan........ NR        NR     08/31/07                    4,466,250
   7,662    Vinings Industries,
            Inc., Term Loan........ NR        NR     03/31/05                    6,934,236
   4,560    West American Rubber
            Co., Term Loan (a)..... NR        NR     06/30/05 to 12/30/05        1,459,055
                                                                            --------------
                                                                               179,466,476
                                                                            --------------
            CONSTRUCTION MATERIAL  0.6%
   4,950    Brand Scaffold
            Services, Inc., Term
            Loan................... B1        NR     09/30/03                    4,912,868
   4,938    Dayton Superior Corp.,
            Term Loan.............. Ba3       BB-    06/16/06                    4,951,389
   7,488    Flextek Components,
            Inc., Term Loan (a).... NR        NR     08/31/03                      973,398
   8,473    Magnatrax Corp., Term
            Loan................... NR        NR     11/15/05                    7,752,762
   4,517    Werner Holding Co.,
            Inc., Term Loan........ Ba3       B+     11/30/04 to 11/30/05        4,489,472
                                                                            --------------
                                                                                23,079,889
                                                                            --------------
            CONTAINERS, PACKAGING & GLASS  4.0%
  13,917    Dr. Pepper/Seven Up
            Bottling Group, Inc.,
            Term Loan.............. NR        NR     10/07/07                   13,908,517
   7,508    Fleming Packaging
            Corp., Term Loan....... NR        NR     08/31/04                    7,452,021

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            CONTAINERS, PACKAGING & GLASS (CONTINUED)
 $14,586    Graham Packaging Co.,
            Term Loan.............. B2        B      01/31/06 to 01/31/07   $   13,848,518
   1,393    Graphic Packaging
            International Corp.,
            Term Loan.............. NR        NR     08/15/01                    1,392,118
  20,218    IPC, Inc., Term Loan... NR        NR     10/02/04                   19,560,648
   9,899    Kranson Industries,
            Inc., Term Loan........ NR        NR     12/31/06                    9,726,256
   6,939    Nexpak Corp., Term
            Loan................... NR        NR     12/31/05 to 12/31/06        5,030,740
   3,483    Owens-Illinois, Term
            Loan................... NR        BB     03/31/04                    3,267,078
   4,851    Packaging Dynamics,
            Term Loan.............. NR        NR     11/20/05                    4,462,961
   7,857    Pliant Corp., Term
            Loan................... B2        B+     05/31/08                    7,518,304
  62,895    Stone Container Corp.,
            Term Loan.............. Ba3       B+     10/01/03                   63,173,849
   7,709    Stronghaven, Inc., Term
            Loan................... NR        NR     05/15/04                    6,552,325
   4,979    U.S. Can Corp., Term
            Loan................... NR        NR     10/04/08                    4,938,711
                                                                            --------------
                                                                               160,832,046
                                                                            --------------
            DIVERSIFIED MANUFACTURING  2.8%
   6,734    Actuant Corp., Term
            Loan................... B1        BB-    07/30/08                    6,687,799
   3,112    Advanced Accessory
            Systems, LLC, Term
            Loan................... B1        B+     10/30/04                    3,002,742
  28,438    Chart Industries, Inc,
            Term Loan.............. NR        NR     03/31/06                   21,328,643
   4,788    Citation Corp., Term
            Loan................... NR        B+     12/01/07                    3,950,144
  12,719    Desa International,
            Inc., Term Loan........ B2        B-     11/26/03 to 11/26/04       11,319,697
   2,488    Enersys, Term Loan..... NR        NR     11/09/08                    2,493,719
   9,381    Mueller Group, Inc.,
            Term Loan.............. B1        B+     08/16/06 to 08/16/07        9,434,503
  16,940    Neenah Foundry Co.,
            Term Loan.............. B1        B      09/30/05                   16,389,499

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            DIVERSIFIED MANUFACTURING (CONTINUED)
 $ 3,458    United Fixtures Co.,
            Term Loan (f).......... NR        NR     12/31/04               $    3,458,235
  33,333    Walter Industries,
            Inc., Term Loan........ NR        NR     10/15/03                   30,500,000
   5,476    Western Industries,
            Inc., Term Loan........ NR        NR     06/23/06                    3,559,140
                                                                            --------------
                                                                               112,124,121
                                                                            --------------
            ECOLOGICAL  2.8%
  78,010    Allied Waste
            Industries, Inc., Term
            Loan................... Ba3       BB     07/21/05 to 07/21/07       77,700,907
   5,500    Casella Waste Systems,
            Inc., Term Loan........ B1        BB-    12/14/06                    5,377,625
   4,962    Duratek, Inc., Term
            Loan................... NR        NR     12/08/06                    4,788,631
   9,695    IT Group, Inc., Term
            Loan................... B1        BB     06/11/06                    9,561,610
  23,056    Safety-Kleen Corp.,
            Term Loan (a) (b)...... NR        NR     04/03/05 to 04/03/06        8,115,663
   4,500    Stericycle, Inc., Term
            Loan................... B1        BB-    11/10/06                    4,529,061
                                                                            --------------
                                                                               110,073,497
                                                                            --------------
            EDUCATION & CHILD CARE  0.2%
   8,427    Kindercare Learning
            Centers, Inc., Term
            Loan................... Ba3       B+     03/21/06                    8,058,000
                                                                            --------------

            ELECTRONICS  2.8%
   9,726    Acterna, LLC, Term
            Loan................... NR        B+     09/30/07                    8,931,526
  24,592    Amphenol Corp., Term
            Loan................... Ba2       BB+    10/03/04 to 05/19/06       24,458,660
   5,471    Audio Visual Services
            Corp., Term Loan....... NR        NR     10/01/01                    3,146,017
   3,353    Audio Visual Services
            Corp., Revolving Credit
            Agreement.............. NR        NR     10/01/01                    1,927,829
   6,752    Communications
            Instruments, Inc., Term
            Loan................... Ba3       BB-    03/15/04                    6,701,851

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            ELECTRONICS (CONTINUED)
 $ 6,905    General Cable Corp.,
            Term Loan.............. NR        NR     06/30/07               $    6,844,222
   6,948    Insilco Technologies,
            Term Loan.............. B2        NR     08/25/07                    4,515,875
  23,000    ON Semiconductor Corp.,
            Term Loan.............. NR        B+     08/04/06 to 08/04/07       18,543,750
   5,139    Rowe International,
            Inc., Term Loan (f).... NR        NR     11/30/01 to 12/31/03          770,917
   9,719    Stratus Technologies,
            Inc., Term Loan........ NR        NR     02/26/05                    9,645,859
  21,753    Superior Telecom Corp.,
            Term Loan.............. Ba3       B+     11/27/05                   16,563,081
   2,970    Veridian Corp., Term
            Loan................... Ba3       BB-    08/24/06                    2,970,000
   6,980    Viasystems, Inc., Term
            Loan................... B1        B+     03/31/07                    6,386,700
                                                                            --------------
                                                                               111,406,287
                                                                            --------------
            ENTERTAINMENT & LEISURE  4.4%
  14,863    American Skiing Co.,
            Term Loan.............. NR        NR     05/31/06                   13,525,633
   1,375    American Skiing Co.,
            Revolving Credit
            Agreement.............. NR        NR     05/31/04                    1,251,250
   1,516    AMF Group, Inc., Term
            Loan (b)............... Caa1      D      03/31/03                    1,247,807
   7,334    Bally Total Fitness
            Holding Corp., Term
            Loan................... B1        B+     11/10/04                    7,370,280
   2,897    Bell Sports, Inc., Term
            Loan................... Ba3       NR     03/31/06 to 03/31/07        2,027,760
  34,506    Fitness Holdings
            Worldwide, Inc., Term
            Loan................... NR        B      11/02/06 to 11/02/07       32,780,850
   7,680    KSL Recreational Group,
            Inc., Term Loan........ Ba3       B+     04/30/05 to 04/30/06        7,665,600
   2,045    KSL Recreational Group,
            Inc., Revolving Credit
            Agreement.............. Ba3       B+     04/30/04                    1,989,205
  20,000    Metro-Goldwyn-Mayer,
            Inc., Term Loan........ NR        NR     03/31/05 to 03/31/06       19,768,423

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            ENTERTAINMENT & LEISURE (CONTINUED)
 $ 6,003    Metro-Goldwyn-Mayer,
            Inc., Revolving Credit
            Agreement.............. NR        NR     09/30/03               $    5,842,431
   9,900    Playcore Wisconsin,
            Inc., Term Loan........ NR        NR     07/01/07                    9,343,592
  25,612    Spalding Holdings
            Corp., Term Loan....... B3        B-     09/30/03 to 03/30/06       19,218,257
  10,040    Spalding Holdings
            Corp., Revolving Credit
            Agreement.............. B3        B-     09/30/03                    7,630,400
   6,700    Sportcraft, Ltd., Term
            Loan................... NR        NR     12/31/02                    5,795,500
   2,590    True Temper, Inc., Term
            Loan................... B1        BB-    09/30/05                    2,576,824
  23,488    United Artists Theatre,
            Inc., Term Loan........ Caa3      D      02/02/05                   22,746,249
   9,493    WFI Group, Inc., Term
            Loan................... Baa3      NR     07/14/04                    9,537,838
   4,950    Worldwide Sports &
            Recreation, Inc., Term
            Loan................... NR        NR     12/31/06                    4,864,386
                                                                            --------------
                                                                               175,182,285
                                                                            --------------
            FARMING & AGRICULTURE  0.1%
     994    Hartz Mountain Corp.,
            Term Loan.............. B1        NR     12/31/07                      998,934
   3,996    The Scotts Co., Term
            Loan................... Ba3       BB     12/31/07                    4,024,738
                                                                            --------------
                                                                                 5,023,672
                                                                            --------------
            FINANCE  3.5%
  12,737    Alliance Data Systems,
            Inc., Term Loan........ NR        NR     07/25/03 to 07/25/05       12,163,886
   9,874    Bridge Information
            Systems, Inc., Term
            Loan (a) (b)........... NR        NR     05/29/03 to 05/29/05        4,393,531
  12,800    Mafco Finance Corp.,
            Term Loan.............. NR        NR     03/31/06                   12,727,520
  26,500    Metris Cos., Inc., Term
            Loan................... Ba3       NR     06/30/03                   26,367,500
  37,135    Outsourcing Solutions,
            Term Loan.............. B2        BB-    12/01/05 to 12/10/06       34,962,497

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            FINANCE (CONTINUED)
 $44,080    Rent-A-Center, Inc.,
            Term Loan.............. Ba2       BB-    01/31/06 to 01/31/07   $   43,770,251
   4,950    Risk Management
            Assurance Co., Term
            Loan................... NR        NR     12/21/06                    4,792,061
                                                                            --------------
                                                                               139,177,246
                                                                            --------------
            GROCERY  0.8%
   4,218    Big V Supermarkets,
            Inc., Term Loan (a)
            (b).................... NR        NR     08/10/03                    3,342,874
   3,690    Fleming Cos., Inc.,
            Term Loan.............. Ba2       BB     07/25/04                    3,671,804
  24,691    Fleming Cos., Inc.,
            Revolving Credit
            Agreement.............. Ba2       BB     07/25/03                   24,104,761
                                                                            --------------
                                                                                31,119,439
                                                                            --------------
            HEALTHCARE  5.0%
   4,923    American Home Patient,
            Term Loan.............. NR        NR     12/31/02                    4,129,576
  46,721    Community Health
            Systems, Inc., Term
            Loan................... NR        NR     12/31/03 to 12/31/05       46,993,134
  23,877    Genesis Health
            Ventures, Inc., Term
            Loan (a) (b)........... NR        NR     09/30/04 to 06/01/05       18,012,562
   9,828    HCA--HealthOne Co.,
            Term Loan.............. Ba1       NR     06/30/05                    9,882,866
  64,375    Integrated Health
            Services, Inc., Term
            Loan (a) (b)........... NR        NR     09/30/04 to 12/31/05       38,242,806
   1,990    InteliStaf Group, Inc.,
            Term Loan.............. NR        NR     10/31/07                    1,978,185
  32,503    Kindred Healthcare,
            Inc., Term Loan (a)
            (f).................... NR        NR     04/13/08                   30,228,149
  17,324    Magellan Health
            Services, Inc., Term
            Loan................... B1        B+     02/12/05 to 02/12/06       17,351,681
  17,223    Multicare Cos., Inc.,
            Term Loan (a) (b)...... NR        NR     09/30/04 to 06/01/05       13,477,141
   5,975    NCS Healthcare,
            Revolving Credit
            Agreement.............. NR        NR     06/30/02                    4,809,700

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            HEALTHCARE (CONTINUED)
 $ 8,000    Triad Hospitals, Inc.,
            Term Loan.............. Ba3       B+     09/30/08               $    8,086,000
   6,685    Unilab Corp., Term
            Loan................... B1        B+     11/23/06                    6,699,772
                                                                            --------------
                                                                               199,891,572
                                                                            --------------
            HEALTHCARE & BEAUTY  0.9%
  11,600    Mary Kay, Inc., Term
            Loan................... NR        NR     03/06/04                   10,439,924
   2,563    Mary Kay, Inc.,
            Revolving Credit
            Agreement.............. NR        NR     03/06/04                    2,306,796
  24,486    Revlon Consumer
            Products Corp., Term
            Loan................... B3        B      05/30/02                   23,604,184
                                                                            --------------
                                                                                36,350,904
                                                                            --------------
            HOME & OFFICE FURNISHINGS, HOUSEWARES & DURABLE CONSUMER
            PRODUCTS  1.2%
  23,361    Dal-Tile Group, Inc.,
            Term Loan.............. NR        NR     12/31/02 to 12/31/03       23,275,792
   1,786    DecorateToday.Com, Term
            Loan (f)............... NR        NR     12/31/05                    1,806,539
   2,963    Formica Corp., Term
            Loan................... B1        B+     04/30/06                    2,399,625
   4,842    Holmes Products Corp.,
            Term Loan.............. B1        B+     02/05/07                    3,413,907
   2,582    Imperial Home Decor
            Group, Inc., Term Loan
            (f).................... NR        NR     04/04/06                    2,349,749
   1,990    Targus Group
            International, Inc.,
            Term Loan.............. NR        NR     08/31/06                    1,955,150
   5,955    Winsloew Furniture,
            Inc., Term Loan........ Ba3       B+     03/31/06                    5,902,443
  12,610    World Kitchen, Inc.,
            Term Loan.............. NR        NR     10/09/06                    8,784,971
                                                                            --------------
                                                                                49,888,176
                                                                            --------------

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            HOTELS, MOTELS, INNS & GAMING  2.8%
 $37,685    Aladdin Gaming, LLC,
            Term Loan.............. B1        NR     06/30/08               $   30,807,458
   8,000    Argosy Gaming Co., Term
            Loan................... NR        NR     06/25/08                    8,000,000
     938    Isle of Capri Casinos,
            Inc., Term Loan........ Ba2       BB-    03/02/06 to 03/02/07          938,212
   5,000    Jazz Casino Co., Term
            Loan (a)............... NR        NR     03/30/08                    4,275,000
  12,394    Scientific Games Corp.,
            Term Loan.............. B1        B+     09/30/07                   12,300,828
  58,500    Wyndham International,
            Inc., Term Loan........ NR        NR     06/30/06                   57,390,957
                                                                            --------------
                                                                               113,712,455
                                                                            --------------
            INSURANCE  0.8%
  16,800    BRW Acquisition, Inc.,
            Term Loan.............. NR        NR     07/10/06 to 07/10/07       16,170,000
   7,000    White Mountains
            Insurance Group, Ltd.,
            Term Loan.............. NR        NR     03/31/07                    7,021,875
  10,609    Willis Corroon, Inc.,
            Term Loan.............. Ba2       BB     11/19/05 to 05/19/08       10,609,237
                                                                            --------------
                                                                                33,801,112
                                                                            --------------
            MACHINERY  2.3%
   9,453    Alliance Laundry
            Systems, LLC, Term
            Loan................... B1        B      06/30/05                    8,696,300
   9,900    Ashtead Group, PLC,
            Term Loan.............. NR        NR     06/01/07                    9,819,562
   8,750    Dresser, Inc., Term
            Loan................... Ba3       BB-    04/01/09                    8,868,125
  17,836    Flowserve Corp., Term
            Loan................... B1        BB-    06/30/08                   17,947,447
   7,250    Gleason Corp., Term
            Loan................... NR        NR     02/18/08                    7,213,282
  17,652    NationsRent, Inc., Term
            Loan................... B3        B      07/20/06                   12,267,931

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            MACHINERY (CONTINUED)
 $15,000    Ocean Rig ASA--
            (Norway), Term Loan.... NR        NR     06/01/08               $   13,575,000
  14,963    United Rentals (North
            America), Inc., Term
            Loan................... Ba3       BB+    07/31/07                   14,985,093
                                                                            --------------
                                                                                93,372,740
                                                                            --------------
            MEDICAL PRODUCTS & SUPPLIES  2.6%
  20,000    Alliance Imaging, Inc.,
            Term Loan.............. B1        B+     11/02/07 to 11/02/08       20,037,500
  11,202    Conmed Corp., Term
            Loan................... B1        BB-    12/30/04 to 06/30/05       11,032,634
  33,479    Dade Behring, Inc.,
            Term Loan.............. NR        D      06/30/05 to 06/30/07       26,904,889
   4,975    DaVita, Inc., Term
            Loan................... Ba2       BB-    03/31/06                    5,023,417
   5,273    Fisher Scientific
            International, Inc.,
            Term Loan.............. Ba3       B+     01/21/05 to 01/21/06        5,287,953
  12,073    Kinetics Concepts,
            Inc., Term Loan........ Ba3       B-     12/31/04 to 12/31/05       12,025,288
   6,714    Medical Specialities
            Group, Inc, Term
            Loan................... NR        NR     06/30/01 to 06/30/04        3,222,545
   8,995    Mediq/PRN Life Support
            Services, Inc., Term
            Loan................... NR        NR     06/13/05                    7,465,587
   6,886    National Medical Care,
            Inc., Term Loan........ Ba1       BB     09/30/03                    6,817,250
   4,975    National Nephrology
            Associates, Inc., Term
            Loan................... B1        B+     12/31/05                    4,939,057
                                                                            --------------
                                                                               102,756,120
                                                                            --------------
            MINING, STEEL, IRON & NON-PRECIOUS METALS  2.2%
  19,910    Carmeuse Lime, Inc.,
            Term Loan.............. NR        NR     03/31/06                   15,529,800
   7,503    CII Carbon, LLC, Term
            Loan................... NR        NR     06/25/08                    7,090,451
   6,210    Earle M. Jorgensen,
            Term Loan.............. B1        NR     03/31/04                    6,139,925
   8,791    Fairmount Minerals,
            Ltd., Term Loan........ NR        NR     02/28/05                    8,493,570

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            MINING, STEEL, IRON & NON-PRECIOUS METALS (CONTINUED)
 $51,661    Ispat Inland, Term
            Loan................... B2        BB-    07/16/05 to 07/16/06   $   42,017,329
   9,953    UCAR International,
            Inc., Term Loan........ Ba3       NR     12/30/07                    9,786,120
                                                                            --------------
                                                                                89,057,195
                                                                            --------------
            NON-DURABLE CONSUMER PRODUCTS  1.0%
   8,249    Accessory Network
            Group, Inc., Term
            Loan................... NR        NR     06/30/03                    6,805,703
  10,896    American Marketing
            Industries, Inc., Term
            Loan................... NR        NR     11/30/02                    8,825,963
   7,172    Arena Brands, Inc.,
            Term Loan.............. NR        NR     06/01/02                    6,741,767
   1,611    Arena Brands, Inc.,
            Revolving Credit
            Agreement.............. NR        NR     06/01/02                    1,514,246
   5,618    GFSI, Inc., Term
            Loan................... Ba3       NR     03/31/04                    5,533,460
   6,751    Norcorp, Inc., Term
            Loan................... NR        NR     05/12/06 to 11/30/06        6,075,750
   4,000    Playtex Products, Inc.,
            Term Loan.............. Ba2       BB     05/24/09                    4,044,000
                                                                            --------------
                                                                                39,540,889
                                                                            --------------
            PAPER & FOREST PRODUCTS  0.3%
   2,598    Bear Island Paper Co.,
            LLC, Term Loan......... B1        B+     12/31/05                    2,558,880
   4,567    Crown Paper Co., Term
            Loan (a) (b)........... NR        NR     08/22/03                      930,510
   1,799    Crown Paper Co.,
            Revolving Credit
            Agreement (a) (b)...... NR        NR     08/22/02                      276,580
   6,831    Pacifica Papers, Inc.,
            Term Loan.............. Ba2       BB     03/12/06                    6,839,374
   2,993    Port Townsend Paper
            Corp., Term Loan....... NR        NR     03/16/07                    2,955,094
                                                                            --------------
                                                                                13,560,438
                                                                            --------------

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            PERSONAL & MISCELLANEOUS SERVICES  1.2%
 $ 1,995    Coinmach Laundry Corp.,
            Term Loan.............. NR        BB-    06/30/05               $    1,997,679
   4,552    DIMAC Holdings, Inc.,
            Term Loan (a).......... NR        NR     12/31/05                    1,502,018
   4,205    DIMAC Marketing
            Partners, Inc., Term
            Loan (a) (h)........... NR        NR     07/01/03                    1,387,544
     370    DIMAC Marketing
            Partners, Inc.,
            Revolving Credit
            Agreement (a) (h)...... NR        NR     04/01/03                      122,261
  14,813    Encompass Service
            Corp., Term Loan....... Ba3       BB     05/10/07                   14,618,086
   1,355    Frontway Network
            Solutions, Term Loan
            (a).................... NR        NR     10/31/01                      304,865
   2,740    Iron Mountain, Inc.,
            Term Loan.............. NR        BB     02/28/06                    2,767,328
   6,596    Loewen Group, Revolving
            Credit Agreement (a)
            (b).................... NR        NR     07/27/02                    4,287,218
   6,739    Sarcom, Inc., Term Loan
            (a).................... NR        NR     06/30/01                    3,875,113
   9,945    Telespectrum Worldwide,
            Inc., Term Loan (a).... NR        NR     07/01/02                    5,718,215
   9,462    Weight Watchers
            International, Inc.,
            Term Loan.............. Ba2       B+     09/30/06                    9,550,411
                                                                            --------------
                                                                                46,130,738
                                                                            --------------
            PHARMACEUTICALS  0.7%
   4,988    Advance Paradigm, Inc.,
            Term Loan.............. NR        NR     09/29/07                    5,037,375
   6,913    Bergen Brunswig Corp.,
            Term Loan.............. NR        BB     03/31/06                    6,924,023
   2,494    Caremark Rx, Inc., Term
            Loan................... Ba3       BB     03/15/06                    2,514,792
  13,651    Endo Pharmaceuticals,
            Inc., Term Loan........ NR        NR     06/30/04                   13,429,493
                                                                            --------------
                                                                                27,905,683
                                                                            --------------

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            PRINTING & PUBLISHING  4.0%
 $ 6,995    21st Century
            Newspapers, Term Loan.. NR        NR     09/15/05               $    6,951,299
  11,589    Advanstar
            Communications, Inc.,
            Term Loan.............. Ba3       B+     10/11/07                   11,635,656
  11,890    American Media
            Operations, Inc., Term
            Loan................... Ba3       B+     04/01/06 to 04/01/07       11,928,300
   8,415    American Reprographics
            Co., Term Loan......... NR        NR     04/10/08                    8,372,800
   4,606    Check Printers, Inc.,
            Term Loan.............. NR        NR     06/30/05                    4,588,801
   8,500    Goss Graphics Corp.,
            Term Loan.............. NR        NR     09/30/03                    5,185,000
   2,970    Haights Cross
            Communications, LLC,
            Term Loan.............. B2        B+     12/10/06                    2,940,151
  27,730    Journal Register Co.,
            Term Loan.............. Ba1       BB+    09/30/06                   27,400,835
   2,970    Liberty Group
            Operating, Inc., Term
            Loan................... B1        B      03/31/07                    2,947,575
   5,636    Medical Arts Press,
            Inc., Term Loan........ NR        NR     01/13/06                    5,466,809
  21,007    Morris Communications
            Corp., Term Loan....... NR        NR     03/31/04 to 06/30/05       20,843,634
   3,800    PRIMEDIA, Inc., Term
            Loan................... NR        BB-    06/20/09                    3,780,050
   5,000    Trader.com, Term Loan.. NR        NR     12/31/06 to 12/31/07        4,837,500
  23,421    Vertis, Inc., Term
            Loan................... B1        BB-    12/06/05 to 12/06/08       21,805,262
  15,112    Von Hoffman Press,
            Inc., Term Loan........ B1        B+     07/01/02 to 07/01/05       14,870,950
   1,190    Von Hoffman Press,
            Inc., Revolving Credit
            Agreement.............. B1        B+     07/01/03                    1,121,575
   5,899    Ziff-Davis Media, Inc.,
            Term Loan.............. Ba3       B+     03/31/07                    5,412,734
                                                                            --------------
                                                                               160,088,931
                                                                            --------------

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            RESTAURANTS & FOOD SERVICE  1.4%
 $ 2,920    Applebee's
            International, Inc.,
            Term Loan.............. NR        NR     03/31/06               $    2,949,268
   8,895    Captain D's, Inc., Term
            Loan................... B2        B+     12/31/01                    8,761,255
   2,443    Carvel Corp., Term
            Loan................... NR        NR     06/30/01                    2,369,387
  32,698    Domino's Pizza, Inc.,
            Term Loan.............. B1        B+     12/21/04 to 12/21/07       32,940,726
   3,000    Papa Ginos, Inc., Term
            Loan................... NR        NR     08/31/07                    2,969,431
   6,106    S.C. International
            Services, Inc., Term
            Loan................... Baa1      NR     03/01/07                    6,106,136
                                                                            --------------
                                                                                56,096,203
                                                                            --------------
            RETAIL--OFFICE PRODUCTS  0.1%
   6,335    Identity Group, Inc,
            Term Loan.............. NR        NR     05/11/07                    3,167,500
                                                                            --------------

            RETAIL--OIL & GAS  0.6%
   5,535    Kwik Trip, Term Loan... NR        NR     07/27/07                    5,562,607
  16,451    The Pantry, Inc., Term
            Loan................... B1        BB-    01/31/06 to 07/31/06       16,429,215
                                                                            --------------
                                                                                21,991,822
                                                                            --------------
            RETAIL--SPECIALTY  1.0%
  13,600    Hollywood Entertainment
            Corp., Revolving Credit
            Agreement.............. NR        CCC    09/05/02                   13,056,000
   9,510    Josten's, Inc., Term
            Loan................... B1        BB-    05/31/06 to 05/31/08        9,454,589
   4,940    Mitchell's Management
            Corp., Term Loan....... NR        NR     12/31/07                    4,896,775
  11,923    Nebraska Book Co.,
            Inc., Term Loan........ B1        B+     03/31/06                   11,952,885
                                                                            --------------
                                                                                39,360,249
                                                                            --------------
            RETAIL--STORES  1.6%
   3,814    Duane Reade, Inc., Term
            Loan................... Ba3       BB-    02/15/04 to 02/15/07        3,813,179
   5,687    Kirklands Holdings,
            Term Loan.............. NR        NR     06/30/02                    5,161,358

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            RETAIL--STORES (CONTINUED)
 $ 7,354    Murray's Discount Auto
            Stores, Inc., Term
            Loan................... NR        NR     06/30/03               $    6,884,044
  10,100    Payless Cashways, Inc.,
            Term Loan (a) (b)
            (f).................... Ba1       NR     11/30/02                    7,978,875
  11,629    Peebles, Inc., Term
            Loan................... NR        NR     06/11/04                   10,873,360
  26,000    Rite Aid Corp., Term
            Loan................... B1        BB-    06/27/05                   26,006,500
   4,688    Vitamin Shoppe
            Industries, Inc., Term
            Loan................... NR        NR     05/15/04                    4,646,484
                                                                            --------------
                                                                                65,363,800
                                                                            --------------
            TELECOMMUNICATIONS--HYBRID  0.2%
   9,000    Broadwing, Inc., Term
            Loan................... Ba1       BB+    06/29/07                    8,915,625
                                                                            --------------

            TELECOMMUNICATIONS--LOCAL EXCHANGE CARRIERS  1.0%
  13,750    Alaska Communications
            Systems Holdings, Inc.,
            Term Loan.............. B1        BB     11/14/07 to 05/14/08       13,256,088
   2,100    McLeodUSA, Inc., Term
            Loan................... B2        B      05/31/08                    1,743,788
  19,375    Orius Corp., Term
            Loan................... NR        B-     12/15/06                   11,915,542
  40,000    Teligent, Inc., Term
            Loan (a) (b)........... Caa2      D      06/30/06                    7,290,007
  10,000    Winstar Communications,
            Inc., Term Loan (a)
            (b).................... NR        NR     01/10/03 to 09/30/07        3,886,605
                                                                            --------------
                                                                                38,092,030
                                                                            --------------
            TELECOMMUNICATIONS--LONG DISTANCE  0.8%
   3,000    Global Crossing
            Holdings, Ltd., Term
            Loan................... Ba1       BBB-   06/30/06                    2,828,625
  32,529    Pacific Crossing, Ltd.,
            Term Loan.............. NR        NR     07/28/06                   29,872,227
                                                                            --------------
                                                                                32,700,852
                                                                            --------------

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            TELECOMMUNICATIONS--PAGING  0.2%
 $ 2,440    Arch Wireless, Inc.,
            Term Loan.............. NR        CCC    06/30/06               $      600,904
  11,791    Arch Wireless, Inc.,
            Revolving Credit
            Agreement.............. NR        CCC    06/30/05                    2,593,938
   9,401    Teletouch
            Communications, Inc.,
            Term Loan (a).......... NR        NR     11/30/05                    2,181,092
  10,973    TSR Wireless, LLC, Term
            Loan (a) (b)........... NR        NR     06/30/05                      658,350
                                                                            --------------
                                                                                 6,034,284
                                                                            --------------
            TELECOMMUNICATIONS--WIRELESS  9.5%
   5,772    American Cellular
            Corp., Term Loan....... Ba3       BB-    03/31/08 to 03/31/09        5,705,152
  31,161    BCP SP Ltd., Term
            Loan................... B3        NR     03/31/02 to 03/31/05       28,767,626
   1,882    Centennial Cellular,
            Inc., Term Loan........ B1        B+     11/30/07                    1,854,366
  13,000    Crown Castle
            International Corp.,
            Term Loan.............. Ba3       BB-    03/15/08                   12,979,694
  14,813    Dobson Operating Co.,
            Term Loan.............. Ba3       BB-    03/31/08                   14,738,437
  38,500    Nextel Finance Co.,
            Term Loan.............. Ba2       BB-    06/30/08 to 12/31/08       36,201,165
   7,778    Nextel Finance Co.,
            (Argentina), Term
            Loan................... NR        NR     03/31/03                    5,380,667
  22,308    Nextel Partners, Inc.,
            Term Loan.............. B1        B-     01/29/08 to 07/29/08       21,746,474
  30,000    Rural Cellular Corp.,
            Term Loan.............. B1        B+     10/03/08 to 04/03/09       29,437,500
   7,000    Spectrasite
            Communications, Inc.,
            Term Loan.............. B1        B+     12/31/07                    6,598,592
  32,519    Sygnet Wireless, Inc.,
            Term Loan.............. NR        NR     03/23/07 to 12/23/07       31,970,096
  17,000    TeleCorp PCS, Inc.,
            Term Loan.............. B2        NR     12/05/07                   16,734,375
  40,000    Tritel Holding Corp.,
            Term Loan.............. B2        NR     12/31/07                   40,062,520

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            TELECOMMUNICATIONS--WIRELESS (CONTINUED)
 $16,500    Triton PCS, Inc., Term
            Loan................... Ba3       BB-    05/04/07               $   16,438,125
 104,000    VoiceStream Wireless
            Corp., Term Loan....... Baa1      NR     02/25/08 to 06/30/09      103,986,701
   6,000    Western Wireless Corp.,
            Term Loan.............. Ba2       BB     09/30/08                    5,986,878
                                                                            --------------
                                                                               378,588,368
                                                                            --------------
            TEXTILES & LEATHER  1.3%
   5,000    Fruit of the Loom,
            Revolving Credit
            Agreement (b).......... NR        NR     10/17/02                    2,608,335
   9,486    Galey & Lord, Inc.,
            Term Loan.............. Caa2      B      04/02/05 to 04/01/06        8,043,721
   2,200    Galey & Lord, Inc.,
            Revolving Credit
            Agreement.............. Caa2      B      03/27/04                    1,883,200
  18,673    Glenoit Corp., Term
            Loan (b)............... NR        NR     12/31/03 to 06/30/04       13,071,303
   9,065    Joan Fabrics Corp.,
            Term Loan.............. NR        B+     06/30/05 to 06/30/06        8,627,254
  17,088    Norcross Safety
            Products, LLC, Term
            Loan................... NR        NR     09/30/04                   16,404,686
                                                                            --------------
                                                                                50,638,499
                                                                            --------------
            TRANSPORTATION--CARGO  1.6%
   1,782    American Commercial
            Lines, LLC, Term
            Loan................... B1        BB-    06/30/06 to 06/30/07        1,608,163
  19,071    Atlas Freighter
            Leasing, Inc., Term
            Loan................... NR        NR     04/25/05 to 04/25/06       18,966,934
  22,041    Evergreen International
            Aviation, Inc., Term
            Loan................... NR        NR     05/31/02 to 05/07/03       17,632,920
   5,258    Gemini Leasing, Inc.,
            Term Loan.............. B1        NR     08/12/05                    4,719,087
   4,881    Havco Wood Products,
            Inc., Term Loan........ NR        NR     06/30/06                    3,538,547
  11,775    North American Van
            Lines, Inc., Term
            Loan................... B1        B+     11/18/07                   10,715,250

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

                                      BANK LOAN
PRINCIPAL                              RATINGS+
AMOUNT                              --------------          STATED
(000)       BORROWER                MOODY'S   S&P         MATURITY*             VALUE
            TRANSPORTATION--CARGO (CONTINUED)
 $ 4,359    OmniTrax Railroads,
            LLC, Term Loan......... NR        NR     05/13/05               $    4,348,000
   3,636    RailAmerica, Inc., Term
            Loan................... Ba3       BB-    12/31/06                    3,652,287
                                                                            --------------
                                                                                65,181,188
                                                                            --------------
            TRANSPORTATION--PERSONAL  0.4%
   9,284    Continental Airlines,
            Inc., Term Loan........ Ba1       BB     07/31/02 to 07/31/04        9,081,344
   6,903    Motor Coach Industries,
            Inc., Term Loan........ B2        B      06/16/06                    5,418,917
                                                                            --------------
                                                                                14,500,261
                                                                            --------------
            TRANSPORTATION--RAIL MANUFACTURING  0.1%
   2,985    Helm, Inc., Term
            Loan................... NR        NR     10/18/06                    2,865,600
   2,828    RailWorks Corp., Term
            Loan................... Caa1      B      09/30/06                    2,220,241
                                                                            --------------
                                                                                 5,085,841
                                                                            --------------

TOTAL VARIABLE RATE** SENIOR LOAN INTERESTS  86.8%.......................    3,463,286,674
                                                                            --------------


FIXED INCOME SECURITIES  0.9%
London Fog Industries, Inc. ($13,541,264 par, 10.00% coupon, maturing 02/27/03) 144A Private Placement (b) (e) (f)
  (g).......................................................       9,072,647
Satelites Mexicanos ($29,240,000 par, 9.06% coupon, maturing
  06/03/04) 144A Private Placement (e)......................      27,120,100
                                                              --------------

TOTAL FIXED INCOME SECURITIES...............................      36,192,747
                                                              --------------

EQUITIES  4.3%
Advantica Restaurant Group, Inc. (8,755 common shares) (c)
  (d).......................................................           7,442
AFC Enterprises, Inc. (402,834 common shares) (c) (d).......       8,822,065
Best Products Co., Inc. (297,480 common shares) (d).........               0
Best Products Co., Inc. (Warrants for 28,080 common shares)
  (d).......................................................               0
Breed Technologies, Inc. (1,345,452 common shares) (d)
  (f).......................................................       6,861,805
Bruno's, Inc. (2,593,713 common shares) (c) (d) (f).........      52,548,625
Bruno's Supermarkets (259,371 common shares) (c) (d) (f)....       5,254,857
Classic Cable, Inc. (Warrants for 760 common shares) (c)
  (d).......................................................               0
Dan River, Inc. (192,060 common shares) (d).................         480,150
DecorateToday.Com (198,600 common shares) (c) (d) (f).......       3,123,978
DIMAC Holdings, Inc. (6,526 preferred shares) (c) (d).......               0
DIMAC Holdings, Inc. (Warrants for 6,526 common shares) (c)
  (d).......................................................               0

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

BORROWER                                                          VALUE
EQUITIES (CONTINUED)
Fleer/Marvel Entertainment, Inc. (668,339 preferred shares)
  (f).......................................................  $    5,573,947
Fleer/Marvel Entertainment, Inc. (891,340 common shares) (d)
  (f).......................................................       3,565,360
Flextex Components, Inc. (Warrants for 993 common shares)
  (c) (d)...................................................               0
Imperial Home Decor Group, Inc. (929,571 common shares) (c)
  (d) (f)...................................................       1,310,695
Imperial Home Decor Realty, Inc. (929,571 common shares) (c)
  (d) (f)...................................................               0
Kindred Healthcare, Inc. (1,064,604 common shares) (c) (d)
  (f).......................................................      50,036,388
London Fog Industries, Inc. (1,083,301 common shares) (c)
  (d) (f)...................................................               0
London Fog Industries, Inc. (Warrants for 66,580 common
  shares) (c) (d) (f).......................................               0
Mediq\PRN Life Support Services, Inc. (22,626 preferred
  shares) (c) (d)...........................................               0
Murray's Discount Auto Stores, Inc. (Warrants for 289 common
  shares) (c) (d)...........................................               0
Payless Cashways, Inc. (1,024,159 common shares) (b) (d)
  (f).......................................................         184,349
Rowe International, Inc. (91,173 common shares) (c) (d).....               0
Rowe International, Inc. (Warrants for 236,677 common
  shares) (c) (d)...........................................               0
Safelite Glass Corp. (402,526 common shares) (c) (d)........       2,676,798
Safelite Reality (27,171 common shares) (c) (d).............               0
Sarcom, Inc. (43 common shares) (c) (d).....................               0
Trans World Entertainment Corp. (3,789,962 common shares)
  (c) (d) (f)...............................................      29,182,707
United Artists Theatre, Inc. (112,559 common shares) (c)
  (d).......................................................         324,170
United Fixtures Holdings, Inc. (196,020 common shares) (c)
  (d) (f)...................................................               0
United Fixtures Holdings, Inc. (53,810 preferred shares) (c)
  (d) (f)...................................................         517,114
                                                              --------------

TOTAL EQUITIES 4.3%.........................................     170,470,450
                                                              --------------

TOTAL LONG-TERM INVESTMENTS  92.0%
  (Cost $4,069,321,523).....................................   3,669,949,871
                                                              --------------

SHORT TERM INVESTMENTS  6.9%
COMMERCIAL PAPER  3.3%
Centex Corp. ($25,000,000 par, maturing 08/24/01, yielding
  3.90%)....................................................      24,937,708
ConAgra, Inc. ($10,000,000 par, maturing 08/06/01, yielding
  3.88%)....................................................       9,994,611
CSX Corp. ($6,000,000 par, maturing 08/24/01, yielding
  3.82%)....................................................       5,985,357
Dominion Resources ($25,000,000 par, maturing 08/28/01,
  yielding 3.90%)...........................................      24,926,875
Glencore Funding, Inc. ($35,000,000 par, maturing 08/16/01
  to 08/23/01, yielding 3.95% to 4.00%).....................      34,934,194
Texas Utilities Co. ($4,000,000 par, maturing 08/02/01,
  yielding 3.98%)...........................................       3,999,558
TRW, Inc. ($25,000,000 par, maturing 08/22/01 to 08/23/01,
  yielding 3.95%)...........................................      24,941,299
                                                              --------------

TOTAL COMMERCIAL PAPER......................................     129,719,602
                                                              --------------

See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

BORROWER                                                          VALUE
SHORT-TERM LOAN PARTICIPATIONS  3.6%
Englehard Corp. ($25,000,000 par, maturing 08/01/01 to
  08/20/01, yielding 3.89% to 4.00%)........................  $   25,000,000
Enron Corp. ($23,000,000 par, maturing 08/03/01, yielding
  3.90%)....................................................      23,000,000
Illinois Power Co. ($21,000,000 par, maturing 08/01/01,
  yielding 3.95% to 4.05%)..................................      21,000,000
International Paper Co. ($5,000,000 par, maturing 08/08/01,
  yielding 3.88%)...........................................       5,000,000
Sprint Corp. ($25,000,000 par, maturing 08/22/01, yielding
  4.13%)....................................................      25,000,000
Temple Inland, Inc. ($25,000,000 par, maturing 08/07/01 to
  8/21/01, yielding 4.02% to 4.07%).........................      25,000,000
Texas Utilities Co. ($21,600,000 par, maturing 08/01/01 to
  08/13/01, yielding 3.98% to 4.04%)........................      21,600,000
                                                              --------------

TOTAL SHORT-TERM LOAN PARTICIPATIONS........................     145,600,000
                                                              --------------

TOTAL SHORT-TERM INVESTMENTS  6.9%
  (Cost $275,319,602).......................................     275,319,602
                                                              --------------

TOTAL INVESTMENTS  98.9%
  (Cost $4,344,641,125).....................................   3,945,269,473
OTHER ASSETS IN EXCESS OF LIABILITIES  1.1%.................      44,405,098
                                                              --------------

NET ASSETS  100.0%..........................................  $3,989,674,571
                                                              ==============

NR--Not rated

+ Bank Loans rated below Baa by Moody's Investor Service, Inc. or BBB by
  Standard & Poor's Group are considered to be below investment grade. (Bank loan ratings are unaudited.)

(1)  Industry percentages are calculated as a percentage of net assets.

(a) This Senior Loan interest is non-income producing.

(b) This borrower has filed for protection in federal bankruptcy court.

(c) Restricted Security.

(d) Non-income producing security as this stock currently does not declare dividends.

(e) 144A Securities are those which are exempt from registration under Rule 144A of the Securities Act of 1933, as amended. These securities may only be resold in transactions exempt from registration which are normally transactions with qualified institutional buyers.

(f) Affiliated company. See Notes to Financial Statements.

(g) This security is non-income producing.

                                               See Notes to Financial Statements

YOUR TRUST'S INVESTMENTS

July 31, 2001

(h) Subsequent to July 31, 2001, this borrower has filed for protection in federal bankruptcy court.

 * Senior Loans in the Trust's portfolio generally are subject to mandatory and/or optional prepayment. Because of these mandatory prepayment conditions and because there may be significant economic incentives for a Borrower to prepay, prepayments of Senior Loans in the Trust's portfolio may occur. As a result, the actual remaining maturity of Senior Loans held in the Trust's portfolio may be substantially less than the stated maturities shown. Although the Trust is unable to accurately estimate the actual remaining maturity of individual Senior Loans, the Trust estimates that the actual average maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

** Senior Loans in which the Trust invests generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally (i) the lending rate offered by one or more major European banks, such as the London Inter-Bank Offered Rate ("LIBOR"), (ii) the prime rate offered by one or more major United States banks or (iii) the certificate of deposit rate. Senior Loans are generally considered to be restricted in that the Trust ordinarily is contractually obligated to receive approval from the Agent Bank and/or borrower prior to the disposition of a Senior Loan.

See Notes to Financial Statements

FINANCIAL STATEMENTS
Statement of Assets and Liabilities
July 31, 2001

ASSETS:
Total Investments (Cost $4,344,641,125).....................  $3,945,269,473
Cash........................................................       3,487,798
Receivables:
  Investments Sold..........................................      39,676,803
  Interest and Fees.........................................      22,272,934
  Fund Shares Sold..........................................         364,767
  Dividends.................................................         104,314
Other.......................................................          98,133
                                                              --------------
    Total Assets............................................   4,011,274,222
                                                              --------------
LIABILITIES:
Payables:
  Investments Purchased.....................................       9,429,313
  Income Distributions......................................       3,985,085
  Investment Advisory Fee...................................       3,385,743
  Distributor and Affiliates................................       1,191,818
  Administrative Fee........................................         893,362
  Fund Shares Repurchased...................................         275,042
Accrued Expenses............................................       1,822,677
Trustees' Deferred Compensation and Retirement Plans........         616,611
                                                              --------------
    Total Liabilities.......................................      21,599,651
                                                              --------------
NET ASSETS..................................................  $3,989,674,571
                                                              ==============
NET ASSETS CONSIST OF:
Common Shares ($.01 par value with an unlimited number of
  shares authorized, 463,467,203 shares issued and
  outstanding)..............................................  $    4,634,672
Paid in Surplus.............................................   4,925,811,365
Accumulated Distributions in Excess of Net Investment
  Income....................................................      (6,916,019)
Net Unrealized Depreciation.................................    (399,371,652)
Accumulated Net Realized Loss...............................    (534,483,795)
                                                              --------------
NET ASSETS..................................................  $3,989,674,571
                                                              ==============
NET ASSET VALUE PER COMMON SHARE ($3,989,674,571 divided by
  463,467,203 shares outstanding)...........................  $         8.61
                                                              ==============

                                               See Notes to Financial Statements

Statement of Operations
For the Year Ended July 31, 2001

INVESTMENT INCOME:
Interest....................................................  $ 453,157,683
Fees........................................................        792,972
Dividends ($397,129 received as dividend income from
  affiliates)...............................................        397,129
Other.......................................................      7,813,809
                                                              -------------
    Total Income............................................    462,161,593
                                                              -------------
EXPENSES:
Investment Advisory Fee.....................................     49,501,572
Administrative Fee..........................................     13,194,944
Shareholder Services........................................      4,844,281
Legal.......................................................      2,035,024
Custody.....................................................      1,303,109
Trustees' Fees and Related Expenses.........................        252,679
Other.......................................................      4,109,650
                                                              -------------
    Total Expenses..........................................     75,241,259
    Less Credits Earned on Cash Balances....................        454,342
                                                              -------------
    Net Expenses............................................     74,786,917
                                                              -------------
NET INVESTMENT INCOME.......................................  $ 387,374,676
                                                              =============
REALIZED AND UNREALIZED GAIN/LOSS:
Realized Gain/Loss:
  Investments...............................................  $(442,677,984)
  Foreign Currency Transactions.............................           (106)
                                                              -------------
Net Realized Loss...........................................   (442,678,090)
                                                              -------------
Unrealized Appreciation/Depreciation:
  Beginning of the Period...................................   (323,366,772)
  End of the Period.........................................   (399,371,652)
                                                              -------------
Net Unrealized Depreciation During the Period...............    (76,004,880)
                                                              -------------
NET REALIZED AND UNREALIZED LOSS............................  $(518,682,970)
                                                              =============
NET DECREASE IN NET ASSETS FROM OPERATIONS..................  $(131,308,294)
                                                              =============

See Notes to Financial Statements

Statements of Changes in Net Assets
For the Years Ended July 31, 2001 and 2000

                                                      YEAR ENDED         YEAR ENDED
                                                     JULY 31, 2001      JULY 31, 2000
                                                    ----------------------------------
FROM INVESTMENT ACTIVITIES:
Operations:
Net Investment Income.............................  $   387,374,676    $   525,572,799
Net Realized Loss.................................     (442,678,090)       (28,679,370)
Net Unrealized Depreciation During the Period.....      (76,004,880)      (257,188,967)
                                                    ---------------    ---------------
Change in Net Assets from Operations..............     (131,308,294)       239,704,462

Distributions from and in Excess of Net Investment
  Income..........................................     (410,850,314)      (521,005,157)
                                                    ---------------    ---------------

NET CHANGE IN NET ASSETS FROM INVESTMENT
  ACTIVITIES......................................     (542,158,608)      (281,300,695)
                                                    ---------------    ---------------

FROM CAPITAL TRANSACTIONS:
Proceeds from Shares Sold.........................      114,299,449        433,298,300
Net Asset Value of Shares Issued Through Dividend
  Reinvestment....................................      205,505,843        271,508,075
Cost of Shares Repurchased........................   (2,245,937,408)    (2,101,931,358)
                                                    ---------------    ---------------
NET CHANGE IN NET ASSETS FROM CAPITAL
  TRANSACTIONS....................................   (1,926,132,116)    (1,397,124,983)
                                                    ---------------    ---------------
TOTAL DECREASE IN NET ASSETS......................   (2,468,290,724)    (1,678,425,678)
NET ASSETS:
Beginning of the Period...........................    6,457,965,295      8,136,390,973
                                                    ---------------    ---------------
End of the Period (Including accumulated
  undistributed net investment income of
  ($6,916,019) and $19,971,616, respectively).....  $ 3,989,674,571    $ 6,457,965,295
                                                    ===============    ===============

                                               See Notes to Financial Statements

Statement of Cash Flows
For the Year Ended July 31, 2001

CHANGE IN NET ASSETS FROM OPERATIONS........................  $  (131,308,294)
                                                              ---------------
Adjustments to Reconcile the Change in Net Assets from
  Operations to Net Cash Used for Operating Activities:
  Decrease in Investments at Value..........................    2,476,070,434
  Decrease in Interest and Fees Receivables.................       30,071,231
  Increase in Receivable for Investments Sold...............      (35,063,916)
  Decrease in Dividends Receivable..........................           17,480
  Decrease in Other Assets..................................          118,079
  Decrease in Investment Advisory Fee Payable...............       (1,878,449)
  Decrease in Administrative Fee Payable....................         (521,859)
  Increase in Distributor and Affiliates Payable............           20,431
  Increase in Payable for Investments Purchased.............        4,707,519
  Decrease in Accrued Expenses..............................          (20,157)
  Increase in Trustees' Deferred Compensation and Retirement
    Plans...................................................          132,191
                                                              ---------------
    Total Adjustments.......................................    2,473,652,984
                                                              ---------------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    2,342,344,690
                                                              ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Shares Sold...................................      115,881,146
Payments on Shares Repurchased..............................   (2,246,044,936)
Cash Dividends Paid.........................................     (209,250,371)
                                                              ---------------
    Net Cash Used for Financing Activities..................   (2,339,414,161)
                                                              ---------------
NET INCREASE IN CASH........................................        2,930,529
Cash at the Beginning of the Period.........................          557,269
                                                              ---------------
CASH AT THE END OF THE PERIOD...............................  $     3,487,798
                                                              ===============

See Notes to Financial Statements

Financial Highlights
THE FOLLOWING SCHEDULE PRESENTS FINANCIAL HIGHLIGHTS FOR ONE COMMON SHARE OF THE TRUST OUTSTANDING THROUGHOUT THE PERIODS INDICATED.

                                                    YEAR ENDED JULY 31,
                                  --------------------------------------------------------
                                  2001(C)       2000        1999        1998        1997
                                  --------------------------------------------------------
NET ASSET VALUE, BEGINNING OF
  THE PERIOD....................  $   9.50    $   9.85    $   9.98    $   9.96    $  10.00
                                  --------    --------    --------    --------    --------
  Net Investment Income.........       .66         .68         .64         .68         .70
  Net Realized and Unrealized
    Gain/Loss...................      (.86)       (.36)       (.13)        .01        (.04)
                                  --------    --------    --------    --------    --------
Total from Investment
  Operations....................      (.20)        .32         .51         .69         .66
Less Distributions from and in
  Excess of Net Investment
  Income........................       .69         .67         .64         .67         .70
                                  --------    --------    --------    --------    --------
NET ASSET VALUE, END OF THE
  PERIOD........................  $   8.61    $   9.50    $   9.85    $   9.98    $   9.96
                                  ========    ========    ========    ========    ========

Total Return (a)................    -2.11%       3.15%       5.23%       7.22%       6.79%
Net Assets at End of the Period
  (In millions).................  $3,989.7    $6,458.0    $8,136.4    $7,312.9    $6,237.0
Ratio of Expenses to Average Net
  Assets........................     1.43%       1.34%       1.35%       1.41%       1.42%
Ratio of Net Investment Income
  to Average Net Assets.........     7.34%       6.97%       6.48%       6.81%       7.02%
Portfolio Turnover (b)..........       42%         36%         44%         73%         83%

(a) Total return assumes an investment at the beginning of the period indicated, reinvestment of all distributions for the period and tender of all shares at the end of the period indicated, excluding payment of 3.00% imposed on most shares accepted by the Trust for repurchase within the first year and declining to 0.00% after the fifth year. If the early withdrawal charge was included, total return would be lower.

(b) Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.

(c) Based on average shares outstanding.

                                               See Notes to Financial Statements

NOTES TO
FINANCIAL STATEMENTS

July 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Van Kampen Prime Rate Income Trust (the "Trust") is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Trust invests primarily in adjustable Senior Loans. Senior Loans are business loans that have a senior right to payment and are made to borrowers that may be corporations, partnerships, or other entities. These borrowers operate in a variety of industries and geographic regions. The Trust commenced investment operations on October 4, 1989.

    The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A. SECURITY VALUATION The Trust's Senior Loans are valued by the Trust following valuation guidelines established and periodically reviewed by the Trust's Board of Trustees. Under the valuation guidelines, Senior Loans for which reliable market quotes are readily available are valued at the mean of such bid and ask quotes. Where reliable market quotes are not readily available, Senior Loans are valued, where possible, using independent market indicators provided by independent pricing sources approved by the Board of Trustees. Other Senior Loans are valued by independent pricing sources approved by the Board of Trustees based upon pricing models developed, maintained and operated by those pricing sources or valued by Van Kampen Investment Advisory Corp. (the "Adviser") by considering a number of factors including consideration of market indicators, transactions in instruments which the Adviser believes may be comparable (including comparable credit quality, interest rate redetermination period and maturity), the credit worthiness of the borrower, the current interest rate, the period until the next interest rate redetermination and the maturity of such Senior Loans. Consideration of comparable instruments may include commercial paper, negotiable certificates of deposit and short-term variable rate securities which have adjustment periods comparable to the Senior Loans in the Trust's portfolio. The fair value of Senior Loans are reviewed and approved by the Trust's Valuation Committee and Board of Trustees.

    Equity securities are valued on the basis of prices furnished by pricing services or as determined in good faith by the Adviser under the direction of the Board of Trustees.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2001

    Short-term securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. Short-term loan participations are valued at cost in the absence of any indication of impairment.

B. SECURITY TRANSACTIONS Investment transactions are recorded on a trade date basis. Realized gains and losses are determined on an identified cost basis.

C. INVESTMENT INCOME Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Facility fees on senior loans purchased are treated as market discounts. Market premiums are amortized and discounts are accreted over the stated life of each applicable security.

    Other income is comprised primarily of amendment fees. Amendment fees are earned as compensation for agreeing to changes in loan agreements.

    In November 2000 the American Institute of Public Accountants ("AICPA") issued a revised version of the AICPA Audit and Accounting Guide for Investment Companies ("the Guide"). The revised version of the Guide is effective for annual financial statements issued for fiscal years beginning after December 15, 2000 and requires investment companies to amortize premiums and accrete discounts on fixed income securities. As noted above, the Trust currently amortizes premiums and accretes discounts on fixed income securities, therefore, this accounting change has no impact to the Trust.

D. FEDERAL INCOME TAXES It is the Trust's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no provision for federal income taxes is required.

    The Trust intends to utilize provisions of the federal income tax laws which allow it to carry a realized capital loss forward for eight years following the year of the loss and offset such losses against any future realized capital gains. At July 31, 2001, the Trust had an accumulated capital loss carryforward for tax purposes of $96,817,906, which will expire between July 31, 2004 and July 31, 2009. Net realized gains or losses may differ for financial and tax reporting purposes primarily as a result of the deferral of losses related to wash sale transactions, post October losses which may not be recognized for tax purposes until the first day of the following fiscal year and losses that were recognized for book purposes but not for tax purposes at the end of the fiscal year.

    At July 31, 2001, for federal income tax purposes cost of long- and short-term investments is $4,417,414,555, the aggregate gross unrealized appreciation is $126,692,338 and the aggregate gross unrealized depreciation is $598,837,420, resulting in net unrealized depreciation on long- and short-term investments of $472,145,082.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2001

E. DISTRIBUTION OF INCOME AND GAINS The Trust declares daily and pays monthly dividends from net investment income. Net realized gains, if any, are distributed at least annually. Distributions from net realized gains for book purposes may include short-term capital gains, which are included as ordinary income for tax purposes.

    Due to inherent differences in the recognition of income, expenses, and realized gains/losses under generally accepted accounting principles and federal income tax purposes, permanent differences between financial and tax basis reporting for the 2001 fiscal year have been identified and appropriately reclassified. A permanent difference relating to expenses which are not deductible for tax purposes totaling $425,562 was reclassified from accumulated undistributed net investment income to capital. Permanent differences of $106 relating to the recognition of net realized losses on foreign currency transactions were reclassified from accumulated undistributed net investment income to accumulated net realized loss. Permanent differences related to restructuring losses recognized for tax purposes totaling $3,837,453 were reclassified from accumulated undistributed net investment income to accumulated net realized loss.

F. CREDITS EARNED ON CASH BALANCES During the year ended July 31, 2001, the Trust's custody fee was reduced by $454,342 as a result of credits earned on cash balances.

2. INVESTMENT ADVISORY AGREEMENT AND
OTHER TRANSACTIONS WITH AFFILIATES

Under the terms of the Trust's Investment Advisory Agreement, the Adviser will provide investment advice and facilities to the Trust for an annual fee payable monthly as follows:

AVERAGE DAILY NET ASSETS                                      % PER ANNUM
First $4.0 billion..........................................     .950%
Next $3.5 billion...........................................     .900%
Next $2.5 billion...........................................     .875%
Over $10 billion............................................     .850%

    In addition, the Trust will pay a monthly administrative fee to Van Kampen Funds Inc., the Trust's Administrator, at an annual rate of .25% of the average daily net assets of the Trust. The administrative services to be provided by the Administrator include monitoring the provisions of the loan agreements and any agreements with respect to participations and assignments, record keeping responsibilities with respect to interests in Senior Loans in the Trust's portfolio and providing certain services to the holders of the Trust's securities.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2001

    For the year ended July 31, 2001, the Trust recognized expenses of approximately $304,900 representing legal services provided by Skadden, Arps, Slate, Meagher & Flom (Illinois), counsel to the Trust, of which a trustee of the Trust is an affiliated person.

    Under a Legal Services agreement, the Adviser provides legal services to the Trust. The Adviser allocates the cost of such services to each trust. For the year ended July 31, 2001, the Trust recognized expenses of approximately $116,700 representing Van Kampen Investments Inc.'s or its affiliates (collectively "Van Kampen") cost of providing legal services to the Trust, which are reported as legal expenses in the Statement of Operations.

    Van Kampen Investor Services Inc., an affiliate of the Adviser, serves as the shareholder servicing agent of the Trust. For the year ended July 31, 2001, the Trust recognized expenses for these services of approximately $3,929,000. Shareholder servicing fees are determined through negotiations with the Trust's Board of Trustees and are based on competitive market benchmarks.

    Certain officers and trustees of the Trust are also officers and directors of Van Kampen. The Trust does not compensate its officers or trustees who are officers of Van Kampen.

    The Trust provides deferred compensation and retirement plans for its trustees who are not officers of Van Kampen. Under the deferred compensation plan, trustees may elect to deter all or a portion of their compensation to a later date. Benefits under the retirement plan are payable upon retirement for a ten-year period and are based upon each trustee's years of service to the Trust. The maximum annual benefit per trustee under the plan is $2,500.

    During the period, the Trust owned shares of the following affiliated companies. Affiliated companies are defined by the Investment Company Act of

NOTES TO
FINANCIAL STATEMENTS

July 31, 2001

1940, as amended, as those companies in which a trust holds 5% or more of the outstanding voting securities.

                                                     REALIZED      DIVIDEND    MARKET VALUE
NAME                                    SHARES*     GAIN/(LOSS)     INCOME       7/31/01
Breed Technologies, Inc. ..........    1,345,452         0                0    $ 6,861,805
Bruno's, Inc. .....................    2,593,713         0                0     52,548,625
Bruno's Supermarkets...............      259,371         0                0      5,254,857
Decorate Today.Com.................      198,600         0                0      3,123,978
Fleer/Marvel Entertainment,
  Inc. ............................    1,559,679         0         $397,129      9,139,307
Imperial Home Decor Group, Inc. ...      929,571         0                0      1,310,695
Imperial Home Decor Realty,
  Inc. ............................      929,571         0                0              0
Kindred Healthcare, Inc. ..........    1,064,604         0                0     50,036,388
London Fog Industries, Inc. .......    1,083,301         0                0              0
Payless Cashways, Inc. ............    1,024,159         0                0        184,349
Rowe International, Inc. ..........       91,173         0                0              0
Trans World Entertainment Corp. ...    3,789,962         0                0     29,182,707
United Fixtures Holdings, Inc. ....      249,830         0                0        517,114

*Shares were acquired through the restructuring of senior loan interests.

3. CAPITAL TRANSACTIONS

At July 31, 2001 and July 31, 2000, paid in surplus aggregated $4,925,811,365 and $6,850,206,625, respectively.

    Transactions in common shares were as follows:

                                                           YEAR ENDED       YEAR ENDED
                                                          JULY 31, 2001    JULY 31, 2000
Beginning Shares......................................     679,708,950      825,612,225
                                                          ------------     ------------
Shares Sold...........................................      12,628,225       44,598,159
Shares Issued Through Dividend Reinvestment...........      22,846,179       28,154,985
Shares Repurchased....................................    (251,716,151)    (218,656,419)
                                                          ------------     ------------
Net Change in Shares Outstanding......................    (216,241,747)    (145,903,275)
                                                          ------------     ------------
Ending Shares.........................................     463,467,203      679,708,950
                                                          ============     ============

4. INVESTMENT TRANSACTIONS

During the period, the costs of purchases and proceeds from investments sold and repaid, excluding short-term investments, were $2,000,161,307 and $3,678,341,991, respectively.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2001

5. TENDER OF SHARES

The Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for all or a portion of its then outstanding common shares at the net asset value of the shares on the expiration date of the tender offer. For the year ended July 31, 2001, 251,716,151 shares were tendered and repurchased by the Trust.

6. EARLY WITHDRAWAL CHARGE

An early withdrawal charge to recover offering expenses will be imposed in connection with most common shares held for less than five years which are accepted by the Trust for repurchase pursuant to tender offers. The early withdrawal charge will be payable to Van Kampen. Any early withdrawal charge which is required to be imposed will be made in accordance with the following schedule.

                                                                WITHDRAWAL
                                                                  CHARGE
YEAR OF REDEMPTION
First.......................................................       3.0%
Second......................................................       2.5%
Third.......................................................       2.0%
Fourth......................................................       1.5%
Fifth.......................................................       1.0%
Sixth and following.........................................       0.0%

    For the year ended July 31, 2001, Van Kampen received early withdrawal charges of approximately $15,080,600 in connection with tendered shares of the Trust.

7. COMMITMENTS/BORROWINGS

Pursuant to the terms of certain of the Senior Loan agreements, the Trust had unfunded loan commitments of approximately $67,677,600 as of July 31, 2001. The Trust generally will maintain with its custodian short-term investments having an aggregate value at least equal to the amount of unfunded loan commitments.

    The Trust, along with the Van Kampen Senior Floating Rate Fund, has entered into a revolving credit agreement with a syndicate led by Bank of America for an aggregate of $500,000,000, which will terminate on November 9, 2001. The proceeds of any borrowing by the Trust under the revolving credit agreement shall be used for temporary liquidity purposes and funding of shareholder tender offers. Annual commitment fees of .09% are charged on the unused portion of the credit line. Borrowings under this facility will bear interest at either the LIBOR rate or the Federal Funds rate plus .50%.

NOTES TO
FINANCIAL STATEMENTS

July 31, 2001

8. SENIOR LOAN PARTICIPATION COMMITMENTS

The Trust invests primarily in participations, assignments, or acts as a party to the primary lending syndicate of a Senior Loan interest to corporations, partnerships, and other entities. When the Trust purchases a participation of a Senior Loan interest, the Trust typically enters into a contractual agreement with the lender or other third party selling the participation, but not with the borrower directly. As such, the Trust assumes the credit risk of the borrower, selling participant or other persons interpositioned between the Trust and the borrower.

    At July 31, 2001, the following sets forth the selling participants with respect to interests in Senior Loans purchased by the Trust on a participation basis.

                                                              PRINCIPAL
                                                               AMOUNT       VALUE
                    SELLING PARTICIPANT                         (000)       (000)
Goldman Sachs...............................................   $ 9,951     $ 8,746
JP Morgan Chase Securities, Inc. ...........................     2,574       2,542
Credit Suisse First Boston..................................     2,045       1,989
Lehman Brothers.............................................     1,958       1,928
                                                               -------     -------
Total.......................................................   $16,528     $15,205
                                                               =======     =======

                           PART C--OTHER INFORMATION

ITEM 24: FINANCIAL STATEMENTS AND EXHIBITS

     (1) FINANCIAL STATEMENTS:

        Included in Part A:

           Financial Highlights

        Included in Part B:


           Report of Independent Auditors; Portfolio of Investments as of July
                 31, 2001; Statement of Assets and Liabilities as of July 31, 2001; Statement of Operations for the year ended July 31, 2001; Statements of Changes in Net Assets for the fiscal year ended July 31, 2001 and 2000; Statement of Cash Flows for the year ended July 31, 2001; and Notes to Financial Statements (Audited)


     (2) EXHIBITS


               (a)(i)   Amended and Restated Declaration of Trust dated September 19, 1989(1)
              (a)(ii)   Certificate of Amendment dated October 11, 1995(1)
                  (b)   By-laws(1)
                  (d)   Specimen Certificate of Common Shares of Beneficial Interest of Registrant(1)
                  (g)   Investment Advisory Agreement(2)
               (h(1))   Offering Agreement(2)
               (h(2))   Form of Dealer Agreement(3)
               (h(3))   Form of Broker Agreement(3)
               (h(4))   Form of Bank Agreement(3)
               (j(1))   Custodian Agreement(2)
               (j(2))   Transfer Agency and Service Agreement(2)
               (k(1))   Administration Agreement(2)
               (k(2))   Amended and Restated Legal Services Agreement(2)
               (k(3))   Third Amendment and Restatement of Credit Agreement dated September 13, 2000(5)
               (k(4))   Letter Agreement dated August 24, 2001 to extend the Third Agreement and Restatement of
                        Credit Agreement between Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating
                        Rate Fund, various Financial Institutions and Bank of America, N.A., as agent, dated as of September 13, 2000+
                  (l)   Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(3)
               (n(1))   Consent of Deloitte & Touche LLP+
            (n(2)(i))   Consent of KPMG LLP+
           (n(2)(ii))   Independent Auditors' Report of KPMG LLP+
                  (p)   Letter of Investment Intent(1)
               (r)(1)   Code of Ethics of the Adviser and Distributor+
               (r)(2)   Code of Ethics of the Funds(5)
                 (24)   Power of Attorney+


---------------
(1) Incorporated by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-14499 and 811-5845, filed on October 18, 1996.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, File Nos. 333-14999 and 811-5845, filed on November 13, 1997.

(3) Incorporated by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on April 8, 1999.

(4) Incorporated by reference to Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on February 8, 2000.

(5)Incorporated by reference to Post Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2, File No. 333-75911 and 811-5845, filed on November 8, 2000.


(+) Filed herewith.

ITEM 25: MARKETING ARRANGEMENTS

     See Exhibit h to this Registration Statement.

ITEM 26: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission fees.....................  $688,745
National Association of Securities Dealers, Inc. fees.......  $ 30,500
Printing and engraving expenses.............................  $ 70,000*
Legal fees..................................................  $ 50,000*
Accounting expenses.........................................  $  3,000*
Miscellaneous expenses......................................  $  5,000*
                                                              --------
               Total........................................  $847,245*
                                                              ========

---------------
* Estimated.

ITEM 27: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

     Not applicable

ITEM 28: NUMBER OF HOLDERS OF SECURITIES


     At September 30, 2001:



                  TITLE OF CLASS                     NUMBER OF RECORD HOLDERS
                  --------------                     ------------------------
Common Shares of Beneficial Interest, par value
  $.01 per share...................................          140,480


ITEM 29: INDEMNIFICATION

     Please see Article 5.3 of the Registrant's Amended and Restated Declaration of Trust (Exhibit (a)(i)) for indemnification of officers and trustees. Registrant's trustees and officers are also covered by an Errors and Omissions Policy. Section 5 of the proposed Investment Advisory Agreement between the Fund and the Adviser provides that in the absence of willful misfeasance, bad faith or gross negligence in connection with the obligations or duties under the Investment Advisory Agreement or on the part of the Adviser, the Adviser shall not be liable to the Fund or to any Common Shareholder of the Fund for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding or sale of any security. The Distribution Agreement provides that the Registrant shall indemnify the Distributor (as defined therein) and certain persons related thereto for any loss or liability arising from any alleged misstatement of a material fact (or alleged omission to state a material fact) contained in, among other things, the Registration Statement or Prospectus except to the extent the misstated fact or omission was made in reliance upon information provided by or on behalf of the Distributor. (See Section 7 of the Distribution Agreement.)

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant and the Adviser and any underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person or the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person or the Distributor in connection with the Common Shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

ITEM 30: BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

     For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of the Adviser, reference is made to the Adviser's current Form ADV (File No. 801-18161) filed under the Investment Advisers Act of 1940, as amended, incorporated herein by reference.

ITEM 31: LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder to be maintained (i) by Registrant will be maintained at its offices, located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555, Van Kampen Investor Services Inc., P.O. Box 418256, Kansas City, MO 02105-1713 or at the State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, Massachusetts; (ii) by the Adviser, will be maintained at its offices, located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181; and (iii) all such accounts, books and other documents required to be maintained by the principal underwriter will be maintained by Van Kampen Funds Inc., at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

ITEM 32: MANAGEMENT SERVICES

     Not applicable

ITEM 33: UNDERTAKINGS

     1. Registrant undertakes to suspend offering of its Shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

     2. Not applicable

     3. Not applicable

     4. (a) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5. If applicable:

          (a) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THERETO DULY AUTHORIZED IN THE CITY OF OAKBROOK TERRACE, AND THE STATE OF ILLINOIS, ON THE 15TH DAY OF OCTOBER, 2001.


                                          VAN KAMPEN
                                          PRIME RATE INCOME TRUST


                                          By:      /s/ SARA L. BADLER

                                            ------------------------------------

                                                       Sara L. Badler


                                                    Assistant Secretary



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED ON OCTOBER 15, 2001 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:


                     SIGNATURES                                              TITLE
                     ----------                                              -----
             /s/ RICHARD F. POWERS, III*                 Chairman, President and Trustee
-----------------------------------------------------
               Richard F. Powers, III

                /s/ JOHN L. SULLIVAN*                    Vice President, Chief Financial Officer and
-----------------------------------------------------    Treasurer
                  John L. Sullivan

               /s/ THEODORE A. MYERS*                    Trustee
-----------------------------------------------------
                  Theodore A. Myers

                  /s/ ROD DAMMEYER*                      Trustee
-----------------------------------------------------
                    Rod Dammeyer

                 /s/ DAVID C. ARCH*                      Trustee
-----------------------------------------------------
                    David C. Arch

              /s/ HUGO F. SONNENSCHEIN*                  Trustee
-----------------------------------------------------
                Hugo F. Sonnenschein

                 /s/ HOWARD J KERR*                      Trustee
-----------------------------------------------------
                    Howard J Kerr

                /s/ WAYNE W. WHALEN*                     Trustee
-----------------------------------------------------
                   Wayne W. Whalen


* Signed by Sara L. Badler pursuant to a Power of Attorney.



       /s/ SARA L. BADLER

------------------------------------
          Attorney-in-Fact

                         EXHIBIT INDEX TO FORM N-2 FOR


                         POST-EFFECTIVE AMENDMENT NO. 4



               (k(4))   Letter Agreement dated August 24, 2001 to extend the Third Agreement and Restatement of
                        Credit Agreement between Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating
                        Rate Fund, various Financial Institutions and Bank of America, N.A., as agent, dated as of September 13, 2000+
               (n(1))   Consent of Deloitte and Touche LLP
            (n(2)(i))   Consent of KPMG LLP
           (n(2)(ii))   Independent Auditors Report of KPMG LLP
               (r)(1)   Code of Ethics of the Adviser and the Distributor
                 (24)   Power of Attorney